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Index to financial statements

As filed with the Securities and Exchange Commission on July 13, 2010

Registration No. 333-165988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RealD Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3663, 3861, 6794 (Primary Standard Industrial Classification Code Number)	77-0620426 (I.R.S. Employer Identification Number)

100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
(310) 385-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
(310) 385-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
C. Thomas Hopkins, Esq. Linda Michaelson, Esq. Louis P. A. Lehot, Esq. Sheppard, Mullin, Richter & Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, California 90067 (310) 228-3700
Andrew A. Skarupa
Chief Financial Officer and
Chief Operating Officer
Craig Gatarz, Esq.
Executive Vice President
and General Counsel
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, California 90210
	(310) 385-4000	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July 13, 2010

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

10,750,000 shares

Common stock

This is an initial public offering of common stock by RealD Inc. RealD is offering 6,000,000 shares, and the selling stockholders identified in this prospectus, including members of management, are offering an additional 4,750,000 shares. The estimated initial public offering price is between $13.00 and $15.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "RLD."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to the selling stockholders, before expenses	$		$
Proceeds to us, before expenses	$		$

The selling stockholders, including members of management, have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,612,500 shares from them at the initial public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2010.

Joint Book-Running Managers
J.P. Morgan	Piper Jaffray
Co-Lead Manager
William Blair & Company
Co-Managers
Stifel Nicolaus Weisel	BMO Capital Markets

                           , 2010

real D™

CINEMA
CONSUMER ELECTRONICS
PROFESSIONAL

THE NEW 3D

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

RealD and the RealD logo are trademarks of RealD Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders. All rights reserved.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus but does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors," and our consolidated financial statements and the accompanying notes, before making an investment decision. Except where the context otherwise requires or where otherwise indicated, the terms "we," "us," "our" and "RealD" refer to RealD Inc. and its consolidated subsidiaries.

Overview

We are a leading global licensor of stereoscopic (three-dimensional), or 3D, technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

Competitive strengths

Our competitive strengths include the following:

Innovative technology

Our expertise in polarization control, photonics, optics, liquid crystal physics and digital image processing has allowed us to develop new and innovative technologies for the motion picture industry, the emerging 3D consumer electronics market and other markets. Working with The Walt Disney Company, or Disney, to release Chicken Little in 3D in 2005, we became the first company to commercially enable 3D theater screens using digital projection. Our patented RealD Cinema Systems deliver superior light output, providing for a high quality, brighter image and enabling display on larger theater screens than most competing technologies. Our licensees American Multi-Cinema, Inc., or AMC, Cinemark USA, Inc., or Cinemark, and Regal Cinemas, Inc., or Regal, deploy our RealD Cinema Systems on their own premium-branded large-screen formats. Our RealD Format, active and passive eyewear, and display and gaming technologies provide our consumer electronics licensees the ability to display high quality 3D content that can be delivered through the current cable, satellite and broadcast infrastructure. Our RealD Format is also highly scalable and can meet the future needs of our licensees as the infrastructure for 3D content production, distribution and viewing grows and evolves.

Global market leader in 3D-enabled theater screens

As of June 1, 2010, our RealD Cinema Systems were deployed on 5,966 theater screens in 51 countries, which we believe are more 3D screens than all of our competitors combined. Seventeen of the world's top 18 motion picture exhibitors, including all of the top 10, utilize RealD Cinema Systems in their theaters, including AMC, Cinemark, ODEON Cinemas Holdings Limited, or ODEON, Regal, and Warner Mycal Corporation, or Warner Mycal. Domestic (United

States and Canada) box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. As of June 1, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 5,100 additional screens under our existing agreements with them, and we are actively engaged with other motion picture exhibitors regarding potential new license agreements.

Pioneer in the emerging 3D consumer electronics market

Although the 3D consumer electronics market is new and developing, we have already entered into agreements to provide our RealD Format, active and passive eyewear, and display and gaming technologies to leading consumer electronics manufacturers, including Panasonic Corporation, or Panasonic, Samsung Electronics Company Limited, or Samsung, Sony Electronics, Inc., or Sony Electronics, Toshiba Corporation, or Toshiba, and Victor Company of Japan, Limited, or JVC.

Premium brand

We believe our brand is well-recognized among licensees and consumers as a result of motion picture studios and exhibitors co-branding with us and consumers having worn our branded RealD eyewear over 200 million times. We believe the prominence of our brand in the motion picture industry will enhance our marketing efforts in the 3D consumer electronics market.

Scalable licensing model

We license our 3D technologies under a highly scalable business model with recurring revenue from those licenses. As an example, our multi-year (typically five years or longer), generally exclusive agreements with motion picture exhibitors generate revenue on a per-admission, periodic fixed-fee or per-motion picture basis at limited incremental direct cost to us. Although we have a history of net losses, incurred a net loss of $39.7 million for the year ended March 26, 2010 and expect to experience a decrease in gross revenue for the three months ended June 25, 2010 compared to the three months ended March 26, 2010, we believe our licensing revenue will increase at a faster rate than our operating expenses.

Extensive industry relationships and strong technical expertise

Our experienced management team has extensive, long-term relationships with content producers and distributors, major motion picture studios and exhibitors, and consumer electronics manufacturers that help us drive the proliferation of 3D content, delivery and viewing in theaters, the home and elsewhere. Our research and development team is comprised of leaders in the invention, development and commercialization of innovative 3D technologies.

Strategy

Key elements of our strategy include:

Continue to innovate and develop new technologies

We will continue to develop proprietary 3D technologies to enhance the 3D viewing experience and create additional revenue opportunities. Our patented technologies enable 3D viewing in theaters, the home and elsewhere, including technologies that can allow 3D content to be viewed without eyewear. We will also selectively pursue technology acquisitions to expand and enhance our intellectual property portfolio in areas that complement our existing and new market opportunities and to supplement our internal research and development efforts.

Increase our leading global market share in 3D-enabled theater screens

We will work with our existing motion picture exhibitor licensees to deploy additional RealD Cinema Systems. We also plan to enter into agreements with new motion picture exhibitor licensees to increase the number of deployed RealD Cinema Systems worldwide.

Expand our emerging 3D consumer electronics business

We will continue to work with consumer electronics manufacturers and content producers and distributors to enable a premium 3D viewing experience in the home and elsewhere using our 3D technologies.

Build upon the strength of our RealD brand

We will further leverage the strength of our brand in the motion picture industry to generate stronger licensee and consumer preference for the RealD brand in the 3D consumer electronics and other markets. We will continue to actively encourage motion picture studios and exhibitors to prominently feature our brand in their motion picture advertising and marketing, at theater locations, online and on consumer electronics products and packaging.

Market opportunity

Our 3D technologies can be utilized in many different markets, including entertainment, consumer electronics, education, aerospace, defense and healthcare. Our 3D technologies are primarily used in the motion picture, consumer electronics and professional markets.

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. As of December 25, 2009, there were approximately 16,000 theater screens using digital cinema projectors out of approximately 149,000 total theater screens worldwide, of which 4,286 were RealD-enabled (increasing to 5,966 RealD-enabled screens as of June 1, 2010). In 2009, motion picture exhibitors installed approximately 7,500 digital cinema projectors, an approximately 86% growth rate from 2008, and in 2008, motion picture exhibitors installed approximately 2,300 digital cinema projectors, an approximately 36% growth rate from 2007. Digital Cinema Implementation Partners, or DCIP, recently completed its financing that is providing funding for the digital conversion of up to approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal. We believe the increasing number of theater screens to be financed by DCIP provides us with a significant opportunity to deploy additional RealD Cinema Systems and further our penetration of the domestic market.

Since the release of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released. Based on the slate announcements by motion picture studios, we anticipate that 23 3D motion pictures will be released worldwide during 2010, including sequels to successful major motion picture franchises such as Harry Potter, Shrek and Toy Story, and 33 3D motion pictures will be released worldwide in 2011. As the number of RealD-enabled screens and 3D motion pictures released increases, we expect that our revenue will continue to grow.

We believe that the recent success of major 3D motion pictures, including Avatar,Alice in Wonderland,Shrek Forever After and Toy Story 3, is leading to the creation and distribution of new 3D content for the consumer electronics market. Although we have not yet generated material revenue in the consumer electronics market, the development of this market represents a significant opportunity for new revenue arising from improved 3D technologies, the release of 3D-enabled consumer electronics products and the increased availability of 3D content for the home and elsewhere. According to International Data Corporation, or IDC, 2009 worldwide shipments for plasma and LCD televisions were approximately 123 million, digital pay TV set-top boxes were 89 million, digital video recorders were 32 million, interactive gaming consoles were 93 million, laptop computers were 169 million, desktop computers were 127 million and mobile devices (capable of displaying robust visual content) were 174 million. We believe our 3D technologies can be used in future versions of these consumer electronics products.

Our history

RealD was founded by Michael V. Lewis and Joshua Greer in 2003 with the goal of bringing a premium 3D viewing experience to audiences everywhere. In 2005, we acquired Stereographics Corporation, or Stereographics, a company founded in 1980 and one of the largest providers of 3D technologies at the time of the acquisition. In 2007, we acquired ColorLink, Inc., or ColorLink, a polarization control, photonics and optics company with an extensive patent portfolio. The 3D technologies that we acquired were used in piloting the Mars Rover in 1997. In March 2005, we demonstrated our initial RealD Cinema System to motion picture exhibitors and studios. In November 2005, Disney released Chicken Little, including on approximately 100 RealD-enabled screens. In December 2009, 20th Century Fox, or Fox, released Avatar worldwide, including on approximately 4,200 RealD-enabled screens. In 2008, we entered the 3D consumer electronics market with a number of 3D technologies for the home and elsewhere and the first consumer electronics products utilizing our 3D technologies are now available to consumers.

Recent developments

Although our unaudited consolidated interim financial statements for the three months ended June 25, 2010 are not yet complete, for the three months ended June 25, 2010, we currently anticipate reporting gross revenue of between approximately $60 million and $65 million as compared to gross revenue of $76.7 million for the three months ended March 26, 2010. We believe our estimated gross revenue decreased as a result of the period-to-period decline in the 3D motion picture box office. The period-to-period variance is primarily attributable to the seasonal release patterns of 3D motion pictures and the performance of Avatar (the highest grossing motion picture of all time) during the three months ended March 26, 2010, which was not replicated during the three months ended June 25, 2010. We currently anticipate reporting an increase in our net revenue for the three months ended June 25, 2010, as compared to net revenue of $55.4 million (after adjustment to revenue of $21.3 million relating to motion picture exhibitor options) for the three months ended March 26, 2010. We believe our net revenue will increase primarily as a result of a significant decrease in our estimated adjustment to revenue relating to motion picture exhibitor options in the three months ended June 25, 2010, attributable to a decrease in the estimated stock price and an increase in screen installation targets. See "Management's discussion and analysis of financial condition and results of operations—Key components of our results of operations—Revenue—Motion picture exhibitor stock options."

For the three months ended June 25, 2010, although all expense items for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive net income, as compared to the net loss of $17.9 million reported for the three months ended March 26, 2010. We believe this anticipated improvement is primarily attributable to the anticipated increase in net revenue discussed above, as well as an estimated increase in other income, primarily attributable to the sale of digital projectors to motion picture exhibitors. Although all line items to reconcile Adjusted EBITDA to net income (loss) for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive Adjusted EBITDA for the three months ended June 25, 2010 in an amount less than the $11.2 million reported in the three months ended March 26, 2010. Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net income (loss), the most comparable U.S. GAAP item, see "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion."

We have prepared the above estimate of our anticipated results in good faith based on our internal reporting for the three months ended June 25, 2010. We are currently performing our quarterly closing procedures for the three months ended June 25, 2010, and as such, these estimates represent the most current information available to management but are not yet final, are subject to further review and could change materially. As a result, the anticipated results are not statements of historical fact, and are forward-looking statements that are subject to known and unknown risks and uncertainties. See "Forward-looking statements and other industry data." Our financial statements for the three months ended June 25, 2010 are not expected to be filed with the SEC until after this offering is completed. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for such estimated financial information.

Corporate information

We were incorporated in California in July 2003 under the name "Real D" and reincorporated in Delaware in April 2010 as "RealD Inc." Our principal executive office and headquarters are located at 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210, and our telephone number is (310) 385-4000. Our website is located at www.reald.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Forward stock split

On June 28, 2010, we effected a forward split of our common stock, which resulted in each share of our common stock splitting into one and one-half shares (or a 1-for-1.5 forward split) of our common stock. We will issue cash in lieu of fractional shares in connection with this forward split. Concurrently with and as a result of the forward split of our common stock, we increased the number of shares of common stock we are authorized to issue from 35,133,333 to 150,000,000 shares, and did not change the par value of the common stock. All references to common stock, options and warrants to purchase common stock, share and per share data have been retroactively restated in this prospectus to reflect the forward split of our common stock as if it had occurred at the beginning of the earliest period presented.

The offering

Common stock offered by us	6,000,000 shares
Common stock offered by the selling stockholders	4,750,000 shares
Total	10,750,000 shares
Common stock outstanding immediately after this offering	47,590,021 shares
Over-allotment option	Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,612,500 additional shares of our common stock.
Use of proceeds
We estimate the net proceeds to us from this offering will be approximately $71.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $14.00 per share, which is the midpoint of the estimated offering price range shown on the front cover of this prospectus. We intend to use the net proceeds to us from this offering:
• to repay $25.1 million of indebtedness under our term loan and revolving credit facilities, which will become due and payable upon the completion of this offering; and
• the remainder for general corporate purposes, including investments in technology.
We may also use a portion of the net proceeds to acquire complementary businesses and technologies.
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Use of proceeds."
Proposed symbol on the New York Stock Exchange	RLD

The number of shares of common stock to be outstanding immediately after this offering includes 24,690,954 shares of common stock outstanding on June 18, 2010 and also the following shares:

•
16,835,714 shares of common stock to be issued upon the automatic conversion of all outstanding shares of convertible preferred stock as of March 26, 2010; and

•
the exercise by selling stockholders of options to purchase an aggregate of 63,353 shares of common stock at a weighted average exercise price of approximately $2.42 per share, for total proceeds to us of $153,223.

The number of shares of common stock outstanding immediately after this offering excludes:

•
1,089,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 26, 2010 with a weighted average exercise price of approximately $0.83 per share;

•
5,450,516 shares of common stock issuable upon the exercise of options outstanding as of the closing of this offering with a weighted average exercise price of $3.77 per share;

•
3,668,340 shares of common stock issuable upon the exercise of motion picture exhibitor options outstanding as of March 26, 2010 with an exercise price of approximately $0.00667 per share;

•
an aggregate of 407,404 shares of common stock reserved for future issuance under our 2004 equity incentive plan as of March 26, 2010; and

•
an aggregate of 3,750,000 shares of common stock reserved for future issuance under our 2010 equity incentive plan as of June 18, 2010.

Unless otherwise stated, all information in this prospectus assumes:

•
the forward split of shares of our common stock we effected on June 28, 2010, which resulted in each share of our common stock splitting into one and one-half shares (or a 1-for-1.5 forward split) of our common stock, with cash issued in lieu of fractional shares;

•
the effectiveness upon the completion of this offering of our amended and restated certificate of incorporation and our amended and restated bylaws, as more fully described below under "Description of our capital stock;"

•
no exercise of the option granted to the underwriters to purchase additional shares;

•
an initial public offering price of $14.00 per share of common stock, which is the mid-point of the estimated offering price range set forth on the front cover of this prospectus; and

•
no exercise of outstanding options after March 26, 2010, except for exercises by certain members of management who are exercising options and selling the underlying option shares in this offering. See "Principal and selling stockholders".

Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. You should read this information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary consolidated statement of operations data for the years ended March 31, 2008, March 27, 2009 and March 26, 2010, and the summary consolidated balance sheet data as of March 27, 2009 and March 26, 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

	Year ended
(dollars in thousands, except share and per share data)	March 31, 2008	March 27, 2009	March 26, 2010

Consolidated Statement of Operations Data:
Gross revenue	$23,378	$44,553	$189,080
Motion picture exhibitor options	—	(4,878)	(39,234)

Net revenue	$23,378	$39,675	$149,846
Cost of revenue	13,500	27,107	140,603

Gross margin	9,878	12,568	9,243
Operating expenses:
Research and development	11,166	8,915	11,021
Selling and marketing	7,311	11,009	16,811
General and administrative	8,006	7,940	15,638

Total operating expenses	26,483	27,864	43,470

Operating loss	(16,605)	(15,296)	(34,227)
Interest expense	(1,257)	(949)	(1,730)
Other income (loss)	(7)	100	(1,112)

Loss from continuing operations before income taxes	(17,869)	(16,145)	(37,069)
Income tax expense	20	219	2,680

Loss from continuing operations	(17,889)	(16,364)	(39,749)
Discontinued operations, net of tax	(11,796)	—	—

Net loss	(29,685)	(16,364)	(39,749)
Net loss attributable to noncontrolling interests	421	727	896
Accretion of preferred stock	(8,001)	(9,826)	(12,372)

Net loss attributable to RealD Inc. common stockholders	$(37,265)	$(25,463)	$(51,225)

Basic and diluted loss per share of common stock(1)
Continued operations	$(1.07)	$(1.06)	$(2.09)
Discontinued operations	$(0.50)	$—	$—

Basic and diluted loss per share of common stock(1)	$(1.57)	$(1.06)	$(2.09)
Shares used in computing basic and diluted loss per share of common stock(1)	23,713,455	24,026,728	24,500,173
Pro forma basic and diluted loss per share of common stock (unaudited)(2)			$(0.94)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)(2)			41,335,887

	As of	As of
(dollars in thousands)	March 27, 2009	March 26, 2010

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,704	$13,134
Total assets	96,548	162,146
Total indebtedness (including short-term indebtedness)	14,863	31,396
Mandatorily redeemable convertible preferred stock	50,459	62,831
Total equity (deficit)	$(31,945)	$(41,886)

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010

Consolidated Other Data:
Capital expenditures	$12,072	$30,161
Depreciation and amortization	5,598	7,952
Adjusted EBITDA(3)	1,072	22,727
Cash flows provided by (used in):
Operating activities	10,134	15,135
Investing activities	(12,107)	(29,636)
Financing activities	$8,229	$11,931

	As of
	March 27, 2009	March 26, 2010

	(unaudited)
Number of RealD-enabled screens
Total domestic RealD-enabled screens	1,703	3,385
Total international RealD-enabled screens	405	1,936
Total RealD-enabled screens	2,108	5,321
Number of locations with RealD-enabled screens
Total domestic locations with RealD-enabled screens	1,147	1,837
Total international locations with RealD-enabled screens	376	1,197
Total locations with RealD-enabled screens	1,523	3,034

(1)
All basic and diluted loss per share of common stock and average shares outstanding information for all periods presented have been adjusted to reflect the one-for-one and one-half (1-for-1.5) forward split of our common stock effected by us on June 28, 2010. For more information regarding loss per share calculations, see Note 2, "Net loss per share of common stock," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Pro forma basic and diluted loss per share has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, as of the beginning of the period, with each share of convertible preferred stock converting into 1.50 shares of common stock. See Note 8, "Mandatorily redeemable convertible preferred stock and equity (deficit)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
We present Adjusted EBITDA as a supplemental measure of our performance. However, Adjusted EBITDA is not a recognized measurement under accounting principles generally accepted in the United States (U.S. GAAP). In this prospectus, we define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. Non-U.S. GAAP adjustments to our results prepared in accordance with U.S. GAAP are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted EBITDA to net loss:

	Year ended
(in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Net loss	$(29,685)	$(16,364)	$(39,749)

Add (deduct):
Interest expense	1,257	949	1,730
Income tax expense	20	219	2,680
Depreciation and amortization	5,296	5,598	7,952
Other (income) loss(1)	7	(100)	1,112
Discontinued operations(2)	11,796	—	—
Share-based compensation expense(3)	1,507	1,932	2,909
Exhibitor option expense(4)	—	4,878	39,234
Impairment of assets and intangibles(5)	4,261	2,037	426
Sales and use tax(6)	1,007	910	5,478
Property tax(7)	416	663	605
Management fee(8)	350	350	350

Adjusted EBITDA	$(3,768)	$1,072	$22,727

(1)
Includes amortization of debt issue costs, unrealized foreign currency exchange gains and losses and gain on sale of digital projectors.

(2)
Represents loss from discontinued operations, net of tax, primarily due to a loss on the sale of our 51.0% interest in ColorLink Japan in November 2007.

(3)
Represents share-based compensation expense of nonstatutory and incentive stock options to employees, officers, directors and consultants.

(4)
Represents stock options granted to some of our motion picture exhibitor licensees. The amounts are recorded as contra revenue in the consolidated financial statements.

(5)
Represents impairment of long-lived assets, such as fixed assets, theatrical equipment and identifiable intangibles.

(6)
Represents taxes incurred by us for cinema license and product revenue.

(7)
Represents property taxes on RealD Cinema Systems and digital projectors.

(8)
Represents payment of management fees to the holder of our Series C mandatorily redeemable convertible preferred stockholder (included in general and administrative expense, which will terminate upon the completion of this offering).

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA in developing our internal budgets, forecasts and strategic plan; in analyzing the effectiveness of our business strategies; to evaluate potential acquisitions; in making compensation decisions; in communications with our board of directors concerning our financial performance; and because our credit agreement uses Adjusted EBITDA to measure our compliance with certain covenants. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

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Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

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Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

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non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

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Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

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other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. Our consolidated financial statements and the notes to those statements included elsewhere in this prospectus are prepared in accordance with U.S. GAAP. See also "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion" and "—Quarterly results and seasonality."

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before deciding whether to invest in our common stock. The risks described below are those which we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material could also impact us.

Risks relating to our business

If motion pictures that can be viewed with RealD Cinema Systems are not made or are not commercially successful, our revenue could decline.

Almost all of our revenue is currently dependent upon both the number of 3D motion pictures released and the commercial success of those 3D motion pictures. We have not developed any of our own 3D content and rely on motion picture studios producing and releasing 3D motion pictures compatible with our RealD Cinema Systems. There is no guarantee an increasing number of 3D motion pictures will be released or that motion picture studios will continue to produce 3D motion pictures at all. Motion picture studios may refrain from producing and releasing 3D motion pictures for any number of reasons, including their lack of commercial success. The commercial success of a 3D motion picture depends on a number of factors that are outside of our control, including whether it achieves critical acclaim, timing of the release, marketing efforts and promotional support for the release. In the past, consumer interest in 3D motion pictures was episodic and motion picture studios tended to use 3D motion pictures as a gimmick rather than as an artistic tool to enhance the experience. If consumers' recent renewed interest in the 3D viewing experience fails to grow or it declines for any reason, box office performance may suffer and motion picture studios may reduce the number of 3D motion pictures they produce. Poor box office performance of 3D motion pictures, disruption or reduction in 3D motion picture production, changes in release schedules, a reduction in marketing efforts for 3D motion pictures by motion picture studios or a lack of consumer demand for 3D motion pictures could result in lower 3D motion picture attendance, which could substantially reduce our revenue.

If motion picture exhibitors do not continue to use our RealD Cinema Systems or experience financial difficulties, our growth and results of operations could be adversely affected.

Our primary licensees in the motion picture industry are motion picture exhibitors. Our license agreements with motion picture exhibitors do not obligate these licensees to deploy a specific number of our RealD Cinema Systems. We cannot predict whether any of our existing motion picture exhibitor licensees will continue to perform under their license agreements with us, whether they will renew their license agreements with us at the end of their term or whether we may now or in the future be in breach of those agreements. If motion picture exhibitors reduce or eliminate the number of 3D motion pictures that are exhibited in theaters, then motion picture studios may not produce and release 3D motion pictures and our revenue could be adversely affected.

In addition, net license revenue from AMC, Cinemark and Regal together comprised approximately 13% of our net consolidated revenue in the year ended March 31, 2008, 16% in the year ended March 27, 2009 and 18% in the year ended March 26, 2010. Any inability or failure by AMC, Cinemark or Regal to pay us amounts due in a timely fashion or at all could substantially reduce our cash flow and could materially and adversely impact our financial condition and results of operations.

A deterioration in our relationships with the major motion picture studios could adversely affect our business.

The six major motion picture studios accounted for approximately 83% of domestic box office revenue and 9 of the top 10 grossing 3D motion pictures in 2009. License fees generated from motion pictures released by these studios represented nearly 100% of our motion picture exhibitor license revenue. Total revenue generated for motion pictures released by these motion picture studios represented nearly 100% of our total revenue in the year ended March 26, 2010. In addition, for our domestic operations and in certain international markets, these major motion picture studios pay us a per use fee for our RealD eyewear. To the extent that our relationship with any of these major motion picture studios deteriorates or any of these studios stop making motion pictures that can be viewed at RealD-enabled theater screens, refuse to co-brand with us or stop using our RealD eyewear, our costs could increase and our revenue could decline, which could adversely affect our business and results of operations.

If motion picture exhibitors do not continue converting analog theaters to digital or the pace of conversions slows, our future prospects could be limited and our business could be adversely affected.

Our RealD Cinema Systems only work in theaters equipped with digital cinema projection systems, which enable 3D motion pictures to be delivered, stored and projected electronically, and our systems are not compatible with analog motion picture projectors. Motion picture exhibitors have been converting projectors to digital cinema over the last several years, giving us the opportunity to deploy our RealD Cinema Systems. After motion picture exhibitors convert their projectors to digital cinema, they must install a silver screen and our RealD Cinema System. The conversion by motion picture exhibitors of their projectors and screens from analog to digital cinema requires significant expense. In 2009, motion picture exhibitors installed approximately 7,500 digital cinema projectors, an approximately 86% growth rate from 2008, and in 2008, motion picture exhibitors installed approximately 2,300 digital cinema projectors, an approximately 36% growth rate from 2007. Although DCIP recently completed its financing that is providing funding for the digital conversion of approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal, we cannot predict the pace or success of this conversion. As of December 31, 2009, approximately 18% of domestic theater screens had converted to digital and a much smaller percentage of international theater screens had been converted. If the market for digital cinema develops more slowly than expected, the motion picture exhibitors we have agreements with, including AMC, Cinemark and Regal, delay or abandon the conversion of their theaters, our ability to grow our revenue and our business could be adversely affected.

If the deployment of our RealD Cinema Systems is delayed or not realized, our future prospects could be limited and our business could be adversely affected.

We have license agreements with motion picture exhibitors that give us the right, subject to certain exceptions, to deploy our RealD Cinema Systems if a location under contract is already equipped with our systems and they choose to install additional 3D digital projector systems. As of June 1, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 5,100 additional screens under our existing agreements with them. However, our license agreements do not obligate our licensees to deploy a specific number of our RealD Cinema Systems. Numerous factors beyond our control could influence when and whether our RealD Cinema Systems will be deployed, including motion picture exhibitors' ability to fund capital expenditures, or their decision to delay or abandon the conversion of their theaters to digital projection or reduce the number of 3D motions pictures exhibited in their theaters. If motion picture exhibitors delay, postpone or decide not to deploy RealD Cinema Systems at the number of screens they have announced, or we are unable to deploy our RealD Cinema Systems in a timely manner, our future prospects could be limited and our business could be adversely affected.

We have a history of net losses and may continue to suffer losses in the future.

We have incurred net losses in each of our last five fiscal years, and incurred a net loss of approximately $39.7 million for the year ended March 26, 2010. If we cannot become profitable, our financial condition will deteriorate, and we may be unable to achieve our business objectives.

Any inability to protect our intellectual property rights could reduce the value of our 3D technologies and brand, which could adversely affect our financial condition, results of operations and business.

Our business is dependent upon our patents, trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of every country in which we and our licensees operate, such as China. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could lose potential revenue and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

It is possible that some of our 3D technologies may not be protectable by patents. In addition, given the costs of obtaining patent protection, we may choose not to protect particular innovations that later turn out to be important. Even where we do have patent protection, the scope of such protection may be insufficient to prevent third parties from designing around our particular patent claims or otherwise avoiding infringement. Furthermore, there is always the possibility that an issued patent may later be found to be invalid or unenforceable, or a competitor may attempt to engineer around our issued patent. Additionally, patents only offer a limited term of protection. Moreover, the intellectual property we maintain as trade secrets could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from them.

Our RealD Cinema Systems and other technologies are generally designed for use with third-party technologies and hardware, and if we are unable to maintain the ability of our RealD Cinema Systems and other technologies to work with these third-party technologies and hardware, our business and operating results could be adversely affected.

Our RealD Cinema Systems and other technologies are generally designed for use with third-party technologies and hardware, such as Christie projectors, Doremi servers, Harkness Hall screens and Sony Electronics 4K SXRD® digital cinema projectors. Third-party technologies and hardware may be modified, re-engineered or removed altogether from the marketplace. In addition, third-party technologies used to interact with our RealD Cinema Systems, RealD Format and other 3D technologies can change without prior notice to us, which could result in increased costs or our inability to provide our 3D technologies to our licensees. If we are unable to maintain the ability of our RealD Cinema Systems, RealD Format and other 3D technologies to work with these third-party technologies and hardware, our business and operating results could be adversely affected.

We may in the future be subject to intellectual property rights claims that are costly to defend, could require us to pay damages and could limit our ability to use particular 3D technologies in the future.

We may be exposed to, or threatened with, future litigation by other parties alleging that our 3D technologies infringe their intellectual property rights. Any intellectual property claims, regardless of their merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination in any intellectual property claim could require us to pay damages and/or stop using our 3D technologies, trademarks, copyrighted works and other material found to be in violation of another party's rights and could prevent us from licensing our 3D technologies to others. In order to avoid these restrictions, we may have to seek a license. This license may not be available on reasonable terms, could require us to pay significant license fees and may significantly increase our operating expenses. A license also may not be available to us at all. As a result, we may be required to use and/or develop non-infringing alternatives, which could require significant effort and expense. If we cannot obtain a license or develop alternatives for any infringing aspects of our business, we may be forced to limit our 3D technologies and may be unable to compete effectively. In certain instances, we have contractually agreed to provide indemnification to licensees relating to our intellectual property. This may require us to defend or hold harmless motion picture exhibitors, consumer electronics manufacturers or other licensees. We have from time to time corresponded with one or more third parties regarding patent enforcement issues and in-bound and out-bound patent licensing opportunities. In addition, from time to time we may be engaged in disputes regarding the licensing of our intellectual property rights, including matters related to our license fee rates and other terms of our licensing arrangements. These types of disputes can be asserted by our licensees or prospective licensees or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief or in regulatory actions. Requests for monetary and injunctive remedies asserted in claims like these could be material and could have a significant impact on our business. Any disputes with our licensees, potential licensees or other third parties could adversely affect our business, results of operations and prospects.

If we are unable to maintain our brand and reputation for providing high quality 3D technologies, our business and prospects could be materially harmed.

Our business and prospects depend, in part, on maintaining and strengthening our brand and reputation for providing high quality 3D technologies in the markets we serve. If problems with our 3D technologies cause motion picture exhibitors, consumer electronics manufacturers or other licensees to experience operational disruption or failure or delays in the delivery of their products and services to their customers, our brand and reputation could be diminished. Maintaining and strengthening our brand and reputation may be particularly challenging as we enter markets in which we have limited experience, such as the 3D consumer electronics market. If we fail to promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

Competition from other providers of 3D technologies to the motion picture industry could adversely affect our business.

The motion picture industry is highly competitive, particularly among providers of 3D technologies. Our primary competitors include Dolby, Laboratories, Inc., or Dolby, IMAX Corporation, or IMAX, MasterImage 3D, LLC, or MasterImage, and X6D Limited, or Xpand. In addition, other companies, including motion picture exhibitors and studios, may develop their own 3D technologies in the future. Consumers may also perceive the quality of 3D technologies delivered by some of our competitors to be equivalent or superior to our 3D technologies. In addition, some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do or may have more experience or advantages in the markets in which we compete that will allow them to offer lower prices or higher quality technologies, products or services. If we do not successfully compete with these providers, we could lose market share and our business could be adversely affected.

We face potential competition from companies with greater brand recognition and resources in the consumer electronics industry.

The 3D consumer electronics market is new and rapidly developing, and we must compete with companies that enjoy competitive advantages, including:

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more developed distribution channels and deeper relationships with consumer electronics manufacturers;

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a more extensive customer base;

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technologies that may be better suited for 3D consumer electronics products;

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broader technology, product and service offerings; and

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greater resources for competitive activities, such as research and development, strategic acquisitions, alliances, joint ventures, sales and marketing, and lobbying industry and government standards.

As a result, these current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, products, technologies or standards in the 3D consumer electronics market.

We also face competition where existing licensees relying on our RealD Cinema Systems in the motion picture industry may become current or potential competitors in the 3D consumer electronics market, or vice versa. For example, Sony Pictures Entertainment, Inc., or Sony Pictures, is a major motion picture studio, but certain of its affiliates also design, manufacture and market consumer electronics products and components and are entering the 3D consumer electronics market. In 2009, we signed an agreement with Sony Electronics making available to it some of our 3D technologies for potential use with their consumer electronics products. To the extent that Sony Electronics or our other licensees choose to utilize competing 3D technologies that they have developed or in which they have an interest, rather than use our 3D technologies, our growth prospects could be adversely affected.

The introduction of new 3D technologies and changes in the way that our competitors operate could harm our business. If we fail to keep up with rapidly changing 3D technologies or the growth of new and existing markets, our 3D technologies could become less competitive or obsolete.

The motion picture and consumer electronics industries in general are undergoing significant changes. Due to technological advances and changing consumer tastes, numerous companies have developed, and are expected to continue to develop, new 3D technologies that may compete directly with our 3D technologies. Competitors may develop alternative 3D technologies that are more attractive to consumers, content producers and distributors, motion picture exhibitors, consumer electronics manufacturers and others, or more cost effective than our technologies, and which make our 3D technologies less competitive. As a result of this competition, we could lose market share, which could harm our business and operating results. We expect to expend considerable resources on research and development in response to changes in the motion picture and consumer electronics industries. However, we may not be able to develop and effectively market new 3D technologies that adequately or competitively address the needs of these changing industries, which could have an adverse effect on our business and prospects.

If our 3D technologies fail to be widely adopted by or are not compatible with the needs of our licensees, our business prospects could be limited and our operating results could be adversely affected.

Our motion picture and consumer electronics licensees depend upon our 3D technologies being compatible with a wide variety of motion picture and consumer electronics systems, products and infrastructure. We make significant efforts to design our 3D technologies to address capability, quality and cost considerations so that they either meet or, where possible, exceed the needs of our licensees in the motion picture and consumer electronics industries. To have our 3D technologies widely adopted in the motion picture and consumer electronics industries, we must convince a broad spectrum of professional organizations worldwide, as well as motion picture studios and exhibitors and consumer electronics manufacturers who are members of such organizations, to adopt them and to ensure that our 3D technologies are compatible with their systems, products and infrastructure.

If our 3D technologies are not widely adopted or retained or if we fail to conform our 3D technologies to the expectations of, or standards set by, industry participants, they may not be compatible with other products and our business, operating results and prospects could be adversely affected. We expect that meeting and maintaining the needs of our licensees for compatibility with them will be significant to our business in the future. In addition, the market for broadcast technologies has traditionally been heavily regulated by governments or other regulatory bodies, and we expect this to continue to be the case in the future. If our 3D technologies are not compatible with the broadcasting infrastructure in particular geographic areas, our ability to compete in these markets could be adversely affected.

Other forms of entertainment may be more attractive to consumers than those using our 3D technologies, which could harm our growth and operating results.

We face competition for consumer attention from other forms of entertainment that may drive down motion picture box office and license revenue from motion picture exhibitors. We compete with a number of alternative motion picture distribution channels, such as cable, satellite, broadcast, packaged media and the Internet. There are also other forms of entertainment competing for consumers' leisure time and disposable income such as concerts, amusement parks and sporting events. A significant increase in the popularity of these alternative motion picture channels and competing forms of entertainment could reduce the demand for theatrical exhibition of 3D motion pictures, including those viewed with our RealD Cinema Systems, and have an adverse effect on our business and operating results.

Motion picture exhibitor stock options, our share price and the pace of theater conversions to RealD-enabled screens could create volatility in our reported revenue and earnings.

In connection with some of our motion picture exhibitor licensing agreements, we issued to the motion picture exhibitors a 10-year option to purchase shares of our common stock at approximately $0.00667 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of screens installed as a percentage of total screen installation targets. We record revenue net of motion picture exhibitor stock options, the amount of which is determined by changes in our share price and the number of RealD-enabled screens relative to certain targets. If our share price were to increase or decrease significantly during a reporting period, it could impact our reported revenue and earnings including potentially leading us to report negative revenue under certain circumstances.

Our limited operating history in the 3D consumer electronics market presents risk to our ability to achieve success in this area.

Our 3D technologies have only recently been made available to consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba, to enable 3D viewing on high definition televisions, laptops and other displays. To date, we have not generated revenue of any material significance from our arrangements with these and other consumer electronics manufacturers. The 3D consumer electronics market is rapidly developing, as manufacturers are working to set standards and content producers and distributors are working on increasing the availability of new 3D content. However, the demand for our 3D technologies and the income potential from the 3D consumer electronics market are unproven. In addition, because the 3D consumer electronics market is new and quickly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends. We also may not be able to successfully address these risks on a timely basis or at all.

If consumer electronics manufacturers limit their use of our 3D technologies in high definition televisions, laptops and other displays or such products are not accepted by consumers, our potential growth in this market will be significantly reduced.

We are dependent on consumer electronics manufacturers to use our RealD Format, active and passive eyewear, and display and gaming technologies with their high definition televisions, laptops and other displays, and for content distributors to deliver 3D content via cable, satellite, broadcast, packaged media and the Internet. While we have entered into agreements with some consumer electronics manufacturers regarding the use of our 3D technologies in various consumer electronics products, these agreements are not exclusive, and we can give no assurances that these consumer electronics manufacturers will utilize our 3D technologies or that there will be sufficient consumer demand for 3D electronics products. In addition, since the 3D consumer electronics market is emerging, it is unclear if consumers will accept viewing 3D content in the home and elsewhere. The lack of consumer interest in 3D technologies may cause consumer electronics manufacturers to limit their use of our 3D technologies. As a result, our future prospects could be adversely affected if consumer electronics manufacturers choose not to use our 3D technologies.

Acquisition activities could result in operating difficulties, dilution to our stockholders and other harmful consequences.

We have built our business, in part, through acquisitions of intellectual property and other assets. We may selectively pursue strategic acquisitions in the future. Future acquisitions could divert management's time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures. Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

We may not accurately assess the value or prospects of acquisition candidates, and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or writeoffs of goodwill, any of which could harm our financial condition.

Our growth may place a strain on our resources, which could harm our operations or increase our costs.

We have experienced significant growth since we acquired ColorLink in 2007. The growth that we have experienced in the past, as well as any further growth that we experience, may place a significant strain on our resources and increase demands on our management, our information and reporting systems and our internal controls over financial reporting. After this offering, we will incur additional general and administrative expenses to comply with the U.S. Securities and Exchange Commission, or SEC, reporting requirements, the listing standards of the New York Stock Exchange, or NYSE, and provisions of the Sarbanes-Oxley Act of 2002, and will continue to incur additional research and development expenses. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that could increase our costs.

We face risks from doing business internationally that could harm our business, financial condition and results of operations.

We are dependent on international business for a portion of our total revenue. International gross revenue accounted for approximately 27% of our total gross revenue in fiscal 2008, 27% in fiscal 2009 and 46% in fiscal 2010. We expect that our international business will continue to represent a significant portion of our revenue for the foreseeable future. This future revenue will depend to a large extent on the continued use and expansion of our 3D technologies in the motion picture and consumer electronics industries worldwide. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

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fluctuating foreign exchange rates;

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laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

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changes in local regulatory requirements, including restrictions on content;

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differing cultural tastes and attitudes;

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differing degrees of protection for intellectual property;

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the need to adapt our business model to local requirements;

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the instability of foreign economies and governments; and

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political instability, natural disaster, war or acts of terrorism.

Events or developments related to these and other risks associated with international business could adversely affect our revenue from those sources, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate substantially from quarter to quarter, which may be different from analysts' expectations and adversely affect our stock price.

Our operating results may fluctuate from quarter to quarter. Factors that have affected our operating results in the past, and are likely to affect our operating results in the future, include, among other things:

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the timing of when a 3D motion picture is released. These motion pictures tend to be released based on specific consumer entertainment dynamics, which results in seasonal patterns, with the largest number of motion pictures being released in summer and early winter;

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the rate of installation of new RealD Cinema Systems. In connection with some of our motion picture exhibitor license agreements, we issued to three motion picture exhibitors 10-year options to purchase an aggregate of 3,668,340 shares of our common stock at an exercise price of approximately $0.00667 per share, which vests upon the achievement of screen installation targets. Reductions to revenue resulting from motion picture exhibitor stock options may increase as the estimated fair value of our common stock and number of RealD-enabled screen installations increase.

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the timing of expenses. Our expenses, including depreciation expense of our RealD Cinema Systems deployed at a motion picture exhibitor's premises, digital projector depreciation expenses, RealD eyewear costs (including shipping, handling and recycling costs) and occupancy costs, have in the past, and may in the future, increase significantly, including in quarters when we do not experience a similar growth in revenue; and

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the timing and accuracy of license fee reports. It is not uncommon for license fee reports to include positive or negative corrective or retroactive license fees that cover extended periods of time.

In addition, variances in our operating results from analysts' expectations could adversely affect our stock price. See also "Management's discussion and analysis of financial condition and results of operations—Quarterly results and seasonality."

Our RealD eyewear may, in the future, be regulated by the Food and Drug Administration, or FDA, or by state or foreign agencies, which could increase our costs and adversely impact our profitability.

Currently, polarized eyewear, including our RealD eyewear, is not regulated by the FDA, or by state or foreign agencies. However, certain eyewear, such as non-prescription reading glasses and sunglasses, are considered to be medical devices by the FDA and are subject to regulations imposed by the FDA and various state and foreign agencies. With the rising popularity of polarized 3D eyewear, there has been an increasing level of public scrutiny examining its potential health risks. Polarized 3D eyewear, including our RealD eyewear, may at some point be subject to federal, state or foreign regulations that could potentially restrict how our RealD eyewear is produced, used or marketed, and the cost of complying with those regulations may adversely affect our profitability.

If 3D viewing with active or passive eyewear is found to cause health risks or consumers believe that it does, demand for the 3D viewing experience may decrease or we may become subject to liability, which could adversely affect our results of operations, financial condition, business and prospects.

Research conducted by institutions unrelated to us has suggested that 3D viewing with active or passive eyewear may cause vision fatigue, eye strain, discomfort, headaches, motion sickness, dizziness, nausea, epileptic seizures, strokes, disorientation, perceptual after-effects, decreased postural stability or other health risks in some consumers. If these potential health risks are substantiated or consumers believe in their validity, demand for the 3D viewing experience in the theater, the home and elsewhere may decline. As a result, major motion picture studios and other content producers and distributors may refrain from developing 3D content, motion picture exhibitors may reduce the number of 3D-enabled screens (including RealD-enabled screens) they currently deploy or plan to deploy, or they may reduce the number of 3D motion pictures exhibited in their theaters, which would adversely affect our results of operations, financial condition and prospects. A decline in consumer demand may also lead consumer electronics manufacturers and content distributors to reduce or abandon the production of 3D products, which could adversely affect our prospects.

In addition, if health risks associated with our RealD eyewear materialize, we may become subject to governmental regulation or product liability claims, including claims for personal injury. Successful assertion against us of one or a series of large claims could materially harm our business. Also, if our RealD eyewear is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity that could adversely impact our sales, operating results and reputation. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded under the terms of the policy, which could adversely affect our financial condition. In addition, we may also be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future, which could adversely affect our results of operations, financial condition and business.

Our agreements with motion picture studios domestically and motion picture exhibitors internationally require us to manage the supply chain of our RealD eyewear, and any interruption to the supply chain for our RealD eyewear components could adversely affect our results of operations, financial condition, business and prospects.

Our RealD eyewear is an integral part of our RealD Cinema Systems. We have entered into non-exclusive agreements with several manufacturers to produce RealD eyewear. We manage manufacturing, distribution and recycling of RealD eyewear for motion picture studios and exhibitors worldwide. Domestically, we provide our RealD eyewear free of charge to motion picture exhibitors and then receive a fee from the motion picture studios for the usage of that RealD eyewear by the motion picture exhibitors' consumers. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. Any interruption in the supply of RealD eyewear from manufacturers, increase in shipping cost, logistics or recycling interruption or other disruption to our global supply chain could adversely affect our results of operations, financial condition, business and prospects. For example, in connection with recent major 3D motion picture releases and increased consumer demand, we exhausted our inventory of RealD eyewear and have incurred increased shipping costs to accelerate delivery.

Economic conditions beyond our control could reduce consumer demand for motion pictures and consumer electronics using our 3D technologies and, as a result, adversely affect our business, revenue and growth prospects.

The global economic environment in late 2008 and 2009 was volatile and continues to pose risks. The economy could remain significantly challenged for an indeterminate period of time. Present economic conditions could lead to a decrease in discretionary consumer spending, resulting in lower motion picture box office. In the event of declining box office revenue, motion picture studios may be less willing to release 3D motion pictures and motion picture exhibitors may be less willing to license our RealD Cinema Systems. Further, a decrease in discretionary consumer spending may adversely affect future demand for 3D consumer electronics products that may use our 3D technologies, which could cause our business, revenue and growth prospects to suffer.

The loss of members of our management or research and development teams could substantially disrupt our business operations.

Our success depends to a significant degree upon the continued individual and collective contributions of our management and research and development teams. A limited number of individuals have primary responsibility for managing our business, including our relationships with motion picture studios and exhibitors and consumer electronics manufacturers and the research and development of our 3D technologies. The loss of any of these individuals, including Michael V. Lewis, our Chairman and Chief Executive Officer, or Joshua Greer, our President, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to sustain and grow our business. In addition, because we operate in a highly competitive industry, our hiring of qualified executives, scientists, engineers or other personnel may cause us or those persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees or other claims.

Our ability to use our net operating loss carryforwards could be subject to additional limitation if our ownership has changed or will change by more than 50%, which could potentially result in increased future tax liability.

While currently subject to a full valuation allowance for purposes of preparing our consolidated financial statements (see the discussion below under the heading "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Deferred tax asset valuation and tax exposures"), we intend to use our U.S. net operating loss carryforwards to reduce any future U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have not determined whether such ownership change has previously occurred. It is possible that this offering, either on a standalone basis or when combined with past or future transactions (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock), will cause us to undergo one or more ownership changes. In that event, our ability to use our net operating loss carryforwards could be adversely affected. To the extent our use of net operating loss carryforwards is significantly limited under the rules of Section 382 (as a result of this offering or otherwise), our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Risks related to the offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell your shares at a price above the initial public offering price or at all.

Prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we and the selling stockholders negotiated with the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could easily trade below the initial public offering price.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•
our quarterly or annual earnings or those of our competitors;

•
the public's reaction to our press releases, our other public announcements and our filings with the SEC;

•
changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of our competitors;

•
new laws or regulations or new interpretations of laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidance, interpretations or principles;

•
changes in general conditions in the domestic and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•
litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

•
sales of common stock by our directors, executive officers and significant stockholders.

In addition, the stock market in general, and the market for technology and media companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. If litigation is instituted against us, it could result in substantial costs and a diversion of our management's attention and resources.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will increase our costs and may divert management attention from our business.

We have historically operated as a private company. After this offering, we will be required to file with the SEC annual and quarterly information and other reports. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of NYSE and applicable provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations and costs upon us.

The changes required by becoming a public company will require a significant commitment of additional resources and management oversight that will cause us to incur increased costs and which might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we may be unable to accurately predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

After we become a public company, we will be required to assess our internal control over financial reporting on an annual basis, and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

After we become a public company, the Sarbanes-Oxley Act will require, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Our internal control over financial reporting does not currently meet the standards set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The adequacy of our internal control over financial reporting must be assessed by our management for each fiscal year. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

After this offering, 47,590,021 shares of our common stock will be outstanding. Of these shares, the 10,750,000 shares sold in this offering, or 12,362,500 shares if the underwriters' over-allotment option exercised in full, will be freely tradable, without restriction, in the public market. In addition, approximately 1,509,165 shares will also be freely tradeable, without restriction, in the public market. Our directors, executive officers and security holders have agreed to enter into "lock-up" agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after this offering, subject to certain extensions. After the lock-up period expires, 12,732,558 currently outstanding shares will be eligible for sale in the public market without restriction and 22,673,298 currently outstanding shares held by directors, executive officers and other affiliates will be eligible for sale in the public market subject to volume and other limitations under Rule 144 under the Securities Act. If our existing security holders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period expires, the trading price of our common stock could decline. J.P. Morgan Securities Inc. and Piper Jaffray & Co. may, in their sole discretion, permit our directors, officers, employees and other security holders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

In addition, as of the closing of this offering, there will be 5,450,516 shares underlying options, excluding the exercise by selling stockholders of options to purchase an aggregate of 63,353 shares of common stock, 1,089,000 shares underlying warrants that were issued and outstanding and 3,668,340 shares underlying motion picture exhibitor stock options, and we have an aggregate of 4,157,404 shares of common stock reserved for future issuance under our equity incentive plans. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

Shortly after the effectiveness of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Upon filing the Form S-8, shares of common stock issued upon the exercise of options or otherwise under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates, and subject to the lock-up agreements described above.

You will suffer immediate and substantial dilution as a result of this offering, and may experience additional dilution in the future.

If you purchase common stock in this offering, you will experience immediate and substantial dilution of $12.36 per share as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. The exercise of outstanding options and warrants, which have a weighted average exercise price of $2.10 per share, and any future equity issuances by us will result in further dilution to investors.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our equity incentive plans or shares of our authorized but unissued preferred stock. Issuances of common stock or preferred voting stock could reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We will have broad discretion in how we use a portion of the proceeds of this offering, and we may apply the proceeds to uses that will create losses.

We anticipate using proceeds of this offering for repayment of indebtedness and general corporate purposes, which may include investments in technology. We may also use a portion of the proceeds to acquire complementary businesses and technologies. Our management will have significant discretion in the use of our capital, and you may disagree with the way our funds are utilized. These proceeds may not be invested to yield a significant return, or any return at all, and we may incur substantial losses. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds of this offering.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future, and we intend to use cash to grow our business. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•
authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•
provide for a classified board of directors (three classes);

•
provide that stockholders may only remove directors for cause;

•
provide that stockholders may only remove directors prior to the expiration of their term upon a supermajority vote of at least 80% of our outstanding common stock;

•
provide that any vacancy on our board of directors, including a vacancy resulting from an increase in the size of the board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•
provide that a special meeting of stockholders may only be called by our board of directors or by our chief executive officer;

•
provide that action by written consent of the stockholders may be taken only if the board of directors first approves such action; provided that, notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on NYSE, and as otherwise required by the bylaws;

•
provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•
establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Forward-looking statements and other industry data

This prospectus, including the sections titled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words "may," "continue," "estimate," "intend," "plan," "will," "believe," "expect," "seek," "anticipate" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•
our ability to continue to derive substantial revenue from the licensing of our 3D technologies for use in the motion picture industry, and our ability to generate substantial revenue from the licensing of our 3D technologies for use in the 3D consumer electronics market;

•
the progress, timing and amount of expenses associated with our research and development activities;

•
the anticipated conversion by motion picture exhibitors of their theaters from analog to digital;

•
the deployment of additional RealD Cinema Systems by our motion picture exhibitor licensees;

•
market and industry trends, including (i) the timing, number and box office performance of 3D motion pictures, (ii) the growth in alternative 3D content for the theatrical market and (iii) the growth in 3D content for the consumer electronics market;

•
our ability to successfully implement our business plan;

•
our business strategy;

•
our market position;

•
our projected operating results;

•
the integration of acquired businesses;

•
our ability to adapt to rapidly changing technology and evolving industry standards, and our ability to introduce new products and services;

•
our ability to compete with other companies that are or may be developing or marketing technologies that are competitive with our technologies;

•
our ability to attract and motivate key personnel; and

•
other factors discussed elsewhere in this prospectus.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in "Risk factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where you can find additional information."

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, that we obtained from industry publications, surveys and forecasts. Unless we otherwise specify, industry and market data is given on a calendar year basis and is current as of December 31, 2009. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk factors."

 Use of proceeds

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $71.9 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range listed on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to repay $25.1 million indebtedness outstanding under our term loan and revolving credit facilities, which will become due and payable upon the completion of this offering, and for general corporate purposes, including investments in technology. As of March 26, 2010, borrowings under our term loan totaled $10.0 million at an interest rate of 8.625%, and borrowings under our revolving credit facility totaled $10.2 million at interest rates ranging from 5.0% to 6.25%. Each of the foregoing term loan and revolving credit facility mature on the earlier of December 31, 2010 or the date that this offering is completed. We may also use a portion of the net proceeds to acquire complementary businesses.

Although we currently anticipate that we will use the net proceeds of this offering as described above, there may be circumstances where a reallocation of funds may be necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development efforts and our operating costs and expenditures. Accordingly, our management will have significant flexibility in the expenditure of the net proceeds of this offering.

Pending use of the proceeds from this offering, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

We will not receive any of the proceeds from any sale of shares by the selling stockholders.

Dividend policy

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Instead, we expect that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon various factors, including our financial condition, results of operations, capital requirements, any restrictions that may be imposed by applicable law and our contracts and such other factors as are deemed relevant by our board of directors.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 26, 2010:

•
on an actual basis;

•
on a pro forma as adjusted basis to reflect:

(i)
the automatic conversion of all outstanding shares of convertible preferred stock into 16,835,714 shares of common stock;

(ii)
the exercise by certain members of manaqement of options to purchase an aggregate of 63,353 shares of common stock at a weighted average exercise price of approximately $2.42 per share, for total proceeds to us of $153,223;

(iii)
the amendment and restatement of our certificate of incorporation in connection with the completion of this offering, which will increase our authorized capital stock;

(iv)
the sale by us of 6,000,000 shares of common stock in this offering at an initial public offering price of $14.00 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of approximately $12.1 million; and

(v)
the repayment of the indebtness outstanding of approximately $25.1 million under our term loan and revolving credit facilities, which will become due and payable upon the completion of this offering.

You should read this table together with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 26, 2010
(dollars in thousands, except share data)	Actual	Pro forma as adjusted

	(unaudited)
Cash and cash equivalents	$13,134	$60,103

Total indebtedness (including short-term indebtedness)	$31,396	$6,296
Series C mandatorily redeemable convertible preferred stock	62,831	—
Stockholders' deficit:
Series A convertible preferred stock	1,978	—
Series B convertible preferred stock	2,970	—
Series D convertible preferred stock	19,952	—
Common stock: no par value; 52,699,999 shares authorized, 24,690,954 shares issued and outstanding, actual; 150,000,000 shares authorized, 47,590,021 shares issued and outstanding, pro forma as adjusted	68,371	228,171
Accumulated deficit	(137,291)	(137,291)
Noncontrolling interest	2,134	2,134
Total equity (deficit)	(41,886)	93,014

Total capitalization	$52,341	$99,310

The table above excludes the following shares:

•
1,089,000 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of approximately $0.83 per share, on a pro forma as adjusted basis;

•
5,513,869 and 5,450,516 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $3.75 and $3.77 per share, on an actual and pro forma as adjusted basis, respectively;

•
3,668,340 shares of common stock issuable upon the exercise of motion picture exhibitor options outstanding at an exercise price of approximately $0.00667 per share, on an actual and pro forma as adjusted basis;

•
an aggregate of 407,404 shares of common stock reserved for future issuance under our 2004 equity incentive plan, on an actual and pro forma as adjusted basis; and

•
an aggregate of 3,750,000 shares of common stock reserved for future issuance under our 2010 equity incentive plan, on an actual and pro forma as adjusted basis.

 Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately upon completion of this offering. Net tangible book value per share represents the amount of our total assets less intangible assets, total liabilities and noncontrolling interest divided by the number of shares of common stock outstanding as of March 26, 2010 after giving effect to the conversion of all of our outstanding convertible preferred stock into an aggregate of 16,835,714 shares of our common stock, which will occur immediately upon the completion of this offering.

New investors participating in this offering will incur immediate, substantial dilution. As of March 26, 2010, our net tangible book value was approximately $6.1 million, or $0.15 per share of common stock. After giving effect to (i) the sale of 6,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, (ii) the exercise by certain members of management of options to purchase an aggregate of 63,353 shares of common stock at a weighted average exercise price of approximately $2.42 per share for total proceeds to us of $153,223 and (iii) the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 26, 2010 would have been $78.2 million, or $1.64 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.49 per share of common stock to our existing stockholders and an immediate dilution of $12.36 per share to new investors. The following table illustrates the per share dilution without giving effect to the exercise by certain selling stockholders of options and warrants in connection with this offering and the option granted to the underwriters to purchase additional shares:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of March 26, 2010	$0.15
Increase per share attributable to this offering from new investors	$1.49

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering		$1.64

Dilution per share to new investors in this offering		$12.36

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.12 per share and the dilution in net tangible book value to new investors by $0.88 per share, assuming the number of shares of common stock offered by us, as set forth on the front cover of this prospectus, remains the same.

The following table summarizes as of March 26, 2010 the number of our shares purchased, the total consideration and the average price per share, after giving effect to (i) the conversion of all outstanding shares of convertible preferred stock into common stock, (ii) the exercise of options by the selling stockholders in this offering, (iii) the differences between the number of shares of common stock purchased from us, and (iv) the aggregate cash consideration paid and the average price per share paid by existing stockholders and purchasers of common stock in this offering. The calculation below is based on an assumed initial public offering price of $14.00 per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, before the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
(dollars in thousands, except share and per share data)
	Number	Percent	Amount	Percent

Existing stockholders(1)	41,590,021	87%	$71,897	46%	$1.73
New investors	6,000,000	13	84,000	54	14.00

Total	47,590,021	100%	$155,897	100%	$3.28

(1)
Includes the exercise by certain members of management of options to purchase an aggregate of 63,353 shares of common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the estimated offering price range shown on the front cover of this prospectus, would increase (decrease) total consideration paid by new investors to us by $5.6 million and would increase (decrease) the average price per share to new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Selected consolidated financial and other data

The following selected consolidated financial and other data should be read together with the more detailed information contained in "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended March 31, 2008, March 27, 2009 and March 26, 2010, and the selected consolidated balance sheet data as of March 27, 2009 and March 26, 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended March 31, 2007, and the selected consolidated balance sheet data as of March 31, 2007 and March 31, 2008, have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2006 and the year ended December 31, 2005, and the selected consolidated balance sheet data as of December 31, 2005 and March 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments consisting only of normal, recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected for future periods.

	Year ended	Three months ended	Year ended
(dollars in thousands, except share and per share data)	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 27, 2009	March 26, 2010

	(unaudited)
Consolidated Statement of Operations Data:
Revenue	$6,960	$2,164	$15,885	$23,378	$39,675	$149,846
Cost of revenue	5,937	693	13,985	13,500	27,107	140,603
Gross margin	1,023	1,471	1,900	9,878	12,568	9,243
Operating expenses:
Research and development	3,514	929	4,677	11,166	8,915	11,021
Selling and marketing	1,776	358	2,521	7,311	11,009	16,811
General and administrative	2,188	904	4,294	8,006	7,940	15,638
Total operating expenses	7,478	2,191	11,492	26,483	27,864	43,470
Operating loss	(6,455)	(720)	(9,592)	(16,605)	(15,296)	(34,227)
Interest expense	(191)	(769)	(3,045)	(1,257)	(949)	(1,730)
Other income (loss)	25	63	45	(7)	100	(1,112)
Income tax expense	—	—	116	20	219	2,680
Net loss	(6,621)	(1,426)	(12,734)	(29,685)	(16,364)	(39,749)
Accretion of preferred stock	—	—	(789)	(8,001)	(9,826)	(12,372)
Net loss attributable to common stockholders	$(6,621)	$(1,426)	$(13,504)	$(37,265)	$(25,463)	$(51,225)
Basic and diluted loss per share of common stock	$(0.37)	$(0.07)	$(0.68)	$(1.57)	$(1.06)	$(2.09)
Shares used in computing basic and diluted loss per share of common stock	18,041,458	19,571,811	19,973,737	23,713,455	24,026,728	24,500,173
Pro forma basic and diluted loss per share of common stock (unaudited)(1)(2)						$(0.94)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)(1)(2)						41,335,887

	As of
(dollars in thousands)	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 27, 2009	March 26, 2010

	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$913	$944	$7,628	$9,448	$15,704	$13,134
Total assets	9,903	8,174	90,133	70,811	96,548	162,146
Total indebtedness (including short-term indebtedness)	6,033	4,561	17,714	7,966	14,863	31,396
Mandatorily redeemable convertible preferred stock	—	—	32,632	40,633	50,459	62,831
Total equity (deficit)	(2,549)	(2,191)	1,209	(14,565)	(31,945)	(41,886)

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Consolidated Other Data:
Capital expenditures	$12,898	$12,072	$30,161
Depreciation and amortization	5,296	5,598	7,952
Adjusted EBITDA(3)	(3,768)	1,072	22,727
Cash flows provided by (used in):
Operating activities	(1,583)	10,134	15,135
Investing activities	(9,988)	(12,107)	(29,636)
Financing activities	13,391	8,229	11,931

	As of
	March 31, 2008	March 27, 2009	March 26, 2010

		(unaudited)
Number of RealD-enabled screens
Total domestic RealD-enabled screens	997	1,703	3,385
Total international RealD-enabled screens	176	405	1,936
Total RealD-enabled screens	1,173	2,108	5,321
Number of locations with RealD-enabled screens
Total domestic locations with RealD-enabled screens	673	1,147	1,837
Total international locations with RealD-enabled screens	172	376	1,197
Total locations with RealD-enabled screens	845	1,523	3,034

(1)
All basic and diluted loss per share of common stock and average shares outstanding information for all periods presented have been adjusted to reflect the one-for-one and one-half (1 for 1.5) forward split of our common stock. For more information regarding loss per share calculations, see Note 2, "Net loss per common share," to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Pro forma basic and diluted loss per share has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, as of the beginning of the period, with each share of convertible preferred stock converting into 1.50 share of common stock. See Note 8, "Mandatorily redeemable convertible preferred stock and equity (deficit)," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA on reconciliation to net loss, the most comparable U.S. GAAP item, see "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion." See also "—Quarterly results and seasonality."

Management's discussion and analysis of
financial condition and results of operations

The following discussion should be read together with our consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Risk factors" and "Forward-looking statements and other industry data."

Overview

We are a leading global licensor of 3D technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content providers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

For financial reporting purposes, we currently have one reportable segment. We have three operating segments: cinema, consumer electronics and professional within which we market our various applications. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We aggregate our three operating segments into one reportable segment based on qualitative factors, including similar economic characteristics and the nature of the products and services. Our product portfolio is used in applications that enable a premium 3D viewing experience across these segments. We currently generate substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our eyewear.

Key business metrics

Our management regularly reviews a number of business metrics, including the following key metrics to evaluate our business, monitor the performance of our business model, identify trends affecting our business, determine the allocation of resources, make decisions regarding corporate strategies and evaluate forward-looking projections. The measures that we believe are the primary indicators of our quarterly and annual performance are as follows:

•
Number of screens. Domestic screens are motion picture theater screens in the United States or Canada enabled with our RealD Cinema Systems. International screens are motion picture theater screens outside the United States and Canada enabled with our RealD Cinema Systems.

•
Number of locations. Domestic locations are motion picture exhibition complexes in the United States or Canada with one or more screens enabled with our RealD Cinema Systems.

  International locations are motion picture exhibition complexes outside the United States and Canada with one or more screens enabled with our RealD Cinema Systems.

•
Number of 3D motion pictures. Total 3D motion pictures are the number of 3D motion pictures that are exhibited for more than three showings per day and for a period in excess of one week and for which we receive a license fee from the motion picture exhibitor during the relevant period.

•
Adjusted EBITDA. We use Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. We consider our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. However, Adjusted EBITDA is not a recognized measurement under U.S. GAAP and should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. For further discussion regarding Adjusted EBITDA, see "—Non-U.S. GAAP discussion."

The following table sets forth additional performance highlights of key business metrics for the periods presented:

	Year ended
	March 31, 2008	March 27, 2009	March 26, 2010

	(unaudited)
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	997	1,703	3,385
Total international RealD-enabled screens	176	405	1,936
Total RealD-enabled screens	1,173	2,108	5,321
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	673	1,147	1,837
Total international locations with RealD-enabled screens	172	376	1,197
Total locations with RealD-enabled screens	845	1,523	3,034
Number of 3D motion pictures (released during period)	5	8	13

In addition, as of June 1, 2010, the total number of Real-enabled screens increased from 5,321 to 5,966, and the total number of locations with RealD-enabled screens increased from 3,034 to 3,192.

Performance highlights for Adjusted EBITDA, another key business metric and a Non-U.S. GAAP financial measure, is presented below under the caption "—Non-U.S. GAAP discussion."

If we are successful in expanding our business with consumer electronics manufacturers and content producers and distributors to incorporate our RealD Format and display and gaming technologies into their products and platforms, our key business metrics in our fiscal year ending March 25, 2011 may include the number of units of 3D-enabled plasma and LCD televisions, interactive gaming consoles and laptop computers shipped in that period.

Opportunities, trends and factors affecting comparability

We have rapidly evolved and expanded our business since we acquired ColorLink in March 2007. This expansion has included hiring most of our senior management team, acquiring and growing our research and development facilities in Boulder, Colorado, and building infrastructure to support our business. These investments in and changes to our business have allowed us to significantly increase our revenue and key business metrics. We expect to continue to invest for the foreseeable future in expanding our business as we increase our direct sales and marketing presence in the United States, Europe, Asia and other geographic regions, enhance and expand our technology and product offerings and pursue strategic acquisitions.

Cinema

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. As of December 25, 2009, there were approximately 16,000 theater screens using digital cinema projectors out of approximately 149,000 total theater screens worldwide, of which 4,286 were RealD-enabled (increasing to 5,966 RealD-enabled screens as of June 1, 2010). In 2009, motion picture exhibitors installed approximately 7,500 digital cinema projectors, an approximately 86% growth rate from 2008, and in 2008, motion picture exhibitors installed approximately 2,300 digital cinema projectors, an approximately 36% growth rate from 2007. DCIP recently completed its financing and is expected to fund the digital conversion of approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal. We believe the increasing number of theater screens to be financed by DCIP provides us with significant opportunity to deploy additional RealD Cinema Systems and furthers our penetration of the domestic market. Since the release of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released. Based on the slate announcements by motion picture studios, we anticipate that 23 3D motion pictures will be released worldwide during 2010, including sequels to successful major motion picture franchises such as Harry Potter, Shrek and Toy Story, and 33 3D motion pictures will be released worldwide in 2011. As the number of RealD-enabled screens and 3D motion pictures released increases, we expect that our revenue and capital needs will continue to grow.

Consumer electronics

We have recently made available our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content distributors to enable 3D in high definition televisions, laptops and other displays in the home and elsewhere. We believe that the recent success of major 3D motion pictures, including Avatar,Alice in Wonderland,Shrek Forever After and Toy Story 3 is leading to the creation and distribution of 3D content for the consumer electronics market. The development of this market represents a significant opportunity for new revenue.

Motion picture exhibitor stock options

We expect to incur variability in our license revenue in connection with stock options issued to some of our motion picture exhibitor licensees that vest upon the achievement of screen installation targets. For further discussion regarding exhibitor stock options, see "Key components of our results of operations—Revenue—Motion picture exhibitor stock options" and "Critical accounting policies and estimates."

RealD eyewear shipping expenses

We anticipate incurring approximately $3.5 million to $5.0 million of expedited shipping expenses in the three months ending June 25, 2010 and approximately $0.5 million to $2.0 million of expedited shipping expenses in the three months ending September 24, 2010 to satisfy anticipated demand and build sufficient eyewear inventory to mitigate the risk of future inventory shortages.

Public company expenses

We have historically operated as a private company. We determined to become a public company for several reasons:

•
using the proceeds from this offering to grow and operate our business;

•
having access to the public market for future financings;

•
furthering the development of our business reputation, brand name awareness and credibility among our licensees, the public and in the markets in which we participate; and

•
creating a public market for our common stock so that investors and employees can sell the common stock they have received in connection with equity incentive awards or otherwise.

After this offering, we will incur additional general and administrative expenses to comply with SEC reporting requirements, the listing standards of the NYSE and provisions of the Sarbanes-Oxley Act of 2002. As a public company, we will be required to:

•
prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•
create or expand the roles and duties of our board of directors and committees of the board;

•
institute compliance and internal audit functions that are more comprehensive;

•
evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•
involve and retain outside legal counsel and accountants in connection with the activities listed above;

•
enhance our investor relations function; and

•
establish new internal policies, including those related to disclosure controls and procedures.

We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming. We also expect that these applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance. We estimate that we will incur between $2.0 million and $4.0 million of additional costs annually as a result of being a public company, including, among other things, the costs of auditing and reviewing our financial statements for our annual and quarterly reports under the Exchange Act, for legal fees for corporate and securities legal work to comply with rules and regulations implemented by the SEC and NYSE, for director and officer liability insurance, investor relations services, and retaining a transfer agent.

Other

We expect the accretion of preferred stock to be eliminated after this offering when the preferred stock is converted into common stock. Beginning upon the completion of this offering, we will no longer incur management fees to the holder of our Series C mandatorily redeemable convertible preferred stock.

Key components of our results of operations

Revenue

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our RealD eyewear.

We license our RealD Cinema Systems in multi-year (typically five years or longer) agreements that are generally exclusive with our motion picture exhibitor licensees in both the domestic and international markets. Our license agreements for our RealD Cinema Systems are typically structured on a per-admission, periodic fixed-fee, or per-motion picture basis. Currently, our license revenue is derived principally on a per-admission basis.

We generate product revenue from the distribution of RealD eyewear to motion picture studios and exhibitors worldwide. Domestically, we provide our RealD eyewear free of charge to motion picture exhibitors and then receive a fee from the motion picture studios for the usage of that RealD eyewear by the motion picture exhibitors' consumers. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. Product revenue is principally derived from the use and sale of RealD eyewear. International revenue is primarily earned in Europe, Asia and Australia.

Our cinema business is strongly tied to the release of 3D motion pictures. These motion pictures tend to be released based on specific consumer entertainment dynamics, which results in seasonal patterns, with the largest number of motion pictures being released in summer and early winter. Although we have not yet generated material revenue in the 3D consumer electronics market, we expect to derive revenue from the licensing of our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors. As a result, we expect a portion of our revenue growth in the future to be affected by the consumer electronics market, including the impact of supply chain timelines of the major consumer electronics manufacturers.

We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant.

Upfront payments for the purchase of RealD eyewear and license fees associated with certain motion picture exhibitor license agreements are recorded as deferred revenue until the applicable revenue recognition criteria are met.

Motion picture exhibitor stock options.    In connection with some of our motion picture exhibitor license agreements, we issued to three motion picture exhibitors 10-year options to purchase an aggregate of 3,668,340 shares of our common stock at an exercise price of approximately $0.00667 per share. The stock options vest upon the achievement of screen installation targets. As of March 26, 2010, 407,593 of the motion picture exhibitor stock options had vested. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Accordingly, the value and impact on our revenue after this offering will fluctuate based on the trading price of our stock on the NYSE. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $4.9 million for the year ended March 27, 2009 and $39.2 million for the year ended March 26, 2010. As of March 26, 2010, unrecognized motion picture exhibitor stock options reductions to revenue totaled $40.5 million based upon an estimated fair value of our common stock of $23.07 per share and 100% achievement of screen installation targets. Reductions to revenue resulting from motion picture exhibitor stock options may increase as compared to a previous period as the estimated fair value of our common stock and number of RealD-enabled screen installations increase. We did not issue stock options to our motion picture exhibitor licensees prior to our fiscal year 2009.

Cost of revenue and operating expenses

Cost of revenue principally consists of depreciation expense of our RealD Cinema Systems deployed at a motion picture exhibitor's premises, digital projector depreciation expenses, RealD eyewear costs (including shipping, handling and recycling costs) and occupancy costs.

We classify our operating expenses into three categories: research and development, selling and marketing and general and administrative. Personnel costs include salaries, bonuses, benefits and share-based compensation. We allocate share-based compensation expense resulting from the amortization of the fair value of stock options granted based on how we categorize the department in which the stock option holder works.

Research and development.    Research and development costs principally consist of personnel costs related to our research and development staff, depreciation and amortization of research and development assets, prototype and materials costs, the cost of third-party service providers supporting our research and development efforts and occupancy costs.

Selling and marketing.    Selling and marketing costs principally consist of personnel costs related to our selling and marketing staff, advertising costs, including promotional events and other brand building initiatives and product marketing expenses, corporate communications, professional fees, occupancy costs and travel expenses.

General and administrative.    General and administrative costs principally consist of personnel costs related to our executive, legal, finance, and human resources staff, professional fees including legal and accounting costs, occupancy costs and internal costs in preparation to become a public company. Additionally, general and administrative costs include sales, use, goods and services tax, and property taxes and management fees payable to a stockholder, which will terminate upon consummation of this offering. For our U.S. cinema license and product revenue, we absorb the majority of sales and use taxes and do not pass such costs on to our customers.

Results of operations

The following table sets forth our consolidated statements of operations and other data for each of the periods indicated:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Consolidated statements of operations data:
Gross revenue	$23,378	$44,553	$189,080
Motion picture exhibitor options	—	(4,878)	(39,234)

Net revenue	23,378	39,675	149,846
Cost of revenue	13,500	27,107	140,603

Gross margin	9,878	12,568	9,243
Operating expenses:
Research and development	11,166	8,915	11,021
Selling and marketing	7,311	11,009	16,811
General and administrative	8,006	7,940	15,638

Total operating expenses	26,483	27,864	43,470

Operating loss	(16,605)	(15,296)	(34,227)
Interest expense	(1,257)	(949)	(1,730)
Other income (loss)	(7)	100	(1,112)

Loss from continuing operations before income taxes	(17,869)	(16,145)	(37,069)
Income tax expense	20	219	2,680

Loss from continuing operations	(17,889)	(16,364)	(39,749)
Discontinued operations, net of tax	(11,796)	—	—

Net loss	(29,685)	(16,364)	(39,749)
Net loss attributable to noncontrolling interests	421	727	896
Accretion of preferred stock	(8,001)	(9,826)	(12,372)

Net loss attributable to RealD Inc. common stockholders	$(37,265)	$(25,463)	$(51,225)

Other data:
Adjusted EBITDA(1)	$(3,768)	$1,072	$22,727

(1)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

The following table sets forth our consolidated statements of operations and other data as a percentage of net revenue for each of the periods indicated:

	Year ended
	March 31, 2008	March 27, 2009	March 26, 2010

Consolidated statements of operations data:
Net revenue	100%	100%	100%
Cost of revenue	57.7	68.3	93.8
Gross margin	42.3	31.7	6.2
Operating expenses:
Research and development	47.8	22.5	7.4
Selling and marketing	31.3	27.7	11.2
General and administrative	34.2	20.0	10.4

Total operating expenses	113.3	70.2	29.0

Operating loss	(71.0)	(38.6)	(22.8)
Interest expense	(5.4)	(2.4)	(1.2)
Other income (loss)	(0.0)	0.3	(0.7)

Loss from continuing operations before income taxes	(76.4)	(40.7)	(24.7)
Income tax expense	0.1	0.6	1.8

Loss from continuing operations	(76.5)	(41.2)	(26.5)
Net loss	(127.0)%	(41.2)%	(26.5)%

Other data:
Adjusted EBITDA(1)	(16.1)%	2.7%	15.2%

(1)
For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

The following table sets forth share-based compensation and depreciation and amortization included in the above line items:

	Year ended
Share-based compensation (dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Cost of revenue	$88	$46	$60
Research and development	809	866	985
Selling and marketing	441	744	1,589
General and administrative	169	276	275

Total	$1,507	$1,932	$2,909

	Year ended
Depreciation and amortization (dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Cost of revenue	$3,772	$4,655	$7,426
Research and development	991	745	452
Selling and marketing	406	114	—
General and administrative	127	84	74

Total	$5,296	$5,598	$7,952

In the period to period comparative discussion below, we describe our net revenue, license revenue (composed principally of revenue from our RealD Cinema Systems), and product and other revenue (principally composed of our RealD eyewear and, to a much lesser extent, professional product revenue).

Year ended March 26, 2010 compared to year ended March 27, 2009

Revenue

For the year ended March 26, 2010, net revenue increased $110.1 million to $149.8 million compared to $39.7 million for the year ended March 27, 2009.

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010	Amount change	Percentage change

Revenue:
Gross license	$17,620	$80,148	$62,528	354.9%
Motion picture exhibitor options	(4,878)	(39,234)	(34,356)	704.3%

Net license	12,742	40,914	28,172	221.1%

Product and other	26,933	108,932	81,999	304.5%

Total net revenue	$39,675	$149,846	$110,171	277.7%

Other data:
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	1,703	3,385	1,682	98.8%
Total international RealD-enabled screens	405	1,936	1,531	378.0%
Total RealD-enabled screens	2,108	5,321	3,213	152.4%
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	1,147	1,837	690	60.2%
Total international locations with RealD-enabled screens	376	1,197	821	218.4%
Total locations with RealD-enabled screens	1,523	3,034	1,511	99.2%
Number of 3D motion pictures (released during period)	8	13	5	62.5%

This significant increase in net revenue was primarily due to an increase in the number of RealD-enabled screens, an increase in the number of 3D motion pictures released and the resulting increase in the box office of 3D motion pictures on RealD-enabled screens.

Net license revenue for the year ended March 26, 2010 includes admission-based fees related to the following motion pictures: Avatar ($27.9 million), Up ($8.5 million), Alice in Wonderland ($7.2 million), Monsters vs. Aliens ($4.9 million), Ice Age 3 ($6.2 million), GForce ($3.7 million) and Christmas Carol ($4.2 million). Net license revenue for the year ended March 27, 2009 includes admission-based fees related to the following motion pictures: Bolt ($2.0 million), Journey to the Center of the Earth ($2.1 million), My Bloody Valentine ($1.5 million) and

Coraline ($1.6 million). Both domestically and internationally, our net license revenue increased during the period as a result of the increased number of RealD-enabled screens and the number of 3D motion pictures increasing the box office. The significant increase in gross license revenue was partially offset by higher reductions to gross license revenue relating to motion picture exhibitor stock options. Reduction to revenue resulting from motion picture exhibitor stock options increased $34.4 million based upon the change in the estimated fair value of our common stock and the number of RealD-enabled screens of the related exhibitor. The reduction to revenue resulting from motion picture exhibitor stock options in the year ended March 26, 2010 reflects an estimated fair value of our common stock of $23.07 per share and 1,374 deployed RealD Cinema Systems out of 4,500 RealD Cinema Systems set forth in the performance vesting targets. As of March 26, 2010, unrecognized motion picture exhibitor stock options reductions to revenue totaled $40.5 million based upon an estimated fair value of our common stock of $23.07 per share and 100% achievement of screen installation targets. Reductions to revenue resulting from motion picture exhibitor stock options may increase as compared to a previous period as the estimated fair value of our common stock and number of RealD-enabled screen installations increase.

The increase in our net product revenue in the year ended March 26, 2010, as compared to the year ended March 27, 2009, was primarily a result of an increase in the number of consumers attending 3D motion pictures using our RealD eyewear. The growth in our product revenue was partially offset by a continued decline in our 3D professional revenue.

We expect our future revenue, particularly in our license business, will be driven by the number of RealD-enabled screens and motion pictures released in 3D. During the year ended March 26, 2010, our product revenue experienced price pressures. As the volume of RealD eyewear usage increases as a result of an expanding 3D motion picture slate and box office, we anticipate additional price pressure from our customers. As a result, we expect our net revenues will increase at a slower rate in future periods.

Cost of revenue

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010	Amount change	Percentage change

Revenue	$39,675	$149,846	$110,171	277.7%

Cost of revenue:
License	$4,944	$9,452	$4,508	91.2%
Product and other	22,163	131,151	108,988	491.8

Total cost of revenue	$27,107	$140,603	$113,496	418.7%

Gross profit	$12,568	$9,243	$(3,325)	(26.5%	)
Gross margin	31.7%	6.2%

Our cost of revenue increased primarily due to increased RealD eyewear sales. Cost of revenue increased, as a percentage of revenue, to 93.8% for the year ended March 26, 2010, as compared to 68.3% for the year ended March 27, 2009. The decrease in gross margin was primarily due to the increased use of RealD eyewear which generates lower gross margin as well as an increase in the reduction to revenue resulting from motion picture exhibitor stock options. The increased use of RealD eyewear was driven by increased attendance. The $34.4 million increase in reduction to revenue resulting from motion picture exhibitor stock options directly contributed to a $34.4 million decline in gross profit. Excluding the impact of motion picture stock options, gross profit would have increased $31.1 million from $17.4 million for fiscal 2009 to $48.5 million for fiscal 2010 and gross margin would have been 25.6% for fiscal 2010. We expect our gross margins to increase in the future as licensing revenue becomes a larger portion of our total revenue.

License cost of revenue increased primarily as a result of a $2.5 million increase in depreciation expense and a $1.0 million increase in cinema installation costs, in each case, resulting from an increase in RealD-enabled screens.

We had a negative product and other gross profit of $22.2 million for the year ended March 26, 2010 primarily due to RealD eyewear. The increase in our cost of product revenue and negative gross margins are a result of the increase in the volume of RealD eyewear. In the year ended March 26, 2010, we began to fully assume the logistics costs for domestic distribution of RealD eyewear and commenced a domestic recycling program. Inbound and outbound freight expense increased an aggregate of $16.4 million as a result of assuming logistical responsibilities for RealD eyewear. In addition, included in this $16.4 million increase is $8.5 million of expedited shipping expenses we incurred in the three months ended March 26, 2010 to satisfy a significant increase in demand. Significant costs associated with the establishment and expansion of the recycling program have been expensed in the period incurred, which further reduced gross margin. Recycling costs totaled $6.6 million during the year ended March 26, 2010, and include program start up costs, the cost to transport RealD eyewear between theaters and the recycling production facility and costs to process the RealD eyewear for reuse. As we improve and expand our recycling to achieve a lower average unit cost, we may continue to incur a negative product gross profit.

Our cost of revenue as a percentage of net revenue will be affected in the future by the relative mix of net license and net product revenue and the impact of motion picture exhibitor options. As the number of RealD-enabled screens and the number of 3D motion pictures and attendance increase, we expect our total cost of revenue will continue to increase. In particular, we are incurring significant air shipping costs to meet the demand for our RealD eyewear. We expect this increase to be partially offset by the benefits of the full implementation of cost reduction efforts and increased recycling of our RealD eyewear.

Operating expenses

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010	Amount change	Percentage change

Research and development	$8,915	$11,021	$2,106	23.6%
Selling and marketing	11,009	16,811	5,802	52.7%
General and administrative	7,940	15,638	7,698	97.0%

Total operating expenses	$27,864	$43,470	$15,606	56.0%

Research and development.    Our research and development expenses increased primarily due to a $1.6 million increase in personnel costs, as we increased the number of research and development personnel to 25 at March 26, 2010 from 22 at March 27, 2009 to increase our product development and engineering capabilities. We expect to increase our research and development expenses to support our anticipated growth in consumer electronics projects and initiatives, primarily for additional personnel, consultants and prototype and materials costs, as well as for continued investment in our cinema business.

Selling and marketing.    Our selling and marketing expenses increased primarily due to our expansion into Europe, additional advertising and marketing initiatives, and higher personnel costs. As a result of the establishment of our European office, our selling and marketing expenses increased $1.0 million. Personnel costs increased $3.4 million, or 131.9%, driven primarily by our expansion of marketing efforts worldwide, including new employees in our European office, executive bonuses and share-based compensation. The total number of selling and marketing personnel increased to 18 at March 26, 2010 from 13 at March 27, 2009. The remainder of the increase was due to additional spending on advertising, marketing programs and sales promotions. Personnel costs and advertising spending are expected to continue to increase in order to drive revenue growth. We expect to incur additional selling and marketing expenses in fiscal year 2011 as we increase our international marketing efforts, particularly in Asia, and build our consumer electronics business worldwide.

General and administrative.    Our general and administrative expenses increased primarily due to a $4.6 million increase in sales and use taxes as a result of increased revenue. We absorb the majority of all sales and use taxes in the United States and do not pass such costs on to our customers. Personnel costs increased $2.0 million, or 94.6%, as we increased the number of general and administrative employees to 15 at March 26, 2010 from 11 at March 27, 2009 to support our overall growth. We expect to incur additional general and administrative expenses for sales and use taxes as our revenue in the United States grows, as well as to comply with SEC reporting requirements, stock exchange listing standards and provisions of the Sarbanes-Oxley Act of 2002.

Other

Interest expense.    Our interest expense increased primarily due to increases in borrowings under our credit facility. Our borrowings under the credit facility increased to $20.1 million at March 26, 2010 from $5.0 million at March 27, 2009. With the use of proceeds of this offering, we expect to pay down indebtedness, which would decrease our interest expense.

Income tax.    Our income tax expense increased $2.5 million primarily due to a $2.4 million increase in our foreign tax expense. We have net operating losses that may potentially be offset against future earnings. As of March 26, 2010, we had net operating loss carryforwards of approximately $48.2 million for federal and $41.5 million for state purposes. We expect to incur an increasing amount of income tax expenses that relate primarily to state income tax and international operations. We file federal income tax returns and income tax returns in various state and foreign jurisdictions. Due to the net operating loss carryforwards, our United States federal and state returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception.

Noncontrolling interest.    Noncontrolling interest represents a 44.4% interest in our subsidiary, Digital Link II, LLC, or Digital Link II. Digital Link II was formed for purposes of funding the deployment of digital projector systems and servers to our motion picture exhibitor licensees.

The increase in the loss attributable to noncontrolling interest was primarily due to depreciation and property taxes on additional digital projectors leased by that subsidiary.

Year ended March 27, 2009 compared to year ended March 31, 2008

Revenue

For the year ended March 27, 2009, net revenue increased $16.3 million to $39.7 million compared to $23.4 million for the year ended March 31, 2008.

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Revenue:
Gross license	$10,646	$17,620	$6,974	65.5%
Motion picture exhibitor options	—	(4,878)	(4,878)	*(1)

Net license	10,646	12,742	2,096	19.7%

Product and other	12,732	26,933	14,201	111.5%

Total net revenue	$23,378	$39,675	$16,297	69.7%

Other data:
Number of RealD-enabled screens (at period end)
Total domestic RealD-enabled screens	997	1,703	706	70.8%
Total international RealD-enabled screens	176	405	229	130.1%

Total RealD-enabled screens	1,173	2,108	935	79.7%
Number of locations with RealD-enabled screens (at period end)
Total domestic locations with RealD-enabled screens	673	1,147	474	70.4%
Total international locations with RealD-enabled screens	172	376	204	118.6%

Total locations with RealD-enabled screens	845	1,523	678	80.2%
Number of 3D motion pictures (released during period)	5	8	3	60.0%

(1)
Not meaningful.

This significant increase in net revenue was primarily due to an increase in the number of 3D motion pictures released and RealD-enabled screens, and an increase in the box office of 3D motion pictures on our RealD Cinema Systems.

Net license revenue for the year ended March 27, 2009 includes admission-based fees related to the following motion pictures: Bolt ($2.0 million), Journey to the Center of the Earth ($2.1 million), My Bloody Valentine ($1.5 million), and Coraline ($1.6 million). The majority of the net license revenue (approximately 84%) for the year ended March 31, 2008 was generated under fixed annual fee arrangements. Both domestically and internationally, our net license revenue increased during the period as a result of the increased number of RealD-enabled screens, the number of 3D motion pictures released and box office on RealD-enabled screens.

Our revenue was reduced by $4.9 million due to motion picture exhibitor stock options in the year ended March 27, 2009. Calculation of reduction to revenue assumes an estimated fair value of our common stock of $10.00 per share and 350 deployed RealD Cinema Systems out of 3,000 RealD Cinema Systems set forth in the performance targets.

The increase in our net product revenue in the year ended March 27, 2009, compared to the year ended March 31, 2008, was primarily a result of an increase in the number of consumers attending 3D motion pictures using our RealD eyewear.

Cost of revenue

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Revenue	$23,378	$39,675	$16,297	69.7%

Cost of revenue:
License	$4,544	$4,944	$400	8.8%
Product and other	8,956	22,163	13,207	147.5%

Total cost of revenue	$13,500	$27,107	$13,607	100.8%

Gross margin	$9,878	$12,568	$2,690	27.2%
Gross margin percentage	42.3%	31.7%

Our cost of revenue increased primarily due to an increase in RealD eyewear costs. Cost of revenue increased, as a percentage of net revenue, to 68.3% for the year ended March 27, 2009, as compared to 57.7% for the year ended March 31, 2008. The decrease in gross margin was primarily due to the increased use of RealD eyewear which generates lower gross margin. The increased use of RealD eyewear was driven by increased attendance.

License cost of revenue increased primarily as a result of a $1.0 million increase in depreciation expense resulting from an increase in digital projectors and RealD-enabled screens and $0.6 million increase in repairs and maintenance partially offset by reduced production costs. The increase in product and other cost of revenue is due primarily to increased use of RealD eyewear.

Operating expenses

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	Amount change	Percentage change

Research and development	$11,166	$8,915	$(2,251)	(20.2)%
Selling and marketing	7,311	11,009	3,698	50.6%
General and administrative	8,006	7,940	(66)	(0.8)%

Total operating expenses	$26,483	$27,864	$1,381	5.2%

Research and development.    Our research and development expenses declined primarily as a result of a decline in impairment charges related to intangibles of $1.7 million from $2.8 million to $1.1 million and a $0.6 million decline in consulting fees during the year ended

March 27, 2009. Research and development headcount decreased to 22 at March 27, 2009 from 25 at March 31, 2008.

Selling and marketing.    Our selling and marketing expenses increased primarily as a result of higher personnel costs and brand-building initiatives. An increase in personnel related costs contributed to $0.3 million of the increase, as the total number of sales and marketing personnel increased to 13 at March 27, 2009 from 9 at March 31, 2008. Marketing expenses increased $2.9 million as a result of our arrangements with motion picture studios relating to our brand awareness initiatives.

General and administrative.    Our general and administrative expenses decreased by $0.1 million. Consulting fees declined $0.4 million as a result of a one-time project that ended in 2008. Accounting fees increased $0.4 million as a result of increased work on tax and other accounting matters.

Other

Interest expense.    Our interest expense decreased primarily due to reductions in borrowings as we repaid notes totaling $3.6 million in March 2008.

Noncontrolling Interest.    Noncontrolling interest represents a 44.4% interest in Digital Link II. The increase in the noncontrolling interest in the year ended March 27, 2009 of $0.3 million as compared to the year ended March 31, 2008 is due primarily to depreciation and property taxes on additional digital projectors leased by the subsidiary.

Discontinued operations

For the year ended March 31, 2008, we incurred a loss from discontinued operations, net of tax, of approximately $11.8 million primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

Quarterly results and seasonality

The following table sets forth unaudited quarterly consolidated statement of operations data for the four quarters of fiscal 2009 and fiscal 2010. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments necessary for the fair statement of the results of operations for these periods. This information should be read together with the audited consolidated financial statements and related notes. These quarterly results of operations are not necessarily indicative of our operating results for any future period.

	Three months ended
(dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Gross revenue	$3,227	$13,295	$7,405	$20,626	$30,642	$39,777	$41,989	$76,672
Motion picture exhibitor options	—	—	(2,287)	(2,591)	(5,078)	(1,094)	(11,794)	(21,268)

Net revenue	3,227	13,295	5,118	18,035	25,564	38,683	30,195	55,404

Cost of revenue	1,928	6,748	4,904	13,527	22,701	30,357	31,627	55,918

Gross margin	1,299	6,547	214	4,508	2,863	8,326	(1,432)	(514)
Operating expenses:
Research and development	2,176	1,880	1,963	2,896	2,400	2,605	2,322	3,694
Selling and marketing	2,836	1,652	2,124	4,397	3,902	3,879	3,342	5,688
General and administrative	1,861	2,040	2,640	1,399	2,731	3,219	3,920	5,768

Total operating expenses	6,873	5,572	6,727	8,692	9,033	9,703	9,584	15,150

Operating income (loss)	(5,574)	975	(6,513)	(4,184)	(6,170)	(1,377)	(11,016)	(15,664)
Interest expense	(203)	(216)	(242)	(288)	(282)	(292)	(575)	(581)
Other income (loss)	198	(15)	(33)	(50)	(10)	(450)	(210)	(442)

Income (loss) before income taxes	(5,579)	744	(6,788)	(4,522)	(6,462)	(2,119)	(11,801)	(16,687)
Income tax expense	33	52	53	81	527	426	478	1,249

Net income (loss)	(5,612)	692	(6,841)	(4,603)	(6,989)	(2,545)	(12,279)	(17,936)
Net loss attributable to noncontrolling interests	158	118	221	230	237	228	261	170
Accretion of preferred stock	(2,456)	(2,456)	(2,457)	(2,457)	(3,092)	(3,093)	(3,093)	(3,094)

Net loss attributable to RealD Inc. common stockholders	$(7,910)	$(1,646)	$(9,077)	$(6,830)	$(9,844)	$(5,410)	$(15,111)	$(20,860)

	Three months ended
	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	59.7	50.8	95.8	75.0	88.8	78.5	104.7	100.9

Gross margin	40.3	49.2	4.2	25.0	11.2	21.5	(4.7)	(0.9)
Operating expenses:
Research and development	67.4	14.1	38.4	16.1	9.4	6.7	7.7	6.7
Selling and marketing	87.9	12.4	41.5	24.4	15.3	10.0	11.1	10.3
General and administrative	57.7	15.3	51.6	7.8	10.7	8.3	13.0	10.4

Total operating expenses	213.0	41.9	131.4	48.2	35.3	25.1	31.7	27.3

Operating income (loss)	(172.7)	7.3	(127.3)	(23.2)	(24.1)	(3.6)	(36.5)	(28.3)
Interest expense	(6.3)	(1.6)	(4.7)	(1.6)	(1.1)	(0.8)	(1.9)	(1.0)
Other income (loss)	6.1	(0.1)	(0.6)	(0.3)	(0.0)	(1.2)	(0.7)	(0.8)

Income (loss) before income taxes	(172.9)	5.6	(132.6)	(25.1)	(25.3)	(5.5)	(39.1)	(30.1)
Income tax expense (benefit)	1.0	0.4	1.0	0.4	2.1	1.1	1.6	2.3

Net income (loss)	(173.9)	5.2	(133.7)	(25.5)	(27.3)	(6.6)	(40.7)	32.4
Net loss attributable to noncontrolling interests	4.9	0.9	4.3	1.3	0.9	0.6	0.9	0.3
Accretion of preferred stock	(76.1)	(18.5)	(48.0)	(13.6)	(12.1)	(8.0)	(10.2)	(5.6)

Net loss attributable to RealD Inc. common stockholders	(245.1)%	(12.4)%	(177.4)%	(37.9)%	(38.5)%	(14.0)%	(50.0)%	(37.7)%

The following tables set forth share-based compensation and depreciation and amortization included in the above line items:

	Three months ended
Share-based compensation (dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Cost of revenue	$10	$11	$11	$14	$20	$20	$20	$—
Research and development	197	242	261	166	328	215	211	231
Selling and marketing	168	192	188	196	348	409	431	401
General and administrative	54	73	63	86	68	59	101	47

Total	$429	$518	$523	$462	$764	$703	$763	$679

	Three months ended
Depreciation and amortization (dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Cost of revenue	$1,109	$1,136	$1,179	$1,231	$1,494	$1,640	$1,870	$2,422
Research and development	167	172	222	184	94	102	117	139
Selling and marketing	45	42	5	22	5	4	5	(14)
General and administrative	22	22	21	19	19	19	18	18

Total	$1,343	$1,372	$1,427	$1,456	$1,612	$1,765	$2,010	$2,565

The following table sets forth key business metrics for each quarter during fiscal 2009 and 2010 year to date:

	Three months ended
(dollars in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Number of RealD-enabled
screens (at period end):
Total domestic RealD-
enabled screens	1,136	1,196	1,323	1,703	2,090	2,277	2,803	3,385
Total international
RealD-enabled screens	221	239	225	405	680	1,042	1,483	1,936

Total RealD-enabled
screens	1,357	1,435	1,548	2,108	2,770	3,319	4,286	5,321
Number of 3D motion pictures (released during period)	—	2	2	4	2	5	4	2

Adjusted EBITDA(1)	$(3,338)	$3,322	$(1,572)	$2,660	$2,252	$3,859	$5,397	$11,219

(1)
Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net loss, the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

In addition, as of June 1, 2010, the total number of Real-enabled screens increased from 5,321 to 5,966, and the total number of locations with RealD-enabled screens increased from 3,034 to 3,192.

Although not apparent in our results of operations due to our rapid growth rate, our operations are generally subject to the number of 3D motion pictures released and the box office of those 3D motion pictures. We expect to experience seasonal fluctuations in results of operations as a result of changes in the number of 3D motion pictures released and the box office of those 3D motion pictures. Our quarterly financial results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Factors that may cause our operating results to vary or fluctuate include those discussed in the "Risk factors" section of this prospectus.

Although our unaudited consolidated interim financial statements for the three months ended June 25, 2010 are not yet complete, for the three months ended June 25, 2010, we currently anticipate reporting gross revenue of between approximately $60 million and $65 million as compared to gross revenue of $76.7 million for the three months ended March 26, 2010. We believe our estimated gross revenue decreased as a result of the period-to-period decline in the 3D motion picture box office. The period-to-period variance is primarily attributable to the seasonal release patterns of 3D motion pictures and the performance of Avatar (the highest grossing motion picture of all time) during the three months ended March 26, 2010, which was not replicated during the three months ended June 25, 2010. We currently anticipate reporting an increase in our net revenue for the three months ended June 25, 2010, as compared to net revenue of $55.4 million (after adjustment to revenue of $21.3 million relating to motion picture exhibitor options) for the three months ended March 26, 2010. We believe our net revenue will increase primarily as a result of a significant decrease in our estimated adjustment to revenue relating to motion picture exhibitor options in the three months ended June 25, 2010, attributable to a decrease in the estimated stock price and an increase in screen installation targets. See "—Key components of our results of operations—Revenue—Motion picture exhibitor stock options."

For the three months ended June 25, 2010, although all expense items for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive net income, as compared to the net loss of $17.9 million reported for the three months ended March 26, 2010. We believe this anticipated improvement is primarily attributable to the anticipated increase in net revenue discussed above, as well as an estimated increase in other income, primarily attributable to the sale of digital projectors to motion picture exhibitors. Although all line items to reconcile Adjusted EBITDA to net income (loss) for the three months ended June 25, 2010 are not reasonably available at this time, we currently anticipate reporting positive Adjusted EBITDA for the three months ended June 25, 2010 in an amount less than the $11.2 million reported in the three months ended March 26, 2010. Adjusted EBITDA is a Non-U.S. GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net income (loss), the most comparable U.S. GAAP item, see "—Non-U.S. GAAP discussion."

We have prepared the above estimate of our anticipated results in good faith based on our internal reporting for the three months ended June 25, 2010. We are currently performing our quarterly closing procedures for the three months ended June 25, 2010, and as such, these estimates represent the most current information available to management but are not yet final, are subject to further review and could change materially. As a result, the anticipated results are not statements of historical fact, and are forward-looking statements that are subject to known and unknown risks and uncertainties. See "Forward-looking statements and other industry data." Our financial statements for the three months ended June 25, 2010 are not expected to be filed with the SEC until after this offering is completed. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for such estimated financial information.

Liquidity and capital resources

Since our inception and through March 26, 2010, we have financed our operations through the sale of redeemable convertible preferred stock, borrowings under our credit facility with City National Bank and through the issuance of notes payable to stockholders and vendors, and net cash provided by operating activities during fiscal years 2009 and 2010. Our cash flow from operating activities has historically been significantly impacted by the contractual payment terms and patterns related to the license of our RealD Cinema Systems and use and sale of our RealD eyewear, as well as significant investments in research, development, selling and marketing activities and corporate infrastructure. Prior to fiscal 2010, many of our licensing and product sale contracts included terms that required upfront payments. During late fiscal 2009, many of our licensing agreements and domestic RealD eyewear arrangements were modified such that our revenue from licensing our RealD Cinema Systems and domestic sale of our RealD eyewear is earned and subsequently paid upon each admission and usage. Since a majority of our revenue recognized under our motion picture exhibitor licenses results in admission and usage fees being paid to us subsequent to such consumer attendance, we expect our deferred revenue balances to continue to decline over the next several years.

Cash provided by operating activities is expected to be a primary recurring source of funds in future periods and will be driven by increased revenue generated from the growing number of 3D motion pictures exhibited on our RealD Cinema Systems and an increase in the number of RealD-enabled screens, partially offset by increased working capital requirements associated with installing new RealD Cinema Systems as well as for building inventory, logistics and recycling costs for our RealD eyewear. Depending on our operating performance in any given period and the installation rate of additional RealD Cinema Systems, we expect to supplement our liquidity needs primarily with proceeds from this offering and borrowings under our new revolving credit facility with City National Bank.

At March 26, 2010, our primary sources of liquidity are our cash and cash equivalents of $13.1 million and our credit facility agreement with City National Bank providing for a revolving credit facility of $25 million, $14.8 million of which was available for borrowing. Our cash equivalents primarily consist of money market funds. The carrying amount of cash equivalents reasonably approximates fair value due to the short maturities of these instruments. The primary objective of our investment activities is preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. We do not enter into investments for trading or speculative purposes.

During the period from March 26, 2010 through May 26, 2010, we received $15.4 million in cash from motion picture exhibitors from the sale of digital projectors, resulting in a gain of $6.7 million in other income. With the proceeds, we repaid an aggregate of $5.7 million of notes payable to the providers of those digital projectors. We also extended the maturity date of the foregoing revolving credit facility to December 31, 2010. We have entered into a new credit and security agreement with City National Bank, dated as of June 24, 2010, which provides for a revolving credit facility of up to $15.0 million and which will mature on June 30, 2012. This new credit and security agreement is expected to become effective on the date that this offering is completed and will replace our current credit and security agreement with City National Bank.

Based on our current level of operations and anticipated growth, we believe that the proceeds from this offering, our new revolving credit facility, our cash inflow from operating activities, existing cash and cash equivalents and our ability to borrow on acceptable terms will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

The following table sets forth our major sources and (uses) of cash for each period as set forth below.

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Operating activities	$(1,583)	$10,134	$15,135
Investing activities	(9,988)	(12,107)	(29,636)
Financing activities	$13,391	$8,229	$11,931

Cash flow from operating activities

Net cash inflows from operating activities during the year ended March 26, 2010 primarily resulted from improved operating performance as RealD Cinema System installations and admissions increased. Net cash inflows from operating activities also benefited from increases in accounts payable and accrued expenses, partially offset by an increase in accounts receivable. Increases in accounts payable and accrued expenses were due to increased business activities at fiscal year end, resulting in significant amounts due to vendors and employees that were not paid until after the fiscal year end. Accounts receivable increased as a result of an increase in revenue.

Net cash inflows from operating activities during the year ended March 27, 2009 primarily resulted from a net loss and increases in accounts receivable and inventories more than offset by increases in accounts payable, deferred revenue and virtual print fees and customer deposits. Accounts receivable increased as a result of an increase in revenue. Inventories grew in order to support an increase in RealD Cinema System installations and admissions. Increases in accounts payables were the result of our deferring payments until after the end of the applicable fiscal period. Deferred revenue increased as a result of receiving payments in advance for motion picture releases. Virtual print fees and customer deposits that accumulated during the period increased primarily as a result of collections from studios based on the number of motion pictures exhibited using Digital Link and Digital Link II projectors.

Net cash outflows from operating activities during the year ended March 31, 2008 primarily resulted from a net loss, decreases in accounts payable offset by an increase in deferred revenue and decreases in accounts receivable. The decrease in accounts payable resulted from timely payment of vendors before fiscal year-end. Deferred revenue increased as a result of receiving payments in advance for motion picture releases. The decrease in accounts receivable was driven by large amounts invoiced for our RealD eyewear at the end of 2007.

Cash flow from investing activities and capital resources

For all periods presented, cash outflow for investing activities is primarily related to the establishment of our initial infrastructure and for the purchase of component parts for our RealD Cinema Systems, digital projectors, and other property, equipment and leasehold improvements. Capital expenditures were $30.2 million for fiscal year 2010, $12.1 million in fiscal year 2009 and $12.9 million in fiscal year 2008. We expect our capital expenditures to be approximately $40.0 million to $50.0 million for the fiscal year ending March 25, 2011. In the future, we will continue to invest in our business to grow sales and develop new products and support the related increasing employee headcount. We expect capital expenditures to represent a decreasing percentage of net revenue in the future.

On March 7, 2007, we acquired ColorLink for approximately $31.1 million, including $3.6 million in the form of a seller's note payable. Cash paid at acquisition net of cash acquired was $27.5 million. In November 2007, we sold our 51% interest in ColorLink Japan for approximately $2.9 million net of cash.

Cash flow from financing activities and IPO proceeds

From time to time, we enter into equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. We pay a portion of the cost of the equipment upon delivery and finance a portion of the purchase price by issuing notes payable. Certain of these notes payable are non-interest bearing. In those cases, we record the net present value of the notes payable assuming an implied annual interest rate which is approximately 8%. Interest expense is based on annual interest rates ranging from 7.0% to 9.7%. The notes are secured by the underlying equipment. Notes payable totaled $11.3 million at March 26, 2010, $9.9 million at March 27, 2009 and $8.0 million at March 31, 2008.

As of March 26, 2010, we had $35.0 million of credit facilities pursuant to a credit facility agreement with City National Bank that provides for a maximum amount of borrowing under a revolving credit facility of $25.0 million and a term loan of $10.0 million. We have used amounts drawn under our credit facility agreement for working capital, capital expenditures and to finance operations. The revolving credit facility provides for, at our option, revolving LIBOR loans, which bear interest at the London Interbank Offered Rate (LIBOR) plus a margin of 4.25% and revolving prime loans which bear interest at the fluctuating Prime Rate plus a margin of 2.75%. The borrowings under the term loan currently bear interest at the LIBOR plus a margin of 7.5%. The credit facility agreement is collateralized by a first priority perfected security interest in certain assets, including substantially all of our tangible and intangible property.

Under the credit facility agreement, we are subject to limitations, including limitations on our ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions. We are also required to maintain compliance with certain financial covenants, including a minimum EBITDA target and minimum fixed charge coverage ratio. As of March 26, 2010, we were in compliance with all financial covenants in our credit facility agreement. If we fail to comply with any of the covenants, or if any other event of default, as defined in the agreement, occurs, the bank could elect to prevent us from borrowing and declare the indebtedness to be immediately due and payable. Additionally, upon the completion of this offering, all amounts outstanding under the credit facility agreement become due.

The credit facility agreement matures on the earlier of December 31, 2010 or the date upon which this offering is completed. Borrowings outstanding under the term loan totaled $10.0 million at March 26, 2010 and bear interest at 8.625%. Borrowings under the revolving loan credit facility totaled $10.2 million at March 26, 2010. The interest rates at March 26, 2010 related to our borrowings under the revolving loan credit facility ranged from 5.0% to 6.25%. As of March 26, 2010, there was $14.8 million available to borrow under the credit facility agreement.

We have entered into a new credit and security agreement with City National Bank, dated as of June 24, 2010, which provides for a revolving credit facility of up to $15.0 million. The new credit and security agreement is expected to become effective on the date this offering is completed and is scheduled to mature on June 30, 2012. Our obligations under the new credit and security agreement are secured by a first priority security interest in substantially all of our tangible and intangible assets in favor of City National Bank and are guaranteed by our subsidiaries, ColorLink and Stereographics. Under the new credit and security agreement, our business will be subject to certain limitations, including limitations on our ability to incur additional debt, make certain investments or acquisitions, enter into certain merger and consolidation transactions, and sell our assets other than in the ordinary course of business. We will also be required to maintain compliance with certain financial covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. If we fail to comply with any of the covenants or if any other event of default, as defined in the agreement, should occur, the bank could elect to prevent us from borrowing and declare the indebtedness to be immediately due and payable.

In the future, we may continue to utilize commercial financing, lines of credit and term loans for general corporate purposes, including investing in technology.

In December 2007, we sold 1,666,667 shares of Series D convertible preferred stock, or Series D preferred stock, at $12.00 per share. Total proceeds received were $20.0 million. Issuance costs incurred were $48,000. All shares of our Series D preferred stock were outstanding as of March 26, 2010.

In February 2007, we sold 5,139,500 shares of Series C mandatorily redeemable convertible preferred stock at $6.81 per share. Total proceeds received were $35.0 million. Issuance costs incurred were $3.2 million. All shares of our Series C mandatorily redeemable convertible preferred stock were outstanding as of March 26, 2010.

Our Series C mandatorily redeemable convertible preferred stock is classified as temporary equity under the SEC's guidance provided in ASR 268 because the holders of our Series C mandatorily redeemable convertible preferred stock have the right to cause us to redeem the instrument for cash for a specified period.

Prior to April 1, 2006, we issued 2,000,000 shares of Series A convertible preferred stock for $2.0 million, or $1.00 per share and 2,417,644 shares of Series B convertible preferred stock for $3.0 million or $1.24 per share. Issuance costs totaled $52,000 in connection with the issuance of both Series A and B convertible preferred stock. All shares of our Series A and B convertible preferred stock were outstanding as of March 26, 2010.

Our outstanding Series A, B and D convertible preferred stock and common stock are classified as part of permanent equity within the consolidated balance sheets based on their rights and preferences set forth under the certificate of incorporation, California law and the accounting standards pertaining to classification within the consolidated balance sheet. We therefore have recorded the Series A, B and D preferred stock at their original issuance price net of applicable issuance costs.

Upon the completion of this offering, all of our outstanding preferred stock will be converted into 16,835,714 shares of our common stock.

In November 2008, we entered into a stock purchase agreement with our shareholder of Series D preferred stock. We sold 199,999 shares of our common stock at $10.00 per share. Total proceeds received were $2 million. Issuance costs were $14,000.

In April 2007, we sold 240,000 shares of common stock at approximately $3.33 per share to former shareholders of ColorLink for cash proceeds of $800,000.

During fiscal 2006, we borrowed $6 million from Ledor, LLC, and during fiscal 2007, we borrowed $5 million from shareholders of Series A and Series B convertible redeemable preferred stock pursuant to credit agreements. Amounts borrowed were converted into an aggregate of 3,300,000 shares of our common stock during March 2007.

The non-controlling interest partner in our majority owned subsidiary made capital contributions of $1.6 million in fiscal 2008. There were no non-controlling interest partner capital contributions during fiscal 2010 and non-controlling interest partner capital contributions during fiscal 2009 were not significant.

To date, proceeds from employee stock option exercises have not been significant. After the completion of this offering and from time to time, we expect to receive cash from the exercise of employee stock options and warrants in our common stock. Proceeds from the exercise of employee stock options and warrants outstanding will vary from period to period based upon, among other factors, fluctuations in the market value of our common stock relative to the exercise price of such stock options and warrants.

Contractual obligations and commitments

The following table sets forth our contractual obligations and commitments as of March 26, 2010:

	Payments due by period
(dollars in thousands)	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years

Credit facility agreement(1)	$20,150	$20,150	$—	$—	$—
Notes payable(2)	11,345	9,301	2,044	—	—
Operating lease obligations(3)	10,973	1,781	2,510	2,683	3,999
Purchase obligations(4)	2,804	2,804	—	—	—

Total	$45,273	$34,036	$4,554	$2,683	$3,999

(1)
See Note 6, "Borrowings—Revolving Credit Facility and Term Loan" and Note 14, "Subsequent Events" to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)
Consists of equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. See Note 6, "Borrowings—Notes Payable," to our consolidated financial statements, which are included elsewhere in this prospectus.

(3)
See Note 7, "Commitments and Contingencies," to our consolidated financial statements, which are included elsewhere in this prospectus.

(4)
Consists of minimum contractual purchase obligations with certain of our vendors that include revolving 90-day supply commitments.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries.

Non-U.S. GAAP discussion

In addition to our U.S. GAAP results, we present Adjusted EBITDA as a supplemental measure of our performance. However, Adjusted EBITDA is not a recognized measurement under U.S. GAAP. In this prospectus, we define Adjusted EBITDA as net loss, plus interest expense, net, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. Non-U.S. GAAP adjustments to our results prepared in accordance with U.S. GAAP are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted EBITDA to net loss for the following periods indicated:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Net loss	$(29,685)	$(16,364)	$(39,749)

Add (deduct):
Interest expense	1,257	949	1,730
Income tax expense	20	219	2,680
Depreciation and amortization	5,296	5,598	7,952
Other (income) loss(1)	7	(100)	1,112
Discontinued operations(2)	11,796	—	—
Share-based compensation expense(3)	1,507	1,932	2,909
Exhibitor option expense(4)	—	4,878	39,234
Impairment of assets and intangibles(5)	4,261	2,037	426
Sales and use tax(6)	1,007	910	5,478
Property tax(7)	416	663	605
Management fee(8)	350	350	350

Adjusted EBITDA	$(3,768)	$1,072	$22,727

	Three months ended
(in thousands)	June 27, 2008	September 26, 2008	December 26, 2008	March 27, 2009	June 26, 2009	September 25, 2009	December 25, 2009	March 26, 2010

	(unaudited)
Net income (loss)	$(5,612)	$692	$(6,841)	$(4,603)	$(6,989)	$(2,545)	$(12,279)	$(17,936)

Add (deduct):
Interest expense	203	216	242	288	282	292	575	581
Income tax expense	33	52	53	81	527	426	478	1,249
Depreciation and amortization	1,343	1,372	1,427	1,456	1,612	1,765	2,010	2,565
Other (income) loss(1)	(198)	15	33	50	10	450	210	442
Share-based compensation expense(3)	429	518	523	462	764	703	763	679
Exhibitor option expense(4)	—	—	2,287	2,591	5,078	1,094	11,794	21,268
Impairment of assets and intangibles(5)	(16)	30	129	1,894	48	245	115	18
Sales and use tax(6)	303	155	298	154	720	1,133	1,470	2,155
Property tax(7)	89	185	189	200	112	208	174	111
Management fee(8)	88	87	88	87	88	88	87	87

Adjusted EBITDA	$(3,338)	$3,322	$(1,572)	$2,660	$2,252	$3,859	$5,397	$11,219

(1)
Includes amortization of debt issue costs and unrealized foreign currency exchange gains and losses and gain on sale of digital projectors.

(2)
Represents loss from discontinued operations, net of tax, primarily due to a loss on the sale of our 51% interest in ColorLink Japan in November 2007.

(3)
Represents share-based compensation expense of nonstatutory and incentive stock options to employees, officers, directors and consultants.

(4)
Represents stock options granted to some of our motion picture exhibitor licensees. The amounts are recorded as contra revenue in the consolidated financial statements.

(5)
Represents impairment of long-lived assets, such as fixed assets, theatrical equipment and identifiable intangibles.

(6)
Represents taxes incurred by us for cinema license and product revenue.

(7)
Represents property taxes on RealD Cinema Systems and digital projectors.

(8)
Represents payment of management fees to our Series C mandatorily redeemable convertible preferred stockholder (included in general and administrative expense, which will terminate upon the completion of this offering).

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA in developing our internal budgets, forecasts and strategic plan; in analyzing the effectiveness of our business strategies; to evaluate potential acquisitions; in making compensation decisions; in communications with our board of directors concerning our financial performance and because our credit agreement uses Adjusted EBITDA to measure our compliance with certain covenants. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•
Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•
other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. Our consolidated financial statements and the notes to those statements included elsewhere in this prospectus are prepared in accordance with U.S. GAAP.

Critical accounting policies and estimates

This discussion is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, estimates and judgments are evaluated, including those related to revenue recognition, revenue deductions, product returns, fair value of our common stock, share-based compensation, inventories, definite lived asset impairments, goodwill impairment and income taxes. These estimates and judgments are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from these estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition and revenue reductions

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the product sale of our RealD eyewear. We evaluate revenue recognition for transactions using the criteria set forth by the SEC in Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and Accounting Standards Codification Topic 605, Revenue Recognition ASC 605. The revenue recognition guidance states that revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

License revenue.    License revenue is accounted for as an operating lease. License revenue is primarily derived under per-admission, periodic fixed fee, or per-motion picture basis with motion picture exhibitors. Amounts received up front, less estimated allowances, are deferred and recognized over the lease term using the straight-line method. Additional lease payments that are contingent upon future events outside our control, including those related to admission and usage, are recognized as revenues when the contingency is resolved and we have no more obligations to our customers specific to the contingent payment received. Certain of our license revenue from leasing our RealD Cinema Systems is earned upon admission by the motion picture exhibitor's consumers. Our licensees, however, do not report and pay for such license revenue until after the admission has occurred, which may be received subsequent to our fiscal period end. We estimate and record licensing revenue related to motion picture exhibitor consumer admissions in the quarter in which the admission occurs, but only when reasonable estimates of such amounts can be made. We determine that there is persuasive evidence of an arrangement upon the execution of a license agreement or upon the receipt of a licensee's admissions report. Revenue is deemed fixed or determinable upon verification of a licensee's admissions report in accordance with the terms of the underlying executed agreement or, in certain circumstances, receipt of a licensee's admissions report. We determine collectibility based on an evaluation of the licensee's recent payment history.

Product revenue.    We recognize product revenue, net of allowances, when title and risk of loss have passed and when there is persuasive evidence of an arrangement, the payment is fixed or determinable, and collectability of payment is reasonably assured. In the United States and Canada, certain of our product revenue from the sale of our RealD eyewear is earned upon admission and usage by the motion picture exhibitor's consumers. Our customers, however, do not report admission or usage information until after the admission and usage has occurred, and such information may be received subsequent to our fiscal period end. We estimate and record such product revenue in the quarter in which the admission and usage occurs, but only when reasonable estimates of such amounts can be made.

Revenue reductions.    We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant, amounting to less than approximately 2% of gross revenue. Actual results have not required significant adjustments to those estimates. In connection with certain exhibitor licensing agreements, we issued the motion picture exhibitors a 10-year option to purchase shares of our common stock at approximately $0.00667 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen installation targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $4.9 million and $39.2 million for the years ended March 27, 2009 and March 26, 2010, respectively. We did not issue stock options to any motion picture exhibitor licensees prior to the year ended March 27, 2009.

Fair value of common stock

The fair values of our common stock were estimated by our board of directors. To date, we have not obtained an independent valuation of our common stock. In the absence of a public trading market and an independent valuation, our board of directors considered numerous, contemporaneous objective and subjective factors to determine its best estimate of the fair market value of our common stock, including but not limited to, the following factors:

•
third-party trading transactions in our common stock and preferred stock;

•
the rights, preferences and privileges of our preferred stock relative to the common stock;

•
the development and completion of our 3D technologies;

•
projected Adjusted EBITDA (See "—Non-U.S. GAAP discussion");

•
projected number of RealD-enabled domestic and international screens;

•
projected number of 3D motion picture releases;

•
the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering or sale of our company, given prevailing market conditions; and

•
preliminary valuations from investment banks.

Our management and board of directors considered the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For each valuation date in which projected Adjusted EBITDA was considered the primary basis for estimating the fair value of our common stock, we prepared a financial forecast to be used in estimating our projected Adjusted EBITDA. The financial forecasts took into account our past experience and future expectations. Therefore, in those cases, our valuations have been heavily dependent on our estimates of revenue, costs and related cash flows. These estimates are highly subjective and subject to frequent change based on both new operating data as well as various macroeconomic conditions that impact our business. Each of our valuations was prepared using data that was consistent with our then-current operating plans that we were using to manage our business. The risks associated with achieving these financial forecasts were assessed and applied in determining our best estimates of our financial forecasts. As with all financial forecasts, there is inherent uncertainty in these estimates. Once we estimated our projected Adjusted EBITDA, we applied trading multiples of comparable companies to determine our enterprise value. For our estimated common stock fair value for the six months ended March 26, 2010, we did not apply a discount factor to the estimated enterprise value given our anticipated growth, this offering, and performance relative to other companies within our industry. The estimated enterprise value was then divided by the number of fully diluted common stock outstanding to arrive at the per share common stock value.

During the year ended March 26, 2010, our board of directors estimated the fair value of our common stock as follows:

Period	Estimated fair value of common stock	Primary basis for estimated fair value of common stock

Three months ended June 26, 2009	$10.00	Most recent third-party trading transactions in our common stock; we were not a party to the negotiations
Three months ended September 25, 2009	$10.00	Most recent third-party trading transaction in our common stock; we were not a party to the negotiations
Three months ended December 25, 2009	$14.00	Multiple of projected Adjusted EBITDA(1)
Three months ended March 26, 2010	$23.07	Multiple of projected Adjusted EBITDA(1)

(1)
Calculated based on trading multiples of comparable companies. For a discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "—Non-U.S. GAAP discussion."

The substantial increase in value during fiscal 2010 was principally due to a significant increase in the number of RealD-enabled screens and in the number of projected 3D motion picture releases.

Share-based compensation

We account for stock options granted to employees and directors by recording compensation expense based on estimated fair values. Share-based awards to non-employees, including consultants, have been and are expected to be fully exercisable and nonforfeitable when granted and, therefore, the fair value of such stock options are expensed on the date of grant.

We estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Share-based awards are attributed to expense using the straight-line method over the vesting period. Compensation expense related to share-based awards has been reduced for estimated forfeitures. We estimate forfeitures based upon our historical experience, which has resulted in a small expected forfeiture rate. We review the estimated forfeiture rates each period end and make changes as factors affecting the forfeiture rate calculations and assumptions change.

We estimate the fair value of share-based awards granted using the Black-Scholes option-pricing model. Determining the fair value of share-based awards at the grant date under this model requires judgment, including estimating our value per share of common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of share-based awards represent our best estimates based on management judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly changes, share-based compensation for future awards may differ materially from the awards granted previously. For purposes of determining the expected term and in the absence of historical data relating to stock option exercises, we apply a simplified approach: the expected term of awards granted is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the contractual term when valuing awards to consultants. We use the average volatility of similar, publicly traded companies as an estimate for expected volatility. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the

United States Treasury yield curve in effect during the period the options were granted. Our expected dividend yield is zero.

Information related to our share-based compensation activity, including the weighted average grant date fair values and the associated Black-Scholes option-pricing model assumptions, are as follows:

	Years Ended
	March 31, 2008	March 27, 2009	March 26, 2010

Stock options granted (in thousands)	921	534	801
Weighted average exercise price of stock options granted	$5.13	$8.75	$10.00
Weighted average fair value of stock options granted	$3.04	$5.14	$6.05
Weighted average assumptions:
Estimated fair value of common stock	$5.13	$8.75	$10.00
Expected volatility	60%	61%	63%
Expected dividends	0%	0%	0%
Expected term (years)	6	6	6
Risk-free rate	4.4%	2.8%	2.9%

Inventories

Domestically, we provide our RealD eyewear free of charge to motion picture exhibitors and then receive a fee from the motion picture studios for the usage of that RealD eyewear by the motion picture exhibitors' consumers.

As of March 26, 2010, there are 3,385 RealD-enabled screens domestically. The number of domestic RealD-enabled screens and related usage of RealD eyewear is expected to grow. Accordingly, for RealD eyewear located at a motion picture exhibitor, we believe that it is not operationally practical to perform physical counts or request the motion picture exhibitor to perform physical counts and confirm quantities held to ensure that losses due to damage, destruction, and shrinkage are specifically recognized in the period incurred. We believe that the cost to monitor shrinkage or usage significantly outweighs the financial reporting benefits of using a specific identification methodology of expensing. We believe that utilizing a composite method of expensing RealD eyewear inventory costs provides a rational and reasonable approach to ensuring that shrinkage is provided for in the period incurred and that inventory costs are expensed in the periods that reasonably reflect the periods in which the related revenue is recognized. In doing so, we believe the following methodology reasonably and generally reflects periodic income or loss under these facts and circumstances:

•
For an estimated period of time following shipment to domestic motion picture exhibitors, no expense is recognized between the time of shipment and until the delivery is made as the inventory unit is in transit and unused.

•
The inventory unit cost is expensed on a straight-line basis over an estimated usage period beginning when we believe usage of the inventory unit has started. In estimating the expensing start date and related expense period, we consider various factors including, but not limited to, those relating to a 3D motion picture's opening release date, a 3D motion picture's expected release period, the number of currently playing 3D motion pictures, the motion picture exhibitor's buying and stocking patterns and practices and the quantities shipped per inventory unit.

We believe that the expensing methodology described above rationally and reasonably approximates the period the related usage occurs resulting in our RealD eyewear product revenue. The expensing start date following the date of shipment is meant to approximate the date at which usage begins. Additionally, as the expense recognition period has been and is expected to continue to be short, we believe it adequately recognizes inventory impairments due to loss and damage on a timely basis. We further believe that exposures due to loss or damage, if any, are considered normal shrinkage and a necessary and expected cost to generate the revenue per 3D motion picture earned through RealD eyewear usage. We continue to monitor the reasonableness of this methodology to ensure that it approximates the period over which the related RealD eyewear product revenue is earned and realizable. As of March 26, 2010, the usage period was estimated to be upon delivery due to the level of admissions for 3D motion pictures. RealD eyewear inventory costs that have not yet been expensed are reported as deferred costs-eyewear.

Long-lived asset impairments

We review long-lived assets, such as property, equipment, motion picture equipment and intangibles, for impairment, annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors or circumstances that could indicate the occurrence of such events include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing operating or cash flow losses, or incurring costs in excess of amounts originally expected to acquire or construct an asset. If the asset is not recoverable, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill impairment

Goodwill is deemed to have an indefinite useful life and therefore is not amortized. We evaluate our goodwill for impairment using a two-step process that is performed at least annually during our fourth fiscal quarter, or whenever events or circumstances indicate that goodwill may be impaired. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. A reporting unit is an operating segment or one level below an operating segment. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment loss is recognized for the difference. We currently have one reporting unit in which goodwill resides and the reporting unit is not at risk of failing step one.

Deferred tax asset valuation and tax exposures

In preparing our consolidated financial statements, we are required to make estimates and judgments that affect our accounting for income taxes. This process includes estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences, including the timing of recognition of share-based compensation expense, result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe that recovery is not likely, we have established a valuation allowance. We assess realization of our deferred tax assets based on all available evidence in order to conclude whether it is more likely than not that the deferred tax assets will be realized. Available evidence considered by us includes, but is not limited to, our historic operating results, projected future operating results, reversing temporary differences, changing business circumstances, and the ability to realize certain deferred tax assets through loss and tax credit carry-back and carry-forward strategies. At March 26, 2010, we have determined based on the weight of the available evidence, both positive and negative, to provide for a valuation allowance against substantially all of the net deferred tax assets. The current deferred tax assets not reserved for by the valuation allowance are those in foreign jurisdictions or amounts that may be carried back in future years. If there is a change in circumstances that causes a change in judgment about the realizability of the deferred tax assets, we will adjust all or a portion of the applicable valuation allowance in the period when such change occurs.

We are subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon the outcomes of such matters. In addition, when applicable, we adjust tax expense to reflect our ongoing assessments of such matters which require judgment and can materially increase or decrease its effective rate as well as impact operating results.

Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, the valuation allowance against our deferred tax assets and uncertainty in income tax positions. Our financial position and results of operations may be materially impacted if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

Contingencies and assessments

We are subject to various loss contingencies and assessments arising in the course of our business, some of which relate to litigation, claims, property taxes and sales and use or goods and services tax assessments. We consider the likelihood of the loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss, contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on our business, consolidated results of operations, financial condition or cash flows.

Recent accounting pronouncements

Accounting Standards Codification Topic 105, Generally Accepted Accounting Principles (ASC 105) establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of SFASs, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. As the Codification was not intended to change or alter existing U.S. GAAP, it does not have a material impact on our consolidated financial statements. We adopted ASC 105 on July 1, 2009.

In July 2006, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109 was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Accounting Standards Codification Topic 740. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation was to be effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN-48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The final FSP incorporates changes made to the original Exposure Draft and defers the effective date of FIN 48 for nonpublic enterprises and not-for-profit organizations to the annual financial statements for fiscal years beginning after December 15, 2008. We adopted the FSP and FIN 48 on March 28, 2009. Our adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 810, Consolidation (ASC 810) changes the accounting and reporting for non-controlling interests, which will be classified as a component of equity. This guidance is effective for us on a prospective basis beginning on March 28, 2009 except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. We have applied the presentation and disclosure requirements of ASC 810 for all periods presented. The presentation requirements resulted in the reclassification of our non-controlling interest from the mezzanine to the equity section of our consolidated balance sheets. We do not expect this guidance to have a material impact on our consolidated financial statements prospectively.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) defers the effective date for applying its provisions to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair values in the financial statements on a recurring basis (at least annually). We adopted ASC 820 on March 28, 2009. Our adoption of ASC 820 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 805, Business Combinations (ASC 805) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. Subsequent changes to the estimated fair value of contingent consideration will be reflected in earnings until the contingency is settled. ASC 805 also requires acquisition-related costs and restructuring costs to be expensed as incurred rather than treated as part of the purchase price. We adopted ASC 805 on March 28, 2009 and it will change our accounting treatment prospectively for business combinations initiated on or after the adoption date.

Accounting Standards Codification Topic 855, Subsequent Events (ASC 855) establishes principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. In February 2010, the FASB issued ASU 2010-09, "Subsequent Events." ASU 2010-09 was issued to amend ASC 855 to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change is intended to alleviate potential conflicts with current SEC guidance. The provisions of ASU 2010-09 are effective upon issuance. We adopted ASC 855 on September 25, 2009. Our adoption of ASC 855 and ASU 2010-09 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (ASC 350) removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. ASC 350 also requires expanded disclosures relating to the determination of useful lives of intangible assets. We adopted ASC 350 on March 28, 2009. Our adoption of ASC 350 did not have a material impact on our consolidated financial statements. The new provisions of ASC 350 may impact any intangible asset we acquire in future transactions.

Accounting Standards Codification Topic 815, Derivatives and Hedging (ASC 815) provides additional disclosure requirements for an entity's derivative and hedging activities. We adopted the additional disclosure provisions of ASC 815 March 28, 2009. Our adoption of ASC 815 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 260-10, Earnings per Share (ASC 260-10) provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. We adopted ASC 260-10 on March 28, 2009. Our adoption of ASC 260-10 did not have a material impact on our consolidated financial statements.

In January 2010, Accounting Standards Update 2010-6, Fair Value Measurements and Disclosures: Improving Disclosures About Fair Value Measurements (ASU 2010-6) was issued which requires entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for us beginning in the first quarter of fiscal 2010, except for Level 3 reconciliation disclosures which are effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact of the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a consensus of the Emerging Issues Task Force (ASU 2009-13) amends Accounting Standards Codification Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements (ASC 605-25). The amendments in ASU 2009-13 enable vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence (VSOE) or third party evidence of selling price. ASC 605-25 is also amended to eliminate the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments in ASU 2009-13 will be effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. We expect to prospectively adopt the amendments in ASU 2009-13 beginning in the first quarter of fiscal 2012. We are currently evaluating the impact of the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Codification Topic 808, Collaborative Arrangements (ASC 808) applies to participants in collaborative arrangements that are not primarily conducted with the creation of a separate legal entity for the arrangement. ASC 808 requires disclosure of payments to or from collaborators based on the nature of the arrangement (including its contractual terms), the nature of the business and whether the payments are within the scope of other accounting literature. ASC 808 requires an entity to report the effects of adopting ASC 808 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements in place at the effective date unless it is impracticable. We adopted ASC 808 on March 29, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements.

Quantitative and qualitative disclosure about market risk

We have operations outside the United States. We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks as well as changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large customers and limit credit exposure by collecting in advance and setting credit limits, as we deem appropriate. In addition, our investment strategy currently has been to invest in financial instruments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase. We also enter into foreign exchange derivative hedging transactions as part of our risk management program. For accounting purposes, we do not designate any of our derivative instruments as hedges and we do not use derivatives for speculating trading purposes and are not a party to leveraged derivatives.

Interest rate risk

We are exposed to market risk related to changes in interest rates.

Our investments are considered cash equivalents and primarily consist of money market funds. At March 26, 2010, we had cash equivalents of $13.1 million. The carrying amount of cash equivalents reasonably approximates fair value due to the short maturities of these instruments. The primary objective of our investment activities is preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

At March 26, 2010 we had borrowings outstanding with carrying values of $31.4 million. The carrying amount of borrowings approximates fair value based on borrowing rates currently available to us. Our outstanding borrowings consist of both fixed and variable interest rate financial instruments. Our variable rate borrowings are based on LIBOR plus 4.25%. Changes in interest rates do not affect operating results or cash flows on our fixed rate borrowings but would impact our variable rate borrowings. A hypothetical 10% increase or decrease in interest rates relative to interest rates at March 26, 2010 would not have a material impact on operating results and cash flows with respect to our variable rate borrowings. Changes in interest rates would, however, affect the fair values of all of our outstanding borrowings, including, to a lesser extent, our variable rate borrowings outstanding at March 26, 2010 for which the interest rate reset semi-annually. A hypothetical 10% decrease in interest rates relative to interest rates at March 26, 2010 would result in an increase of approximately $0.2 million in the aggregate fair value of our outstanding borrowings. A hypothetical 10.0% increase in interest rates relative to interest rates at March 26, 2010 would result in an decrease of approximately $0.2 million in the aggregate fair value of our outstanding borrowings.

Foreign currency risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the United States dollar. Our historical revenue has generally been denominated in United States dollars, and a significant portion of our current revenue continues to be denominated in United States dollars; however, we expect an increasing portion of our future revenue to be denominated in currencies other than the United States dollar, primarily the Euro, British pound sterling, Canadian dollar and Japanese yen. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and United Kingdom. Increases and decreases in our international revenue from movements in foreign exchange rates are partially offset by the corresponding increases or decreases in our international operating expenses. To further reduce our net exposure to foreign exchange rate fluctuations on our results of operations, we have entered into foreign currency forward contracts.

At March 26, 2010, we had outstanding forward contracts based in British pound sterling, Canadian dollar and the Euro with notional amounts totaling $3.7 million. We do not designate any of our forward contracts as hedges for accounting purposes. We had no forward contracts outstanding during fiscal 2009. As of March 26, 2010, the net unrealized gain on these forward contracts was not material. Realized gains and losses for the year ended March 26, 2010 were also not material. With regard to these contracts, a hypothetical 10.0% adverse movement in foreign exchange rates compared with the U.S. dollar relative to exchange rates on March 26, 2010 would result in a reduction in fair value of these forward contracts and a corresponding foreign currency loss of approximately $0.4 million. This analysis does not consider the impact that hypothetical changes in foreign currency exchange rates would have on anticipated transactions and assets and liabilities that these foreign currency sensitive instruments were designed to offset.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening United States dollar can increase the costs of our international expansion.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Counterparty risk

Our financial statements, including derivatives, are subject to counterparty credit risk which we consider as part of the overall fair value measurement. We attempt to mitigate this risk through credit monitoring procedures.

Business

Overview

We are a leading global licensor of 3D technologies. Our extensive intellectual property portfolio enables a premium 3D viewing experience in the theater, the home and elsewhere. We license our RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative 3D content. We also provide our RealD Format, active and passive eyewear, and display and gaming technologies to consumer electronics manufacturers and content producers and distributors to enable the delivery and viewing of 3D content on high definition televisions, laptops and other displays. Our cutting-edge 3D technologies have been used for applications such as piloting the Mars Rover, heads-up displays for military jets and robotic medical procedures.

Competitive strengths

Our competitive strengths include the following:

Innovative technology

Our technical expertise has allowed us to develop new and innovative technologies for the motion picture industry, the 3D consumer electronics market and other markets. Working with Disney to release Chicken Little in 3D in 2005, we became the first company to commercially enable 3D theater screens using digital projection. Our patented RealD Cinema Systems deliver superior light output, providing for a high quality, brighter image and enabling display on larger theater screens than most competing technologies. Our licensees AMC, Cinemark and Regal deploy our RealD Cinema Systems on their own premium-branded large-screen formats. Our RealD Format, active and passive eyewear, and display and gaming technologies provide our consumer electronics licensees the ability to display high quality 3D content that can be delivered through the current cable, satellite and broadcast infrastructure. Our RealD Format is also highly scalable and can meet the future needs of our licensees as the infrastructure for content production, distribution and viewing grows and evolves. Content producers use our technologies to enhance and accelerate their production of 3D content. Our extensive intellectual property portfolio, which is based on years of research and development, contains approximately 109 individual issued patents and approximately 218 pending patent applications in approximately 15 jurisdictions worldwide. Our research, development and engineering teams have expertise in many disciplines, including:

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polarization control (the manipulation of light);

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photonics (the application of electromagnetic energy, incorporating laser technology, electrical engineering, materials science and information storage and processing);

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optics (the branch of physics that deals with light and vision);

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liquid crystal physics (the application of elements at the border between the solid and liquid phase to the creation of nanoscale devices); and

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digital image processing (the use of computer algorithms to perform image processing on digital images).

Global market leader in 3D-enabled theater screens

As of June 1, 2010, our RealD Cinema Systems were deployed on 5,966 theater screens in 51 countries, which we believe are more 3D screens than all of our competitors combined.

Seventeen of the world's top 18 motion picture exhibitors, including all of the top 10, utilize RealD Cinema Systems in their theaters, including AMC, Cinemark, ODEON, Regal and Warner Mycal. Our licensees include over 300 other motion picture exhibitors and RealD has the leading global market share of 3D-enabled theater screens, approximately 50% as of December 25, 2009. Domestic box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. As of June 1, 2010, we were working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 5,100 additional screens under our existing agreements with them, and we are actively engaged with other motion picture exhibitors regarding potential new license agreements.

Pioneer in the emerging 3D consumer electronics market

We believe that the recent success of major 3D motion pictures is leading to the creation and distribution of 3D content and products for the 3D consumer electronics market. Although the 3D consumer electronics market is new and developing, we have already entered into agreements to provide our RealD Format, active and passive eyewear, and display and gaming technologies to leading consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba. Our licensees also include content distributors, including cable television services such as Cablevision Systems Corp., or Cablevision, satellite television services such as DirecTV Enterprises, LLC, or DirecTV, and content producers, including publishers of interactive gaming content such as Ubisoft Divertissements, or Ubisoft, and NAMCO BANDAI Games Inc., or NAMCO.

Premium brand

We believe our brand is well-recognized among licensees and consumers as a result of motion picture studios and exhibitors co-branding with us and consumers having worn our branded RealD eyewear over 200 million times. We believe the prominence of our brand in the motion picture industry will enhance our marketing efforts in the 3D consumer electronics market.

Scalable licensing model

We license our 3D technologies under a highly scalable business model with recurring revenue from those licensees. As an example, our multi-year (typically five years or longer), generally exclusive agreements with motion picture exhibitors generate revenue on a per-admission, periodic fixed-fee or per-motion picture basis at limited incremental direct cost to us. We believe motion picture exhibitors prefer our licensing model, which includes technological upgrades and maintenance, because it reduces their capital expenditures and the risk they may purchase equipment that will become obsolete. We believe our motion picture exhibitor licensees also prefer our single-use RealD eyewear because it requires less personnel (no active collecting or washing by motion picture exhibitors) and reduces motion picture exhibitors' loss from theft and breakage. Although we have not yet generated material revenue in the 3D consumer electronics market, we anticipate that our relationships with consumer electronics manufacturers and others will generate future license fees on 3D technologies licensed for that market on a per unit basis. Although we have a history of net losses, incurred a net loss of $39.7 million for the year ended March 26, 2010 and expect to experience a decrease in gross revenue for the three months ended June 25, 2010 compared to the three months ended March 26, 2010, we believe our licensing revenue will increase at a faster rate than our operating expenses.

Extensive industry relationships and strong technical expertise

Our experienced management team, including Michael V. Lewis, our Chairman and Chief Executive Officer, and Joshua Greer, our President, has extensive, long-term relationships with content producers and distributors, major motion picture studios and exhibitors, and consumer electronics manufacturers that help us drive the proliferation of 3D content, delivery and viewing in theaters, the home and elsewhere. Our research and development team, based in Boulder, Colorado, is comprised of leaders in the invention, development and commercialization of innovative 3D technologies.

Strategy

Key elements of our strategy include:

Continue to innovate and develop new technologies

We will continue to develop proprietary 3D technologies to enhance the 3D viewing experience and create additional revenue opportunities. We will endeavor to improve our RealD Cinema Systems to deliver an even better and more immersive 3D viewing experience to consumers in theaters. For the 3D consumer electronics market, we will also work to enhance our RealD Format, active and passive eyewear, and display and gaming technologies to enable consumers to enjoy 3D at home and elsewhere. We have patented technologies that we believe will in the future enable consumers to enjoy 3D content without eyewear. We believe our licensing of 3D technologies for the professional market will continue to provide a strong foundation for our development of new 3D technologies for the motion picture, consumer electronics and other markets. We will also selectively pursue technology acquisitions to expand and enhance our intellectual property portfolio in areas that complement our existing and new market opportunities and to supplement our internal research and development efforts.

Increase our leading global market share in 3D-enabled theater screens

We will work with our existing motion picture exhibitor licensees to deploy additional RealD Cinema Systems. We also plan to enter into agreements with new motion picture exhibitor licensees to increase the number of deployed RealD Cinema Systems worldwide. We believe there is a significant opportunity for us to continue to expand our business internationally and to license our 3D technologies to international motion picture exhibitors based on a licensing model that is similar to our domestic model.

Expand our emerging 3D consumer electronics business

We will continue to work with consumer electronics manufacturers and content producers and distributors to enable a premium 3D viewing experience in the home and elsewhere using our 3D technologies. We will endeavor to incorporate our RealD Format, active and passive eyewear, and display and gaming technologies in plasma and LCD televisions, set-top boxes, digital video recorders, interactive gaming consoles, laptop computers, desktop computers and mobile devices, and to enable the delivery of 3D content via cable, satellite, broadcast, packaged media and the Internet.

Build upon the strength of our RealD brand

It is our goal to make RealD the best known 3D technology brand in the world, associated with delivering the highest quality 3D viewing experience. We will further leverage the strength of our brand to generate stronger licensee and consumer preference for the RealD brand in the 3D consumer electronics and other markets. We will continue to actively encourage motion picture studios and exhibitors to prominently feature our brand in their motion picture advertising and marketing, at theater locations, online and on consumer electronics products and packaging. We will also continue our advertising efforts to strengthen our brand in the consumer electronics industry. We plan to use our brand to drive the continued adoption of our 3D technologies in existing and new markets.

Industry

History of 3D

First used commercially in a public theater in 1922, 3D technology has been used by content producers in an effort to enhance the viewing experience. 3D imagery is created using stereoscopic photography, which is a process that creates the illusion of 3D by using a pair of 2D images. Each image represents a different perspective of the same object, emulating the different perspectives that binocular vision captures. When the two images are viewed by each eye, the brain fuses the two images to form a single picture, creating the illusion of 3D. 3D technology has a wide range of applications including entertainment, research and development, scientific exploration and manufacturing.

Innovation in 3D technology has centered on optimizing the projection of stereoscopic images as well as the filtering of the image intended for each eye. Early 3D exhibition required the use of two projectors, one to project the reel for each eye to create the stereoscopic image, which required synchronization that was difficult to achieve due to the manual operation of projectors. To view a stereoscopic image, audiences utilized 3D eyewear that employed different filters that did not maintain the quality of a standard motion picture image and caused discomfort including eye strain and headaches.

Benefiting from the increased and continuing adoption of digital projection, the new wave of 3D projection utilizes digital technologies that address many of the limitations of previous methods of 3D projection. The use of high definition digital projectors, advances in the construction of silver screens and the use of polarization filters and polarized lenses have broadened the color spectrum, and reduced eyestrain and synchronization issues that caused headaches, which greatly improves the 3D viewing experience.

The launch of modern 3D digital projection for motion pictures was marked by the presentation of Chicken Little by Disney in November 2005, which debuted on approximately 100 RealD-enabled screens. Since the debut of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released on RealD-enabled screens including Avatar, which debuted in December 2009 and has grossed approximately $700 million domestically, approximately $580 million of which were domestic 3D box office receipts as of March 26, 2010.

Cutting-edge 3D technology has also been deployed in other applications including scientific research. For example, NASA has utilized 3D technology to analyze damage to the Space Shuttle and to navigate the Mars Rover. Industrial applications for 3D technology include the use of 3D visualization by biotech firms for the development of pharmaceuticals, by aircraft and motor vehicle manufacturers like McDonnell Douglas Corp., Caterpillar Inc. and Harley Davidson, Inc. for the design of new prototypes and by major energy companies such as Chevron who utilize 3D technology to reduce the cost of exploration by analyzing oil and gas fields in virtual 3D environments.

Market opportunity

Our 3D technologies can be utilized in many different markets, including entertainment, consumer electronics, education, aerospace, defense and healthcare. Our 3D technologies are primarily used in applications in the motion picture, consumer electronics and professional markets.

The shift in the motion picture industry from analog to digital over the past decade has created an opportunity for new and transformative 3D technologies. With the commercial success of recent 3D motion pictures, adoption of 3D digital cinema is positioned for continued growth as we believe many of the approximately 133,000 worldwide non-digital theater screens as of the end of 2009 may convert to digital projection. As of December 25, 2009, only approximately 16,000 digital theater screens were deployed worldwide, representing approximately 11% of the worldwide installed base. However, 3D-enabled screens represented approximately 55% of digital theater screens deployed worldwide.

The following chart illustrates, as of December 25, 2009, the approximate total number of theater screens worldwide, the approximate number of theater screens that have been converted to digital and the approximate number of digital theater screens that are 3D-enabled, broken down by the providers who enabled those 3D screens.

(1)
Of the estimated 8,606 worldwide digital theater 3D-enabled screens as of December 25, 2009, 4,286 were RealD-enabled screens; approximately 1,960 were Dolby-enabled screens; approximately 1,560 were XpanD-enabled screens; approximately 500 were MasterImage-enabled screens; approximately 150 were IMAX-enabled screens; and approximately 150 were other 3D-enabled screens.

According to Screen Digest, the approximate total number of theater screens worldwide will increase to 150,000 by 2010, 150,000 by 2011, 151,000 by 2012 and 152,000 by 2013, while the approximate number of theater screens that have been converted to digital will increase to 25,000 by 2010, 34,000 by 2011, 43,000 by 2012 and 56,000 by 2013. Screen Digest further expects the approximate number of digital screens that are 3D-enabled to represent a large portion of the digital growth, increasing to 14,000 by 2010, 17,000 by 2011, 19,000 by 2012 and 20,000 by 2013. The foregoing projected numbers of total theater screens, number of theater screens converted to digital and number of digital screens that are 3D-enabled are forward looking statements based on industry data and our current expectations, and are subject to known and unknown risks. See "Risk factors—Risks related to our business—If motion picture exhibitors do not continue converting analog theaters to digital or the pace of conversion slows, our future prospects could be limited and our business could be adversely affected" and "Forward-looking statements and other industry data."

In 2009, motion picture exhibitors installed approximately 7,500 digital cinema projectors, an approximately 86% growth rate from 2008, and in 2008, motion picture exhibitors installed approximately 2,300 digital cinema projectors, an approximately 36% growth rate from 2007. On March 10, 2010, DCIP announced that it had completed its financing that will provide funding for the digital conversion of up to approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark, and Regal. We believe the increasing number of theater screens to be financed by DCIP provides us with a significant opportunity to deploy additional RealD Cinema Systems and further our penetration of the domestic market.

Based on the slate announcements by motion picture studios, we anticipate that 23 3D motion pictures will be released worldwide during 2010, including sequels to successful major motion picture franchises such as Harry Potter, Shrek and Toy Story, and 33 3D motion pictures will be released worldwide during 2011. According to Screen Digest, total worldwide motion picture box office is expected to be approximately $32 billion in 2010, with 3D motion picture box office representing approximately 17%. The foregoing motion picture box office projection and projection of percentage of 3D motion picture box office are forward looking statements based on industry data and our current expectations, and are subject to known and unknown risks. See "Risk factors—Risks related to our business—If motion pictures that can be viewed with RealD Cinema Systems are not made or are not commercially successful, our revenue could decline" and "Forward-looking statements and other industry data."

In addition to creating original 3D motion pictures, content producers are converting 2D motion pictures to 3D in order to display them using 3D technologies.

The following table shows the 3D motion pictures released or scheduled for release on 3D-enabled screens during 2010, the motion picture studios and the release dates (announced as of May 20, 2010).

Title	Motion picture studio	Release date

Alice in Wonderland	Disney	3/5/2010
How to Train Your Dragon	DreamWorks Animation	3/26/2010
Clash of the Titans	Warner Brothers	4/2/2010
Shrek Forever After	DreamWorks Animation	5/21/2010
Toy Story 3	Disney	6/18/2010
The Last Airbender	Paramount	7/2/2010
Despicable Me	Universal Pictures	7/9/2010
Cats & Dogs	Warner Brothers	7/30/2010
Step Up 3D	Disney	8/6/2010
Piranha 3D	Dimension	8/27/2010
Resident Evil: Afterlife	Sony Pictures	9/10/2010
Alpha and Omega	Lionsgate	9/17/2010
Legend of the Guardians	Warner Brothers	9/24/2010
Jackass 3	Paramount	10/15/2010
Saw VII	Lionsgate	10/22/2010
My Soul to Take	Universal Pictures	10/29/2010
Megamind	DreamWorks Animation	11/5/2010
Harry Potter and the Deathly Hollows: Part I	Warner Brothers	11/19/2010
Tangled	Disney	11/24/2010
Chronicles of Narnia	Fox	12/10/2010
Tron Legacy	Disney	12/17/2010
Yogi Bear	Warner Brothers	12/17/2010
Gulliver's Travels	Fox	12/22/2010

We believe that more 3D-enabled theater screens, including more screens per location, will be needed to accommodate the increasing number of 3D motion pictures being released simultaneously and to provide the necessary capacity to fully capitalize on commercially successful 3D motion pictures.

We believe that the recent success of major 3D motion pictures, including Avatar,Alice in Wonderland,Shrek Forever After and Toy Story 3 will further stimulate the production and distribution of new and alternative 3D content for the cinema market. We anticipate that there will be more live broadcast events in 3D, including sporting events, concerts, cultural and other live events similar to a number of recent experiences. For example, in January 2009, the BCS national championship football game between the University of Florida Gators and the University of Oklahoma Sooners was broadcast live in 3D to over 100 domestic theater screens. In March 2010, the National Hockey League game between the New York Rangers and New York Islanders was broadcast live in 3D at the WaMu Theater at Madison Square Garden, and the 2010 NCAA Men's Final Four semifinal and national championship games were broadcast live in 3D for up to 100 Cinedigm Certified™ Digital Cinemas nationwide. In April 2010, Kenny Chesney: Summer in 3D, a compilation of country music concert clips, will be shown in 3D in theaters.

We believe that the recent success of major 3D motion pictures is also leading to the production and distribution of new 3D content for the consumer electronics market. The first widely available 3D-enabled video game, Avatar, shipped on December 1, 2009, and 3D-enabled high definition televisions are now available to consumers.

The proliferation of high definition televisions, laptops and other displays represents a new market opportunity for revenue arising from the release of 3D-enabled consumer electronics products. According to IDC, 2009 worldwide shipments for plasma and LCD televisions were approximately 123 million, digital pay TV set-top boxes were 89 million, digital video recorders were 32 million, interactive gaming consoles were 93 million, laptop computers were 169 million, desktop computers were 127 million and mobile devices (capable of displaying robust visual content) were 174 million. We believe our 3D technologies can be used in future versions of these consumer electronics products.

We believe the increased availability of 3D content for the home and elsewhere will also drive the 3D consumer electronics market. For example, in April 2010, The Masters golf tournament was broadcast live in 3D to subscribers of Cablevision, Comcast and Cox and streamed live in 3D over the Internet. The April 2010 soccer match between Manchester United and Chelsea was broadcast in 3D on Sky's 3D digital channel in the United Kingdom. The National Hockey League game between the New York Rangers and New York Islanders was also broadcast live in 3D on Cablevision in March 2010.

Key market applications

We believe that we possess innovative technology, a significant market presence, a premium brand and a scalable licensing model in our key markets.

Cinema

We design, manufacture, license and market our RealD Cinema Systems that enable digital cinema projectors to show 3D motion pictures and alternative 3D content to consumers wearing our RealD eyewear.

Technology.    We believe our patented 3D digital projection technology delivers double the amount of light output than all other 3D digital projection technology on the market, which is the most significant factor in producing a high quality 3D image. We believe we are able to reach larger screens with our RealD digital projection technology than the majority of other 3D digital projection technology providers in the market. For example, using a single digital DLP projector and the same lamp and lamp power as a 2D presentation, our RealD XL Cinema System, using our polarizing technology, can deliver crisp, clear 3D content to screens. Our RealD Cinema Systems:

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are relatively inexpensive to deploy and include free upgrades;

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produce full color, unlike stereoscopic/spectral 3D that relies on eyewear with red and green color filters that cause a substantial loss of available colors;

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reduce most "ghost images" caused by the left eye seeing a small portion of the right-eye frames and vice versa;

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reduce headaches and eye strain caused by a misalignment of the left-eye and right-eye frames that are often experienced with dual projection systems; and

•
can be viewed with our circular polarized passive RealD eyewear, which allow consumers to move around with reduced image distortion.

Market presence.    Our RealD Cinema Systems are the world's most widely deployed digital 3D cinema technology based on the number of theater screens installed worldwide. As of June 1, 2010, our RealD Cinema Systems were deployed on 5,966 theater screens in 51 countries worldwide. We are working with our motion picture exhibitor licensees to deploy our RealD Cinema Systems on up to approximately 5,100 additional screens under our existing agreements with them, of which approximately 3,500 screens are domestic and approximately 1,600 are international. As of December 25, 2009, our RealD Cinema Systems accounted for over 75% of the domestic 3D-enabled theater screens and approximately 50% of the 3D-enabled theater screens deployed worldwide. Domestic box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009. We expect to continue to grow our cinema business based on an increasing number of theater screens becoming RealD-enabled and RealD-compatible 3D motion pictures being released.

The following chart illustrates the number of theater locations with RealD-enabled screens and the total number of RealD-enabled screens:

	As of
	March 31, 2008	March 27, 2009	March 26, 2010

		(unaudited)
Number of RealD-enabled screens
Total domestic RealD-enabled screens	997	1,703	3,385
Total international RealD-enabled screens	176	405	1,936
Total RealD-enabled screens	1,173	2,108	5,321
Number of locations with RealD-enabled screens
Total domestic locations with RealD-enabled screens	673	1,147	1,837
Total international locations with RealD-enabled screens	172	376	1,197
Total locations with RealD-enabled screens	845	1,523	3,034

In addition, as of June 1, 2010, the total number of Real-enabled screens increased from 5,321 to 5,966, and the total number of locations with RealD-enabled screens increased from 3,034 to 3,192.

At most of the theater locations, there are multiple RealD-enabled screens. We believe that having more RealD-enabled screens per location will allow us to accommodate the increasing number of 3D motion pictures being released simultaneously and provide the necessary capacity to fully capitalize on commercially successful 3D motion pictures. We believe the commercial success of recent 3D motion pictures, such as Avatar, Alice in Wonderland, Shrek Forever After and Toy Story 3, and the financing made available by DCIP will facilitate the conversion of theater screens to digital and 3D. After motion picture exhibitors convert their projectors to digital cinema, they must install a silver screen and our RealD Cinema Systems.

Content.    The following table shows some of the motion pictures released on RealD-enabled screens in 2009 and 2010, the motion picture studios, the release dates, the domestic box office for those motion pictures on RealD-enabled screens, the RealD domestic box office as a percentage of total domestic 3D box office, and the RealD domestic box office as a percentage of the total domestic 2D and 3D box office, unaudited.

Title	Motion Picture Studio	Release date	Domestic box office on RealD- enabled screens	RealD percent of domestic 3D box office	RealD percent of total domestic box office (2D + 3D)

My Bloody Valentine	Lionsgate	1/16/2009	$36,001,599	88%	70%
Coraline	Focus Features	2/6/2009	$43,032,428	87%	57%
Jonas Brothers	Disney	2/27/2009	$15,498,861	89%	89%
Monsters vs. Aliens	DreamWorks Animation	3/27/2009	$80,476,454	71%	41%
Up	Disney	5/29/2009	$118,990,252	86%	41%
Ice Age 3	Fox	7/1/2009	$71,121,164	85%	36%
G-Force	Disney	7/24/2009	$51,444,384	86%	44%
The Final Destination	Warner Bros.	8/28/2009	$39,648,938	86%	60%
Cloudy with a Chance of Meatballs	Sony Pictures	9/18/2009	$50,691,266	75%	42%
Toy Story 1 & 2	Disney	10/2/2009	$24,935,666	86%	86%
A Christmas Carol	Disney	11/6/2009	$66,768,831	67%	51%
Avatar	Fox	12/18/2009	$396,015,037	67%	55%
Alice in Wonderland	Disney	3/5/2010	$164,013,032	72%	51%
How To Train Your Dragon	DreamWorks Animation	3/26/2010	$92,833,562	70%	46%
Clash of the Titans	Warner Brothers	4/2/2010	$67,212,685	85%	44%

Note: As of May 23, 2010

Source: Rentrak

In 2009, our RealD Cinema Systems were used in the exhibition of 15 motion pictures, including Avatar, which has the highest box office gross in history. Approximately 67% of Avatar's total domestic 3D box office through May 23, 2010 was generated on RealD-enabled screens. In 2010, our RealD Cinema Systems were used or are expected to be used in the exhibition of 23 3D motion pictures, including Alice in Wonderland. Approximately 72% of Alice in Wonderland's total domestic 3D box office through May 23, 2010 was generated on RealD-enabled screens. Thirty-three 3D motion pictures are currently slated for release by the major motion picture studios in 2011, all of which we expect will be exhibited using our RealD Cinema Systems.

We believe that the recent success of major 3D motion pictures will drive the creation and theatrical distribution of more alternative content and live broadcast events in 3D. For example, the 2008 broadcast feature of a NFL match-up of the San Diego Chargers and the Oakland Raiders was delivered via satellite to RealD-enabled screens in Los Angeles, New York and Boston. The 3D technologies utilized for this broadcast are the basis for our RealD Format for delivery of 3D content to high definition televisions, laptops and other displays in the home and elsewhere. In addition, we recently introduced RealD LIVE, which enables live event 3D broadcast capabilities in theaters. RealD-enabled screens and the RealD Format have been used to exhibit other new and alternative 3D content, including sporting events, concerts, cultural and other live events.

Brand.    Motion picture studios often co-brand RealD in motion picture marketing and advertising. Motion picture exhibitors display our brand at theaters, on-screen and online.

Consumers have worn our branded RealD eyewear over 200 million times. Our in-theater branding includes signage at the box office where tickets are purchased, signage in the lobby and in poster cases in and around the theater, branded recycling bins located at each auditorium entrance and exit, an on-screen animated 3D preview informing consumers when to put on their eyewear and reminding them to recycle their eyewear after the motion picture and a promotional trailer that plays immediately before the motion picture. Our brand also appears on major online ticketing websites aligned with show times at theaters equipped with our RealD technology. We believe our branding will lead to increased admissions as consumers recognize our brand as the leading choice for 3D viewing, prompting motion picture exhibitors to select us as their 3D technology licensor.

Licensing model.    We license our RealD Cinema Systems to motion picture exhibitors under multi-year (typically five years or longer) agreements that are generally exclusive and from which we generally receive license fees on a per-admission basis. We believe our agreements with motion picture exhibitors provide us with recurring revenue as 3D motion pictures are exhibited using our 3D technologies. Based on the number of deployed RealD-enabled screens, the number of additional RealD Cinema Systems that we will work with our existing motion picture exhibitor licensees to deploy, our market presence and the number of 3D motion pictures slated for future release, we believe our cinema business will continue to grow.

We license and market three principal systems to motion picture exhibitors based on the type of digital projector installed and theater configuration: our RealD Cinema System, RealD XLS Cinema System and RealD XL Cinema System. Our RealD XL Cinema System can be displayed on screens of up to 80 feet wide, and our RealD Cinema Systems will be scalable to larger formats as projector technology evolves. Based on our actual experience, we believe we can upgrade almost any theater that has an existing digital cinema projector with our RealD Cinema Systems within a few hours. Under our agreements with motion picture exhibitors, we provide technological upgrades and maintenance on our RealD Cinema Systems.

We believe our RealD Cinema Systems are a compelling and scalable technology for the motion picture industry. Motion picture producers can tell their stories in more creative and compelling ways through the use of 3D technology. As evidenced by Avatar,Alice in Wonderland,Shrek Forever After and Toy Story 3 releasing content on RealD-enabled screens can result in increased ticket sales at premium prices, enhanced monetization of a motion picture's initial release and, as a result, can provide a more attractive return on investment to motion picture producers and distributors. Motion picture exhibitors share in the benefit of increased motion picture ticket sales at premium prices, increased concession sales and can also generate new revenue opportunities through alternative 3D content, including 3D showings of sporting events, concerts, cultural and other live events. We also believe consumers benefit from a superior 3D entertainment experience.

Consumer electronics

We make our RealD Format, active and passive eyewear and display and gaming technologies available to consumer electronics manufacturers, content producers and content distributors to bring 3D to the home and elsewhere.

Technology.    Our RealD Format is based on multiplexing technology (which packs two images in a single space without degrading the 3D quality) to deliver and display high definition 3D content via cable, satellite, broadcast, packaged media and the Internet. Our technology can grow with the content distribution infrastructure to deliver the highest quality, premium 3D viewing experience across a variety of distribution systems and consumer electronics products. Our 3D technologies can also be used for 3D-enabled interactive gaming by game developers and publishers. We have developed proprietary technology for a gaming tool kit to bring 3D motion picture quality to games based on the compatibility of our RealD Format with high definition televisions, laptops and other displays. Our technologies for the interactive gaming market include those that adjust viewing angles in a game, assure 3D across depth of field and enable in-frame 3D effects.

We believe that the 3D consumer electronics market will continue to evolve towards an enhanced 3D entertainment experience and we intend to actively seek to have our technologies incorporated in new 3D-enabled consumer electronics products. We continue to develop, maintain, and strengthen our relationships within the broad spectrum of consumer electronics market participants to guide the development of 3D in the home and elsewhere. We believe our active eyewear is adaptable to most consumer electronics applications and our patented high brightness, passive display could be used with high definition displays without significantly degrading image resolution.

Market presence.    Our 3D technologies can be deployed across the consumer electronics market. We have recently made available our RealD Format, active and passive eyewear and display and gaming technologies to consumer electronics manufacturers, content producers and distributors to enable high definition televisions, laptops and other displays to be viewed in RealD 3D in the home and elsewhere. Although we have not yet generated material revenue in the 3D consumer electronics market, we have agreements in place with DirecTV, JVC, Panasonic, Samsung, Sony Electronics and Toshiba. We have also licensed our 3D interactive gaming application programming interface to game developers and publishers, including Ubisoft and NAMCO.

Content.    Building on the recent success of major 3D motion pictures released in theaters, we believe the consumer electronics market will be further stimulated with the creation and distribution of new motion pictures and other forms of 3D content. We anticipate that the demand for live broadcast events in 3D, including sporting events, concerts, cultural and other live events, for 3D interactive games, as well as other new and alternative 3D content for the home and elsewhere, will stimulate the market for RealD-enabled consumer electronics products.

Brand.    We believe the strength of our brand in the motion picture industry will assist us in the 3D consumer electronics market. We are working with our licensees to incorporate RealD branding in their consumer electronics product advertising, marketing and packaging and to have our brand featured prominently on our patented RealD eyewear used in the 3D consumer electronics market.

Licensing model.    We have entered into multi-year licensing agreements with participants in the consumer electronics industry to further integrate our RealD Format and other technologies into their products. Although we have not yet generated material revenue from our current agreements, and may never generate material revenue from those agreements, we believe there will be future revenue opportunities licensing our 3D technologies to consumer electronics manufacturers, component and accessories manufacturers, silicon vendors, system operators, eyewear manufacturers, mobile device companies and others as the 3D consumer electronics market continues to develop.

Professional

Our professional 3D technologies are utilized by Fortune 500 companies, government, academic institutions, and research and development organizations for applications such as piloting the Mars Rover and robotic medical procedures. Our professional 3D technologies have also been used for theme park installations, including at LEGOLAND®. In the professional market, we sell CrystalEyes® eyewear, monitors, digital light processing television kits, polarizer film, emitters and linear polarizing systems. Our work with customers licensing our professional solutions has provided a strong foundation for our development of new 3D technologies in the motion picture and 3D consumer electronics markets.

Our history

RealD was founded by Michael V. Lewis and Joshua Greer in 2003 with the goal of bringing a premium 3D viewing experience to audiences everywhere. In 2005, we acquired Stereographics, a company founded in 1980 and one of the largest providers of 3D technologies at the time of the acquisition. In 2007, we acquired ColorLink, a polarization control, photonics and optics company with an extensive patent portfolio. The 3D technologies that we acquired were used piloting the Mars Rover in 1997. In March 2005, we demonstrated our initial RealD Cinema System to motion picture exhibitors and studios. In November 2005, Disney released Chicken Little, including on approximately 100 RealD-enabled screens. In December 2009, Fox released Avatar worldwide, including on approximately 4,200 RealD-enabled screens. In 2008, we entered the 3D consumer electronics market with a number of 3D technologies for the home and elsewhere and the first consumer electronics products utilizing our 3D technologies are now available to consumers.

Licensees

Cinema

In our core cinema business, our primary licensees are motion picture exhibitors that use our RealD Cinema Systems, including 17 of the world's top 18 motion picture exhibitors. As of March 26, 2010, we had multi-year (typically five years or longer) agreements that are generally exclusive with our motion picture exhibitor licensees in both the domestic and international markets. However, our license agreements typically do not obligate motion picture exhibitors to deploy a specific number of our RealD Cinema Systems according to a specific timeline. Net license revenue from AMC, Cinemark and Regal together comprised approximately 13% of our revenue in the year ended March 31, 2008, 16% in the year ended March 27, 2009 and 18% in the year ended March 26, 2010.

Consumer electronics

In our home business, our primary licensees are consumer electronics manufacturers, including JVC, Panasonic, Samsung, Sony Electronics and Toshiba. We currently have agreements in place with these consumer electronics manufacturers for the use of our 3D technologies in various consumer electronics products. Our customers also include content distributors, including satellite television services company DirecTV, and content producers, including interactive game publishers Ubisoft and NAMCO.

Professional

In our professional business, our primary customers are Fortune 500 companies, government, academic institutions and research and development organizations.

Sales and marketing

We market and license our technologies throughout the motion picture, 3D consumer electronics and professional markets through an internal sales team. We maintain sales offices in the United States, Japan and the United Kingdom and are planning to open another sales office in Asia in 2010.

We focus our marketing efforts on motion picture studios and exhibitors, consumer electronics manufacturers, interactive game companies, content producers and content distributors. We reach these markets primarily through industry trade shows, public relations, our website and studio events.

Research and development

We believe we must continue to develop innovative 3D technology on a regular basis to maintain our competitive edge. We monitor trends in the 3D motion picture, 3D consumer electronics and professional markets to stay on top of new developments. We further monitor relevant intellectual property and other public domain information. Our research and development is focused on building and testing licensed products that could potentially incorporate our 3D technologies. Once the proof of concepts are built and tested, our 3D technologies are licensed to motion picture exhibitors and consumer electronics manufacturers.

Our research and development expenses were $11.2 million in fiscal 2008, $8.9 million in fiscal 2009 and $11.0 million in fiscal 2010. In addition, we have made significant investments in intellectual property through our acquisitions of Stereographics and ColorLink.

Manufacturing and supply

Cinema

RealD Cinema Systems.    We purchase optical and mechanical components for our RealD Cinema Systems from suppliers. We have also entered into a large number of license and deployment agreements with digital cinema projector and server companies that grant them a limited, royalty-free license related to the use of RealD technology into digital cinema projection systems. We market and deploy our RealD Cinema Systems to motion picture exhibitors through two of our subsidiaries, Digital Link and Digital Link II, who purchase digital cinema projectors from manufacturers with financing from NEC Financial Services, LLC, and lease the projectors to motion picture exhibitors as a zero cost lease.

RealD eyewear.    Our RealD eyewear is an integral part of our RealD Cinema Systems. Our circular polarized passive RealD eyewear allows consumers to move around with reduced image distortion and is comfortable, sanitary and designed for a single use, which we believe provides convenience to consumers. We have entered into non-exclusive agreements with several manufacturers to produce RealD eyewear. We manage worldwide manufacturing and distribution of RealD eyewear. Domestically, we operate a recycling program for our RealD eyewear. Domestically, we provide our RealD eyewear free of charge to motion picture exhibitors and then receive a fee from the motion picture studios for the usage of that RealD eyewear by the motion picture exhibitors' consumers. Most international motion picture exhibitors purchase RealD eyewear directly from us and sell them to consumers as part of their admission or as a concession item. As a result, we are one of the world's largest distributors of passive 3D eyewear. Our recyclable eyewear is designed to fit comfortably on most viewers from ages three and up and easily over prescription eyewear. With the growth of 3D motion picture productions and releases, we anticipate that a market for personal and customized RealD eyewear will emerge.

RealD installation, repair and maintenance services.    We hire independent contractors to perform installation, repair and maintenance services related to our RealD Cinema Systems.

Consumer electronics

Our RealD Format, display and gaming technologies for use in high definition televisions, laptops and other displays, as well as our active and passive eyewear, are fully tested by our engineering team before they are delivered to consumer electronics manufacturers.

Professional

We use ColorLink Japan and other manufacturing suppliers for components of many of our professional products. We complete assembly, testing and inspection in our Boulder, Colorado facilities.

Competition

The motion picture and consumer electronics markets are highly competitive, and we face competitive threats and pricing pressure in these markets.

Our primary competitors for our RealD Cinema Systems include Dolby, Xpand, MasterImage, IMAX and others. As of December 25, 2009, these competitors had enabled approximately 1,960, 1,560, 500, 150 and 150 worldwide theater screens, respectively, as compared to our 4,286 RealD-enabled worldwide theater screens. Consumers may be more familiar with some of our competitors' brands in the motion picture industry. However, we believe we differentiate ourselves from our competitors in the motion picture industry for reasons that include the following:

•
we provide premium 3D technologies that are highly regarded by licensees and others in the motion picture industry;

•
our RealD Cinema Systems deliver superior light output providing for a high quality image and enabling display on larger theater screens with one projector than most competing technologies;

•
we offer motion picture exhibitors a licensing model that includes technological upgrades and maintenance and reduces their capital expenditures and the risk they may purchase equipment that will become obsolete;

•
we typically have multiple RealD-enabled screens at each theater location compared to one 3D-enabled screen for some of our competitors, which allows us to accommodate the increasing number of 3D motion picture being released simultaneously and enables motion picture exhibitors to expand successful motion pictures to more RealD-enabled screens;

•
compared to most of our competitors' eyewear in the motion picture industry, our circular polarized passive RealD eyewear allows consumers to move around with reduced image distortion; and

•
our RealD eyewear model requires less personnel (no active collecting or washing by motion picture exhibitors) and reduces motion picture exhibitors' loss from theft and breakage.

Our primary competitors in the 3D consumer electronics market include Dolby, NVIDIA Corporation, Panasonic, Sensio Technologies, Inc., Sony Electronics and Xpand. While the 3D consumer electronics market is new and rapidly developing, we must compete with companies that enjoy competitive advantages in the consumer electronics industry.

We believe that the principal competitive factors in each of our markets include some or all of the following:

•
quality and reliability of technologies;
•
technology performance, flexibility and range of application;
•
timeliness and relevance of new product introductions;
•
relationships with key participants in the motion picture and consumer electronics industries;
•
inclusion in explicit or de facto industry standards;
•
brand recognition and reputation;
•
availability of 3D compatible, high quality content; and
•
price.

We believe we compete favorably with respect to many of these factors.

Intellectual property

We have a substantial base of intellectual property assets, including patents, trademarks, copyrights, trade secrets and know-how.

We have multiple patents covering unique aspects and improvements for many of our technologies. As of March 26, 2010, we had over 100 patent families comprising approximately 109 individual issued patents and approximately 218 pending patent applications in approximately 15 jurisdictions worldwide. Our issued patents are scheduled to expire at various times between February 2010 and December 2027. Of these, seven patents are scheduled to expire in 2010, four patents are scheduled to expire in 2011 and one patent is scheduled to expire in 2012. We believe the expiration of these patents will not adversely affect our business. Our patents are used in the areas of algorithms, autostereo, eyewear, projection, format, direct view, retarder stack filters, polarization switches, eyewear protection, color switching and other areas. We currently derive our license revenue principally from our RealD Cinema Systems. Patents relating to our RealD Cinema Systems generally expire between 2010 and 2027. We pursue a general practice of filing patent applications for our technology in the United States and outside of the United States where our licensees manufacture, distribute, or sell licensed products and where our competitors manufacture, distribute or sell competing products. We actively pursue new applications to expand our patent portfolio to address new technology innovations.

We have approximately 42 trademark and service mark registrations and pending applications worldwide for a variety of word marks, logos and slogans. Our registered and common law trademarks are an integral part of our licensing program and licensees typically elect to place our trademarks on their products to inform consumers that their products incorporate our technology and meet our quality specifications.

Employees

As of March 26, 2010, we had 74 employees located in the United States, United Kingdom, Japan and Canada. Approximately 38 are scientists engaged in research and development, and approximately 36 are in sales and general and administrative functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Property and facilities

Our corporate headquarters and principal operations are located in Beverly Hills, California, where we lease and occupy approximately 10,000 square feet. The term of our lease expires in June 2018, with an option for us to extend the term of the lease for two additional five-year periods.

We also have two facilities in Boulder, Colorado, where we lease and occupy a total of approximately 35,000 square feet. The term of one of these leases expires in October 2010 and the other in August 2016.

We also have sales offices outside London in Hemel Hempstead, United Kingdom. For our London sales office, we lease and occupy approximately 3,154 square feet and the term of lease expires in October 2019.

We believe that our facilities are in good condition and generally suitable and adequate for our needs for the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Legal proceedings

From time to time, we are subject to certain legal proceedings that arise in the ordinary course of our business, including claims of alleged infringement of intellectual property rights, commercial, employment and other matters. We are not currently involved in any legal proceedings by third parties that our management believes could have a material adverse effect on our business, financial condition or results of operations. However, it is possible that an unfavorable resolution of one or more such proceedings could materially affect our future operating results or financial condition in a particular period.

Management

Executive officers and directors

The following table sets forth the name, age and position held by each of our executive officers and directors as of July 13, 2010:

Name	Age	Position

Michael V. Lewis	47	Chief Executive Officer, Director and Chairman of the Board
Joshua Greer	41	President and Director
Joseph Peixoto	57	President, Worldwide Cinema
Andrew A. Skarupa	45	Chief Financial Officer and Chief Operating Officer
Robert Mayson	57	President, Consumer Electronics
Craig Gatarz	48	Executive Vice President and General Counsel
Stephen Bellotti(1)	49	Director
Frank J. Biondi, Jr.(2)	65	Proposed Director
William M. Budinger(1)	37	Director
James Cameron(2)	55	Proposed Director
Richard Grand-Jean(2)	67	Proposed Director
P. Gordon Hodge	46	Director
Andrew Howard(1)	34	Director
Sherry Lansing(2)	65	Proposed Director
Stephen Royer	45	Director

(1)
Will resign as a director effective upon the completion of this offering.

(2)
Has been nominated to become a director upon the completion of this offering.

Michael V. Lewis co-founded the Company and has served as our Chairman of the board of directors since 2003. Prior to co-founding RealD, Mr. Lewis was Chief Executive Officer and co-founder of L-Squared Entertainment, a digital entertainment studio, from 1993 to 2001. While at L-Squared, he served as Producer on the 3D IMAX motion picture The Magic Box and as co-Producer on T-Rex: Back to the Cretaceous. Prior to L-Squared, Mr. Lewis was Senior Vice President of InterMedia/FilmEquities Inc., a media investment banking and advisory company. Mr. Lewis' experience as our Chairman and Chief Executive Officer and involvement with our formation, along with his knowledge of our business, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Joshua Greer co-founded the Company in 2003 and has served as our President since 2007. Prior to co-founding RealD, Mr. Greer was co-founder and Chief Convergence Officer of Walden Media, a film production and publishing company, from 2000 to 2002. Prior to that, Mr. Greer was President of Digital Domain's New Media Group, a digital production studio. Prior to Digital Domain, Mr. Greer was Chief Executive Officer and co-founder of Digital Planet, a digital design studio. Mr. Greer's experience as our President and his involvement with our formation, along with his knowledge of our business, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Joseph Peixoto has served as our President, Worldwide Cinema, since 2005. Mr. Peixoto joined RealD from United Cinemas International where he served as President and Chief Executive Officer from 1998 to 2004. Prior to United Cinemas, Mr. Peixoto was President of Famous Players, a Canadian-based theater chain owned by Paramount/Viacom, from 1992 to 1998.

Andrew A. Skarupa has served as our Chief Financial Officer and Chief Operating Officer since 2005. Prior to joining RealD, Mr. Skarupa served from 2004 to 2005 as Vice President of Finance at WaterMark Sports, a designer and producer of outdoor products. Before WaterMark, Mr. Skarupa served as Chief Financial Officer of Alliant Protection Services, an electronics security company from 2002 to 2004. Before joining Alliant, Mr. Skarupa served as Vice President of Finance for Free-PC, an idealab network company acquired by eMachines. Prior to Free-PC, Mr. Skarupa served as Vice President of Finance for idealab. Mr. Skarupa joined idealab after working at MiniMed, a publicly held medical device manufacturer. Prior to MiniMed, Mr. Skarupa was an auditor at Deloitte & Touche in Los Angeles. Mr. Skarupa is a licensed CPA.

Robert Mayson joined RealD in 2008 as Managing Director of RealD Europe Ltd. Mr. Mayson was appointed President, Consumer Electronics in 2010. Prior to joining us, Mr. Mayson served as General Manager and Vice President of Digital Motion Imaging for Kodak, managing Kodak's global digital cinema and post production business.

Craig Gatarz joined RealD as Executive Vice President and General Counsel in January 2010. Mr. Gatarz previously served as the Chief Administrative Officer and General Counsel for Vuclip, a mobile video search company, from 2008 to 2010. Prior to Vuclip, Mr. Gatarz served as Chief Operating Officer and General Counsel of JAMDAT Mobile Inc., a publicly traded mobile games publisher, from 2000 until its acquisition by Electronic Arts, Inc. in 2006. Prior to JAMDAT Mobile, Mr. Gatarz served as General Counsel of Netgateway, Inc., an e-commerce provider, from 1999 to 2000. From 1990 to 1999, Mr. Gatarz practiced law at the firm of Jones, Day, Reavis & Pogue.

Stephen Bellotti has served on our board of directors since 2005. From 2006 to 2010, Mr. Bellotti was Managing Partner at Blue Sky Capital, a global fund management company that specializes in luxury resort and urban based real estate. From 2000 through 2006, Mr. Bellotti was managing partner of Aspen Blue Sky Holdings, LLC, a property development company. From 2004 through 2006, Mr. Bellotti was the Global Head of Capital Markets in investment banking company Dresdner Kleinwort Wasserstein, the securities unit of Alliance AG. Previously he held various roles at Merrill Lynch in New York, London and Sydney, including head of European Debt Trading and Sales. Mr. Bellotti graduated from the University of Queensland, Brisbane with a bachelor degree in economics. Mr. Bellotti's financial expertise, management advisory expertise and performance as a board member led the board of directors to conclude that he should continue to serve as a director until immediately prior to the completion of this offering.

Frank J. Biondi, Jr. has agreed to serve on our board of directors upon the completion of this offering. From 1999 to the present, Mr. Biondi has been a senior managing director of WaterView Advisors LLC, a private equity fund specializing in media, and a director of Hasbro, Inc., Amgen, Inc., Cablevision Systems Corporation and Seagate Technology. From 2002 through 2007, Mr. Biondi was a director of The Bank of New York Mellon and Harrah's Entertainment, and from 2008 to 2010, Mr. Biondi was a director of Yahoo! Inc. Mr. Biondi served as Chairman and Chief Executive Officer of Universal Studios from 1996 to 1998 and President and Chief Executive Officer of Viacom Inc. from 1987 through 1996. Mr. Biondi has been a director of over 15 public companies during his career. Mr. Biondi graduated from Princeton University with a bachelor degree in psychology and economics in 1966 and graduated from Harvard University with a master's degree in business in 1968. Mr. Biondi's management advisory experience, experience as a director of public companies and experience in the media and entertainment industry led the board of directors to conclude that he should serve as a director upon the completion of this offering.

William M. Budinger has served on our board of directors since 2005. From 2008 through 2010 Mr. Budinger was a director of and investor in Cloud Sync., Inc. a mobile device management software company which was recently sold. From 2007 to the present, Mr. Budinger has been a director of and investor in Mota, Inc., an Internet software company and Hurel, Inc., a biotech tool company. From 2004 to 2007, Mr. Budinger was an investor in Rugged Land Books, LLC, a New York-based boutique publishing company. From 2001 to the present, Mr. Budinger has been a partner at Aspen Design Works, LLC, a luxury furniture company. Along with his experience investing in companies, Mr. Budinger has invested in multiple real estate projects. Mr. Budinger graduated from Boston University with a bachelor degree in psychology. Mr. Budinger's knowledge of the Company, experience in the technology industry, management skills and performance as a board member led the board of directors to conclude that he should continue to serve as a director until immediately prior to the completion of this offering.

James Cameron has agreed to serve on our board of directors upon the completion of this offering. Mr. Cameron is an award winning motion picture director, producer, screenwriter and editor. Mr. Cameron's motion pictures are well known by consumers worldwide and include Titanic and Avatar, the two highest grossing motion pictures of all time. Mr. Cameron's experience in the media and entertainment industry led the board of directors to conclude that he should serve as a director upon completion of this offering.

Richard L. Grand-Jean has agreed to serve on our board of directors upon the completion of this offering. From 2008 to the present, Mr. Grand-Jean has been a managing director of Hall Capital Partners LLC, leading the firm's business development efforts. From 1992 through 2008, Mr. Grand-Jean was President of Global Film Equity Corp, an investment and consulting firm. From 1995 through 2008, Mr. Grand-Jean was also President of Abel's Hill Capital Corp., a firm specializing in providing advisory services largely for media and entertainment companies. From 1971 to 1992, Mr. Grand-Jean was a partner and managing director of Salomon Brothers. Mr. Grand-Jean graduated from Princeton University with a bachelor degree in public affairs in 1964, and graduated from University of Chicago School of Law with a juris doctorate in 1967. Mr. Grand-Jean's management experience and experience in the media and entertainment industry led the board of directors to conclude that he should serve as a director upon the completion of this offering.

P. Gordon Hodge has served on our board of directors since 2010. Mr. Hodge was a founding member of El Molino Media LLC, a company formed in 2009 to invest in and acquire out-of-favor media assets. Prior to joining our board of directors, he was a founding partner and managing director of Thomas Weisel Partners LLC, a publicly-traded investment banking firm where he covered media, entertainment and internet sectors as a research analyst from 1999 to 2007 and as an investment banker from 2007 to 2009. Mr. Hodge graduated from Stanford University with a master's degree in business in 1992. Mr. Hodge's financial experience, experience in the entertainment industry, management experience and independence were all attributes that led the board of directors to conclude that he should serve as a director.

Andrew Howard has served on our board of directors since 2009 in conjunction with the investment in our Series C mandatorily redeemable convertible preferred stock by Shamrock Capital Growth Fund II, a private equity fund managed by Shamrock Capital Advisors. Mr. Howard is a Vice President of Shamrock Capital Advisors, which he joined in 2006. Prior to joining Shamrock Capital Advisors, Mr. Howard was a Vice President of Clarity Partners, a Los Angeles-based media and communications private equity fund. Mr. Howard currently serves on the board of directors of Publishing Group of America and K2 Towers and has previously sat on the board of several other private companies in the media and communications sectors. Mr. Howard graduated from Stanford University with a bachelor degree in political science and economics. Mr. Howard's financial expertise, relationship with one of our largest stockholders, experience in the media and entertainment industry and performance as a board member led the board of directors to conclude that he should continue to serve as a director until immediately prior to the completion of this offering.

Sherry Lansing has agreed to serve on our board of directors upon the completion of this offering. From 2006 to the present, Ms. Lansing has been a director of Qualcomm Incorporated. From 2009 to the present, Ms. Lansing has also been a director of Dole Food Company, Inc. Ms. Lansing is the founder and chair of the Sherry Lansing Foundation, a philanthropic organization focusing on cancer research, health and education. From 1992 to 2005, she was the chair of the Motion Picture Group of Paramount Pictures where she oversaw the release of more than 200 motion pictures, including Academy Award® winners Forrest Gump, Braveheart and Titanic. From 1984 to 1990, she operated her own production company, Lansing Productions, and co-founded Jaffe/Lansing Productions. In 1980, she became the motion picture industry's first female to oversee all aspects of a studio's motion picture production when she was appointed President of Production at 20th Century Fox. She holds additional trustee, chair and advisory positions with the Friends of Cancer Research, the American Association of Cancer Research, the Carter Center and Stop Cancer, a non-profit philanthropic group she founded in partnership with Dr. Armand Hammer. Ms. Lansing is also a regent of the University of California and serves as Chair of the University Health Services Committee. Ms. Lansing graduated from Northwestern University with a bachelor degree in speech, with a minor in English and mathematics. Ms. Lansing's management experience and experience in the media and entertainment industry led the board of directors to conclude that she should serve as a director upon the completion of this offering.

Stephen Royer has served on our board of directors since 2007, in conjunction with the investment in our Series C mandatorily redeemable convertible preferred stock by Shamrock Capital Growth Fund II, a private equity fund managed by Shamrock Capital Advisors. Mr. Royer is President and Chief Executive Officer of Shamrock Capital Advisors, a private equity group that manages investments in businesses focused on the media, entertainment, and communications industries. Mr. Royer currently serves as a director of Media Storm, LLC and TeleGuam Holdings, LLC, and previously served as a director of NETGEAR, Inc., PortalPlayer, Inc., PRN Corporation, Latin Communications Group, Modern Luxury Media and several other private companies. Prior to joining Shamrock in 1991, Mr. Royer was an investment banker with Lehman Brothers. Mr. Royer's financial expertise, management advisory expertise, experience as a director of public companies, relationship with one of our largest stockholders and performance as a board member led the board of directors to conclude that he should continue to serve as a director.

Our executive officers are appointed by our board of directors and serve at-will. There are no family relationships among any of our directors or executive officers.

Code of ethics

We expect our board of directors to adopt a Code of Business Conduct and Ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

Current board composition

Our board of directors currently consists of seven members, five of whom are non-employee members. Each director holds office until his or her successor is duly elected and qualified or until his or her death, resignation or removal. Pursuant to our shareholders agreement and our restated certificate of incorporation, the holders of our Series C mandatorily redeemable convertible preferred stock, voting as a separate class, have the special and exclusive right to designate and elect two nominees to the board named by SCGF II until the completion of this offering. Messrs. Royer and Howard are the current board members who were nominated by SCGF II. In addition, the holders of our Series A preferred stock, Series B preferred stock and common stock, voting together as a separate class, have the special and exclusive right to designate and elect five nominees to the board until the completion of this offering. Messrs. Lewis, Greer, Budinger and Bellotti are the current board members who were nominated by this class.

Board composition after this offering

Upon the completion of this offering, our board of directors will initially consist of eight members. In accordance with the terms of our certificate of incorporation and our bylaws that will become effective immediately upon the completion of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three year terms. Upon the completion of this offering, the members of the classes will be divided as follows:

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the class I directors will be Messrs. Greer, Cameron and Royer, and their term will expire at the annual meeting of stockholders to be held in 2011;

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the class II directors will be Messrs. Biondi and Grand-Jean and Ms. Lansing, and their term will expire at the annual meeting of stockholders to be held in 2012; and

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the class III directors will be Messrs. Lewis and Hodge, and their term will expire at the annual meeting of stockholders to be held in 2013.

Our certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering will provide that the precise number of directors shall be fixed from time to time by a resolution of our board of directors. Any vacancy in the board of directors, including a vacancy that results from an increase in the number of directors or removal for cause, will be filled by a vote of the majority of the directors then in office. Any additional directorships resulting from an increase in the number of directors, will be apportioned by the board of directors among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation that will become effective immediately upon the completion of this offering will provide that our directors may be removed only for cause with the approval of a supermajority of 80% of the stockholders entitled to vote on such removal. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director independence

Under Rules 303A.00 and 303A.01 of the NYSE, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, the NYSE rules require that, subject to phase-in periods for compliance, each member of a listed company's audit, compensation and governance and nominating committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 303A.02 of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company.

Based upon information requested from and provided by each incumbent and proposed new director to take office upon completion of this offering concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Biondi, Cameron, Hodge, Grand-Jean and Royer and Ms. Lansing, representing six of our eight directors upon the completion of this offering, has a material relationship with our company and that each of these directors is "independent" as that term is defined under Rule 303A.02 of the NYSE. In addition, our board of directors also determined that none of Messrs. Bellotti, Budinger or Howard, representing our three directors whose resignation will be effective upon the completion of this offering, has any such material relationship. Our board of directors also determined that the directors who will comprise our audit committee, governance and nominating committee, and compensation committee upon the completion of this offering will satisfy the independence standards for such committees established by Rule 10A-3 under the Exchange Act, the SEC and the NYSE, as applicable, or that any such directors will comply within one year thereafter. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence.

Board committees

Upon the completion of this offering, we will have an audit committee, a governance and nominating committee and a compensation committee. Each committee will operate under a charter approved by our board of directors and effective upon the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit committee

Upon the completion of this offering, we anticipate the members of our audit committee will be Messrs. Grand-Jean, Hodge and Royer. We anticipate Mr. Hodge will chair the audit committee. We intend to replace Mr. Royer prior to the date that is one year following the completion of this offering. As described above, other than Mr. Royer, each member of our audit committee satisfies the independence standards established by Rule 10A-3 under the Exchange Act, the SEC and the NYSE, as applicable to our company. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and our independent registered public accounting firm's qualifications, independence and performance.

Mr. Hodge is our "audit committee financial expert," as that term is currently defined in Item 407(d)(5) of Regulation S-K.

Our audit committee's responsibilities include:

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements, earnings releases and related disclosures;

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reviewing and discussing with management and our independent registered public accounting firm our internal controls and internal auditing procedures, including any material weaknesses in either;

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discussing our accounting policies and all material correcting adjustments with our management and our independent registered public accounting firm;

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monitoring our control over financial reporting and disclosure controls and procedures;

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appointing, overseeing, setting the compensation for and, when necessary, terminating our engagement of our independent registered public accounting firm;

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approving all audit services and all permitted non-audit, tax and other services to be performed by our independent registered public accounting firm;

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discussing with the independent registered public accounting firm its independence and ensuring that it receives the written disclosures regarding these communications required by the Public Company Accounting Oversight Board;

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reviewing and approving all transactions or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000, and in which any of our directors, executive officers, holders of more than 5.0% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers;

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recommending whether the audited financial statements should be included in our annual report and preparing the audit committee report required by SEC rules;

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reviewing all material communications between our management and our independent registered public accounting firm;

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approving, reviewing and updating our code of business conduct and ethics; and

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establishing procedures for the receipt, retention, investigation and treatment of accounting related complaints and concerns.

Governance and nominating committee

Upon the completion of this offering, we anticipate the members of our governance and nominating committee will be Messrs. Biondi, Grand-Jean and Hodge. We anticipate Mr. Grand-Jean will chair the governance and nominating committee.

Our governance and nominating committee's responsibilities include:

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identifying individuals qualified to become members of our board of directors;

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recommending to our board of directors the persons to be nominated for election as directors;

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assisting our board of directors in recruiting such nominees;

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recommending to our board of directors qualified individuals to serve as committee members;

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performing an annual evaluation of our board of directors;

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evaluating the need and, if necessary, creating a plan for the continuing education of our directors; and

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assessing and reviewing our corporate governance guidelines and recommending any changes to our board of directors.

Compensation committee

Upon the completion of this offering, we anticipate the members of our compensation committee will be Messrs. Biondi and Grand-Jean and Ms. Lansing. We anticipate Mr. Biondi will chair the compensation committee. In addition, each member of our compensation committee qualifies as a "non-employee director" under Rule 16b-3 of the Exchange Act. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers and board of directors.

Our compensation committee's responsibilities, among other things, include:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of those goals and objectives;

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reviewing and approving, or recommending for approval by the independent directors on an annual basis, our Chief Executive Officer's corporate goals and objectives and setting our Chief Executive Officer's compensation, including salary, bonus, incentive and equity compensation, based on its evaluation of the Chief Executive Officer's performance in light of the established goals and objectives;

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reviewing and approving, or recommending for approval by the independent directors a proposal submitted by the Chief Executive Officer for other executive officers' compensation, including salary, bonus, and incentive and equity compensation and any other forms of executive compensation;

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providing oversight of management's decisions concerning the performance and compensation of our other officers, employees, consultants and advisors, which authority it may delegate to other appropriate supervisory personnel;

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reviewing and administering our incentive compensation plans and equity-based plans and recommending changes in such plans to the board of directors as needed;

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reviewing and making recommendations to our board of directors with respect to director compensation;

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selecting, retaining and terminating compensation consultants, outside counsel and other advisors as it deems necessary or appropriate in its sole discretion, including the sole authority to approve the fees and retention terms relating to the consultants, counsel and advisors, which fees shall be borne by the company;

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reviewing and discussing with management the compensation discussion and analysis required to be included in our filings with the SEC and recommending whether the compensation discussion and analysis should be included in such filings;

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preparing the compensation committee report required by SEC; and

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assisting the board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of management succession planning, including planning with respect to our Chief Executive Officer.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has at any time during the past fiscal year been an officer or employee of the company. None of the members of the compensation committee has formerly been an officer of the company. None of our executive officers serve, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. For a description of transactions between us and members of the compensation committee and entities affiliated with such members, please see "Certain relationships and related transactions."

Compensation discussion and analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal 2010, the named executive officers and their positions were:

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Michael V. Lewis, Chief Executive Officer, Director and Chairman of the Board;
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Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer;
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Joshua Greer, President and Director;
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Joseph Peixoto, President of Worldwide Cinema; and
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Robert Mayson, President of Consumer Electronics.

This compensation discussion and analysis section addresses and explains the compensation practices that were followed in fiscal 2010, the numerical and related information contained in the summary compensation and related tables presented below, and actions taken regarding executive compensation after the end of fiscal 2010, that could affect a fair understanding of a named executive officer's compensation during fiscal 2010.

Historical compensation decisions

Prior to this offering, we were a privately-held company with a relatively few stockholders, including our principal investor, Shamrock Capital Growth Fund II, L.P. As such, we have not been subject to stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations for our named executive officers, including those made for fiscal 2010, have been the product of recommendations by our Chief Executive Officer (who is also a director) to our board of directors, which after discussions with the board of directors, were generally approved by the board of directors as recommended.

Overview, objectives and compensation philosophy

During fiscal 2010, our full board of directors was responsible for determining the compensation of the named executive officers and overseeing any compensation programs. Our board of directors oversaw the compensation program for these executives to ensure consistency with our corporate goals and objectives and was responsible for designing and executing our compensation program with respect to the named executive officers. For details on the experience and background of our directors, see "Management—Executive officers and directors." We anticipate forming a compensation committee in fiscal 2011, which will take over these responsibilities from our board of directors and be in charge of these determinations and oversight.

The primary goals of our compensation program and policies are to attract, retain and reward talented executives, ensure compensation is closely aligned with our corporate strategies and objectives and the long-term interests of our stockholders and ensure that total compensation is fair, reasonable and competitive within our industry. Our board of directors reviewed overall company and individual performance in connection with its review and determination of each named executive officer's compensation.

We believe that we have assembled an outstanding management team that has produced excellent results. There has been little turnover in any of our named executive officers since their commencement of employment with us. We believe our growth and the retention of our senior management team demonstrates the success and effectiveness of our past compensation decisions. We believe that the compensation amounts paid to our named executive officers for their services in fiscal 2010 were fair, reasonable and in our best interests.

Components of executive compensation

The compensation of the named executive officers has three primary components:

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annual base salary;
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cash bonus opportunity; and
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long-term equity-based compensation.

Perquisites, and benefits generally available to other employees, represent only a minor portion of the total compensation of the named executive officers.

Not all components are provided to each of the named executive officers. Rather, compensation for the named executive officers historically has been highly individualized, resulted from arm's-length negotiations and been based on a variety of informal factors. The board of directors, with recommendations from our Chief Executive Officer, determined the appropriate level for each compensation component based in part, but not exclusively, on our recruiting and retention goals, the experience and performance of an executive, the length of service of an executive, the compensation levels of our other executive officers, our overall performance and available resources and our need for a particular position to be filled, each as of the time of the applicable compensation decision.

Annual base salary

In general, base salaries for our named executive officers were initially established through arm's-length negotiation at the time the executive was hired, and took into account the executive's qualifications, experience, prior salary and the compensation levels of our other executive officers. The base salaries of the named executive officers were periodically reviewed and approved by our full board of directors, based on recommendations from our Chief Executive Officer, and adjustments were made to base salaries based on a promotion, the scope of an executive's responsibilities and individual performance and contribution.

Cash bonus opportunity

In addition to base salaries, cash bonus opportunities have been awarded to our named executive officers. For fiscal 2010, certain annual cash bonuses were made pursuant to the terms of an executive's employment agreement and provided compensation that was directly linked to achievement of corporate goals and objectives. Other cash bonuses were awarded when our board of directors or our Chief Executive Officer determined that such an incentive was necessary to further motivate the executives or based on achievement of performance goals.

The employment agreements that were effective in fiscal 2010 for Messrs. Peixoto and Skarupa provided for an individually-negotiated annual cash bonus amount equal to 1.2% of the company's annual free cash flow (defined as cash flow provided by operations less capital expenditures) to be paid to each of the executives for fiscal 2010. While no bonus would have been payable under such arrangements in fiscal 2010, the board of directors decided to provide a discretionary cash bonus to Messrs. Peixoto and Skarupa in the amounts of $100,000 and $300,000, respectively, to reward these executives for their extraordinary effort during fiscal 2010, which significantly contributed to our growth and success. The board of directors took into account each of the executive's overall compensation for fiscal 2010 when determining the amounts of these discretionary bonuses.

In addition to an annual cash bonus, Mr. Peixoto's employment agreement also provided for a one-time cash bonus payment of $1 million if and when our actual installed base of RealD Cinema Systems exceeded 4,000 theaters. Increasing the number of installed systems in theaters was one of the primary functions of Mr. Peixoto's role. Moreover, the installation of 4,000 RealD-enabled screens in theaters was an important milestone for the company and, at the time of negotiation of the terms of Mr. Peixoto's employment agreement in September 2007, was a challenging number of RealD-enabled screens to attain.

The employment agreement that was effective in fiscal 2010 for Mr. Mayson provided for an individually-negotiated annual cash bonus of £6,245 (which equates to approximately $9,261 based on an assumed conversion rate on March 26, 2010 of GBP £1 equal to $1.48301) for every 100 newly-contracted screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. Pursuant to this provision in his employment agreement, Mr. Mayson earned a cash bonus in the amount of $253,100, based on 2,531 newly-contracted RealD-enabled screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. In addition to his contractual bonus, the board of directors also decided to provide a discretionary cash bonus in the amount of $150,000 to Mr. Mayson to reward him for his extraordinary effort during fiscal 2010, which also significantly contributed to our growth and success.

The annual cash bonus opportunities for Messrs. Lewis and Greer in fiscal 2010 were discretionary based on the board of directors' determination of the company's overall performance. In April 2010, we paid a discretionary cash bonus in the amount of $600,000 and $300,000 to Messrs. Lewis and Greer, respectively, to reward these executives for their extraordinary effort during fiscal 2010, which significantly contributed to the company exceeding its fiscal 2010 budgeted Adjusted EBITDA, defined as net loss, plus interest expense, income taxes and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. Adjusted EBITDA is a non-GAAP financial measure. See "Management's discussion and analysis of financial condition and results of operations—Non-U.S. GAAP discussion."

The annual bonus arrangements for fiscal 2010 are further described in "Summary compensation table-fiscal 2010" and "Grants of plan-based awards-fiscal 2010."

Long-term equity-based compensation

Historically, we have provided long-term equity incentive compensation, except to our co-founders Messrs. Lewis and Greer, to retain our named executive officers and to provide for a significant portion of their compensation to be at risk and linked directly with the appreciation of stockholder value. Long-term compensation has generally been provided through equity awards in the form of stock options with time or performance-based vesting conditions subject to continued service and under the terms and conditions of our 2004 Amended and Restated Stock Incentive Plan, which we refer to as the 2004 Plan, and award agreements. Through possession of stock options, our executives participate in the long-term results of their efforts, whether by appreciation of the company's value or the impact of business setbacks, either company-specific or industry based.

We have previously not provided long-term equity incentive compensation to our co-founders, Messrs. Lewis and Greer. Messrs. Lewis and Greer each hold approximately 14.7% of the fully diluted company shares, which, prior to this offering, we believed provided sufficient retention value and investment in the long-term value of the company. Effective with this offering, our board of directors may provide equity compensation to all of our named executive officers, including our co-founders, in order to provide necessary incentive compensation and retention. The compensation levels of the named executive officers, including the equity holdings of each, reflect to a significant degree the varying roles and responsibilities of such executives, as well as the length of time those executives have served the company.

We do not have a formal policy for when we grant stock options or other equity-based awards. Stock options have been granted periodically. Upon joining us, generally each named executive officer, excluding Messrs. Lewis and Greer, was granted an initial option award. In determining the number of shares subject to each award, our board of directors and Chief Executive Officer considered the number of options and shares owned by other executives in comparable positions within the company and the executive's duties and responsibilities. Periodic awards to executive officers are made based on recommendations from our Chief Executive Officer to our board of directors, based on our Chief Executive Officer's assessment of such executive's sustained performance and contribution to the company over time, their ability to impact results that drive value to our stockholders and their organization level.

In the event of an underwritten public offering of our equity securities pursuant to an effective registration statement, such as this offering, no person may sell, short sale, loan, hypothecate, pledge, grant or otherwise dispose of for value any shares issued pursuant to an award under the 2004 Plan without our or our underwriters' prior written consent for a period not to exceed 180 days. No forms of equity other than stock options have been awarded to any of the named executive officers under the 2004 Plan.

The stock option grant agreements, provided with each grant under the 2004 Plan, generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction. The term "company transaction" under the 2004 Plan is generally defined to include (i) a merger or consolidation of the company with or into another company or entity who is not an affiliate of ours; (ii) the acquisition of at least 80% of our voting securities by any person other than an affiliate of ours that holds our equity securities; or (iii) the sale or conveyance of all or substantially all of the company assets to a person who is not an affiliate of ours. For example, in the event of a company transaction in which the named executive officer's option is not substituted, assumed or converted, then the named executive officer's option shall fully vest and become exercisable immediately prior to the consummation of the company transaction. Further, the outstanding unvested portion of the option will become fully vested upon an involuntary termination of the named executive officer's employment, without cause or for good reason, within the 12-month period following a company transaction. Unvested stock options are subject to forfeiture for non-qualifying terminations of employment. See "Potential payments upon termination or company transaction" for definitions of "cause" and "good reason."

Details on previously granted awards under the 2004 Plan to the named executive officers are provided in the "Outstanding equity awards at 2010 fiscal year-end" and the "Grants of plan-based awards—fiscal 2010" tables below.

Employee benefits and perquisites

We have not offered extensive or elaborate benefits to the named executive officers. We have sought to compensate our named executive officers at levels that eliminated the need for perquisites and enabled each individual officer to provide for his own needs. We have offered other employee benefits to the named executive officers for the purpose of meeting current and future health needs for the executives. These benefits, which have been generally offered to all eligible employees, include medical, dental, and life insurance benefits, short-term disability pay, long-term disability insurance, flexible spending accounts for medical and dependent care expense reimbursements and a 401(k) retirement savings plan, described further in "Incentive compensation plans."

Company transaction and severance

Messrs. Skarupa, Peixoto and Mayson, pursuant to each of their employment agreements, are eligible to receive contractually-provided severance benefits. These severance benefits are provided as a product of negotiation between the executive and our Chief Executive Officer and approved by our board of directors and intended to provide compensation while the officer searches for new employment after experiencing an involuntary termination of employment from us. We believe that providing severance protection for these named executive officers upon their involuntary termination of employment is an important retention tool that is necessary in the competitive marketplace for talented executives. We believe that the amounts of these payments and benefits and the periods of time during which they would be provided are fair and reasonable. We have not historically taken into account any amounts that may be received by a named executive officer following termination of employment when establishing current compensation levels. Our stock option grant agreements with the named executive officers also generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction, described below under "Executive employment agreements." For further details of the potential amounts that a named executive officer may receive in connection with a company transaction and termination, see the "Potential payments upon termination or company transaction."

Compensation of the chief executive officer and other named executive officers

The base salary, bonus and equity compensation for each of the named executive officers for fiscal 2010 is reported below under the "Summary compensation table—fiscal 2010." In addition, as three of the five named executive officers were parties to employment agreements with us that were effective in fiscal 2010, additional information regarding their compensation is described below under "Executive employment agreements."

The board of directors used the same general set of criteria to ascertain the compensation for each ensuing year for the named executive officers. The board of directors' objective in setting their compensation, which is primarily based on the recommendation from our Chief Executive

Officer, is to provide them with a fair, reasonable and competitive level of compensation, taking into account:

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their and the company's performance;
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their responsibilities and length of service to the company;
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their past compensation; and
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their compensation relative to each other.

Tax and accounting considerations

In fiscal 2010, while the board of directors generally considered the financial accounting and tax implications of its executive compensation decisions, neither element was a material consideration in the compensation awarded to our named executive officers during such fiscal year.

Fiscal 2011 compensation decisions

Peer group information and compensation consultant reports

In fiscal 2010, the board of directors engaged an independent outside compensation consultant, Frederic W. Cook & Co., Inc., or Cook, to assess our current compensation program's effectiveness in supporting our business strategy and ability to sustain our projected growth, to construct a peer group of companies, provide marketplace information, provide advice on competitive market practices and also provide a framework for transitioning our compensation programs and processes to public company norms as we approached an initial public offering. Cook had not previously provided any other services to us. Additionally, Cook does not receive any fees or income from, nor does it perform any services for, our board of directors or the company other than providing advice on executive and director compensation pursuant to its engagement.

Public-company peer group

In early 2010, Cook recommended using the following publicly-held companies to be the peer group for purposes of providing a competitive framework for transitioning our compensation programs to that of a publicly-traded company in our industry:

Ascent Media	Limelight Networks
Avid Technology	Monotype
Cinemark	National Cinemedia
Coherent	RealNetworks
DG Fastchannel	Regal Entertainment
Digital River	Rosetta Stone
Dolby Labs	Rovi
DreamWorks Animation	Scholastic
DTS	SeaChange Intl
IPG Photonics	TiVo

These 20 companies are publicly-traded media and technology companies, with market capitalizations of approximately $200 million to $5.4 billion.

IPO company peer group

Cook also utilized the following initial public offering comparison companies to be a peer group for purposes of determining the competitiveness of pre-initial public offering individual equity compensation and aggregate equity dilution. These 15 companies are media and technology companies that had initial public offerings in the last four years with market capitalizations of approximately $400 million to $2 billion. Five of these 15 companies, which are listed in the left-hand column below, were also included in the public-company peer group:

IPG Photonics Corp.	Bridgepoint Education
Limelight Networks	Cinemark Holdings
Monotype Imaging	comScore
National CineMedia	OpenTable
Rosetta Stone	Rackspace Hosting
SolarWinds
Solera Holdings
Starent Networks
Switch&Data Facilities
TechTarget

Cook provided our board of directors with written reports that summarized its findings and contained Cook's compensation recommendations.

Fiscal 2011 salaries

In setting the fiscal 2011 salaries for the named executive officers, the board of directors reviewed and considered the Cook compensation report, in addition to taking into account each officers' abilities, responsibilities, performance, experience and past compensation. For Messrs. Lewis, Skarupa, Greer and Peixoto, who entered into new employment agreements on May 25, 2010, the board of directors set their base salaries to be effective after an initial public offering around the 75th percentile level of the public-company peer group for comparable positions. Upon the formation of a compensation committee, which we anticipate will occur in early fiscal 2011, the compensation committee will be responsible for the future setting of base salaries of our executive officers.

While each of the May 2010 employment agreements for Messrs. Lewis, Skarupa, Greer and Peixoto are effective as of April 1, 2010, the fiscal 2011 base salary increase, set forth in the table below, was retroactive to January 1, 2010. Additionally, pursuant to the May 2010 employment agreements, the base salary for Messrs. Lewis, Skarupa, Greer and Peixoto will be further increased effective upon the completion of this offering.

The following table provides the annual base salaries for each of the named executive officers for fiscal 2010 and 2011:

Name	Fiscal 2010 salary (not including retroactive increase)	Fiscal 2011 salary		Fiscal 2011 salary effective as of an initial public offering(3)

Michael V. Lewis	$400,000	$600,000	(1)	$700,000
Andrew A. Skarupa	$250,000	$350,000	(1)	$420,000
Joshua Greer	$400,000	$430,000	(1)	$450,000
Joseph Peixoto	$500,000	$575,000	(1)	$625,000
Robert Mayson	$109,960	$234,398	(2)	$234,398	(4)

(1)
Pursuant to the named executive officer's May 2010 employment agreement, the named executive officer's annual base salary was increased to the amount reflected in this column, retroactive to January 1, 2010. See "Executive employment agreements" for additional details regarding the named executive officer's May 2010 employment agreement.

(2)
Effective February 25, 2010, Mr. Mayson's base salary was GBP £154,000. The above amount assumes a conversion rate on April 1, 2010 of GBP £1 equal to $1.52207.

(3)
Effective upon the effective date of an initial public offering, if any, the named executive officer's annual base salary shall increase to the amount reflected in this column.

(4)
Mr. Mayson's base salary does not change upon the occurrence of an initial public offering. As explained in greater detail in "Executive employment agreements," Mr. Mayson's annual base salary will increase to $300,000 upon his relocation to the company's Beverly Hills, California office.

Fiscal 2011 performance-based bonus targets

In April 2010, our board of directors, with input from its independent compensation consultant, Cook, unanimously approved fiscal 2011 performance-based compensation target bonuses for the named executive officers, which are set forth in each of the named executive officers' May 2010 employment agreements. Cash bonuses for the named executive officers will be based on achievement of annual performance objectives, which will soon be determined by our board of directors and provided to each of the named executive officers. These cash bonuses will be provided and administered under our 2010 Management Incentive Plan. Further details on the 2010 Management Incentive Plan can be found in "Incentive compensation plans." The target bonuses that can be earned by the named executive officers for fiscal 2011 under these performance-based opportunities is calculated as a percentage of annual base salary with such target percentage reflected in this column:

Name	Target Percentage of fiscal 2011 base salary

Michael V. Lewis	100%
Andrew A. Skarupa	80%
Joshua Greer	80%
Joseph Peixoto	80%
Robert Mayson(1)	80%

(1)
Pursuant to Mr. Mayson's May 2010 employment agreement, Mr. Mayson's cash performance bonus for fiscal 2011 shall equal the greater of $300,000 or a target amount of eighty percent (80%) of his annual base salary, as reflected above. See "Executive employment agreements" below for additional details regarding Mr. Mayson's May 2010 employment agreement.

Fiscal 2011 stock option grants to named executive officers

In April 2010, our board of directors, with input from its independent compensation consultant, Cook, unanimously approved an award of two sets of stock options to each of our named executive officers. The board of directors wanted to provide further equity retention and incentive compensation for the named executive officers and set the annual equity awards at a level needed to provide capitalization-adjusted total direct compensation around the 75th percentile level of the public company peer group by providing an annual equity grant, reflected in the below table. The annual stock option awards will vest over a four-year time period subject to the named executive officer's continued employment with the company. For the one-time, special public offering stock option awards, fifty percent (50%) will vest over a four-year time period subject to the named executive officer's continued employment with the company and the other fifty percent (50%) will also be subject to achievement of corporate stock price performance objectives as measured against a peer group of companies established by the company and described in the written award agreement. Further details on the two sets of stock option awards can be found in "Executive employment agreements."

It is anticipated that the two sets of stock options will be granted under the 2010 Stock Incentive Plan to the named executive officers at or shortly before the date of this offering. If these stock options are granted, then they will have a per share exercise price equal to the initial price at which shares will be offered to be sold to the public in this offering, and will contain vesting conditions, including acceleration of vesting, that are generally as described below under "Executive employment agreements." Additionally, the number of shares subject to the two sets of stock options will be proportionately adjusted upon any additional stock split of the company's common shares which occurs before the options are granted. The number of shares subject to each of these stock option grants, prior to any additional stock split, if any, will be as shown in the following table:

Name	Fiscal 2011 annual equity grant	One-time, special public offering equity grant

	(shares)	(shares)
Michael V. Lewis	300,000	825,000
Andrew A. Skarupa	105,000	105,000
Joshua Greer	105,000	105,000
Joseph Peixoto	120,000	127,500
Robert Mayson(1)	105,000	60,000

(1)
Pursuant to Mr. Mayson's May 2010 employment agreement, Mr. Mayson will also be granted a non-qualified stock option to purchase 375,000 shares of common stock of the company, in addition to the awards referenced in the above table. This additional option to purchase 375,000 shares will be awarded to Mr. Mayson in connection with his promotion to President of Consumer Electronics and will vest over a four-year time period subject to Mr. Mayson's continued employment with the company. See "Executive employment agreements" for additional details regarding the terms of Mr. Mayson's equity grants.

Newly-adopted compensation plans

In April 2010, our board of directors unanimously adopted the RealD Inc. 2010 Stock Incentive Plan, or the 2010 Stock Plan, and in June 2010, our stockholders approved the 2010 Stock Plan. The board of directors intends for the 2010 Stock Plan to replace the 2004 Plan such that, effective with this offering, we will no longer make any new grants under the 2004 Plan.

Instead, the board of directors or our compensation committee will issue equity compensation awards under the 2010 Stock Plan.

In June 2010, our board of directors unanimously approved a 2010 performance-based bonus compensation program called the RealD Inc. 2010 Management Incentive Plan, in which the named executive officers will be eligible to participate.

The board of directors adopted these plans because it believes the new plans are appropriate to facilitate implementation of our future compensation programs as a public company. The compensation philosophy and objectives adopted by the compensation committee after we are a public company will likely determine the type and structure of awards granted by the compensation committee pursuant to these plans. Additional information concerning these recently adopted plans are set forth below in "Incentive compensation plans."

Policy on recoupment of compensation

In June 2010, our board of directors unanimously approved a Policy on Recoupment of Compensation, the "Recoupment Policy," primarily to deter our senior executives and other key employees from taking actions that could potentially harm the company and to deter any financial or accounting irregularities with respect to our financial statements. We incorporated the Recoupment Policy into the May 2010 employment agreements with our named executive officers, into the 2010 Stock Plan and into the 2010 Management Incentive Plan.

Pursuant to our Recoupment Policy, certain members of management, including all of the named executive officers, may be directed to return to us performance-based compensation that the officer had previously received if either:

(i)
there is a restatement of any of our financial statements, previously filed with the SEC (regardless of whether or not there was any misconduct committed by an executive), other than those due to changes in accounting policy, and the restated financial results would have resulted in a lesser amount of performance-based compensation being paid to the named executive officer, or

(ii)
the named executive officer's intentional misconduct, gross negligence or failure to report intentional misconduct or gross negligence by one of our employees (or service providers) either: (x) was a contributing factor or partial factor to having to restate any of our financial statements previously filed with the SEC or (y) constituted fraud, bribery or any other unlawful act (or contributed to another person's fraud, bribery or other unlawful act) which in each case adversely impacted our finances, business and/or reputation.

In the event of a restatement of our financial statements, the compensation committee will review performance-based compensation awarded or paid to the named executive officers that was attributable to performance during the applicable time periods. To the extent permitted by applicable law, the compensation committee will make a determination as to whether, and how much, compensation is to be recouped by us on an individual basis. If there has been no misconduct (as described in clause (ii) above), any recoupment of compensation will be limited to a three-year look-back period from the date the financial or accounting irregularity was discovered by us.

Moreover, if the compensation committee determines that one of the named executive officers has engaged in misconduct, the compensation committee may take actions with respect to such executive as it deems to be in our best interests and necessary to remedy the misconduct and prevent its recurrence. To the extent permitted by applicable law, such actions can include, among other things, recoupment of compensation (which would not be limited to the three-year look-back period) and/or disciplinary actions, including termination of employment. The compensation committee's power to determine the appropriate remedy is in addition to, and not in replacement of, remedies imposed by law enforcement agencies, regulators or other authorities.

Executive compensation

The following tables provide information on compensation for the services of the named executive officers for fiscal 2010.

Summary compensation table—fiscal 2010

Name and principal position	Year	Salary (1)($)	Bonus (2)($)	Option awards (3)($)	Non-equity incentive plan compensation (4)($)	All other compensation (5)($)	Total ($)

Michael V. Lewis, Chief Executive Officer, Director and Chairman of the Board	2010	$450,000	$600,000	$—	$—	$8,100	$1,058,100
Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer	2010	$275,000	$300,000	$—	$—	$—	$575,000
Joshua Greer, President and Director	2010	$407,500	$300,000	$—	$—	$1,200	$708,700
Joseph Peixoto, President of Worldwide Cinema	2010	$518,750	$100,000	$2,285,000	$500,000	$—	$3,403,750
Robert Mayson, President of Consumer Electronics	2010	$109,960	$150,000	$—	$253,100	$—	$513,060

(1)
Pursuant to the May 2010 employment agreements for Messrs. Lewis, Skarupa, Greer and Peixoto, each of the named executive officers received a base salary increase that was retroactive to January 1, 2010. Accordingly, the amounts in this column for Messrs. Lewis, Skarupa, Greer and Peixoto reflect the named executive officer's additional retroactive salary increase for the time period of January 2010 through March 2010 in the aggregate amounts of $50,000, $25,000, $7,500 and $18,750, respectively, plus the named executive officer's fiscal 2010 base salary. Mr. Mayson's May 2010 employment agreement does not contain such a provision for a retroactive increase.

(2)
Each of the named executive officers were awarded a non-contractual, discretionary bonus in the amounts reflected in this column related to the company's and the executive's fiscal 2010 performance.

(3)
Represents the total grant date fair value, as determined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation, of all option awards granted to the named executive officer during fiscal 2010. Assumptions used to calculate these amounts are included in Note 9, "Share-based compensation," to our consolidated financial statements for the year ended March 26, 2010, which are included elsewhere in this prospectus.

(4)
Mr. Peixoto was also eligible to receive a one-time bonus equal to $1,000,000 if and when our actual installed base of RealD Cinema Systems exceeded 4,000 theatres. This bonus was required to be paid in four equal quarterly installments. This 4,000 theatre performance target was reached during the second half of fiscal 2010 and the first two quarterly installments were paid during fiscal 2010. The remaining two $250,000 quarterly installments will be paid to Mr. Peixoto during the first two quarters of fiscal 2011 and are subject to his continued service through the date of payment. Pursuant to his employment agreement, Mr. Mayson was eligible to receive an annual bonus of GBP £6,245 for every 100 newly-contracted screens ordered in fiscal 2010 as a direct result of Mr. Mayson's efforts. Mr. Mayson earned a cash bonus in the amount of $253,100, based on 2,531 newly-contracted screens ordered in fiscal 2010 from his efforts.

(5)
Represents a car allowance of $8,100 for Mr. Lewis. Represents a medical allowance of $1,200 for Mr. Greer.

Grants of plan-based awards—fiscal 2010

The following table provides information on cash-based and equity-based awards granted in fiscal 2010 to the named executive officers:

					All other option awards: number of securities underlying options (#)		Grant date fair value of stock and option awards (5)
		Estimated future payouts under non-equity incentive plan awards				Exercise or base price of option awards ($/Sh)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)

Michael V. Lewis	—		—	—	—	—	—
Andrew A. Skarupa	(1)	(2)	(2)	(2)	—	—	—
Joshua Greer	—		—	—	—	—	—
Joseph Peixoto	(1)	(2)	(2)	(2)
	6/10/09(4)	—	—	—	375,000	$10.00	$2,285,000
Robert Mayson	(1)	(3)	(3)	(3)	—	—	—

(1)
The named executive officer was eligible to earn a fiscal year 2010 performance-based cash bonus pursuant to his employment agreement as discussed in "—Executive employment agreements."

(2)
Messrs. Skarupa and Peixoto were each eligible to receive an annual bonus in fiscal 2010 equal to 1.2% of our annual free cash flow pursuant to their employment agreements. There was no threshold, target or maximum level for these awards.

(3)
Mr. Mayson was eligible to receive an annual bonus of GBP £6,245 (which equates to approximately $9,261 based on an assumed conversion rate on March 26, 2010 of GBP £1 equal to $1.48301) for every 100 newly-contracted screens ordered as a direct result of Mr. Mayson's efforts as discussed below in the "Executive employment agreements" section. There was no threshold, target or maximum level for this award.

(4)
Pursuant to his employment agreement effective September 1, 2007, Mr. Peixoto was provided a non-qualified stock option award under the 2004 Plan on June 10, 2009 related to the achievement of exceeding the installed base commitment for RealD-enabled screens in 4,000 theaters and an actual installed base of RealD-enabled screens in 1,500 theaters. The per share exercise price for the option equals the fair market value of one of our shares of common stock on the date of grant. The option vests as follows: (i) one-quarter (1/4) of the option vests on the first anniversary of the vesting commencement date and (ii) an additional one-forty-eighth (1/48) of the option vests per month for each of the thirty-six (36) months following the month of the one-year anniversary of the vesting commencement date.

(5)
This column shows the aggregate grant date fair value of stock options under applicable SEC rules granted to the named executive officer in the table in fiscal 2010. For stock options, fair value is calculated using the Black-Scholes value on the June 10, 2009 grant date of $6.09333. For additional information on the valuation assumptions, refer to Note 9, "Share-based compensation," to our consolidated financial statements for the year ended March 26, 2010, which are included elsewhere in this prospectus.

Executive employment agreements

Fiscal 2010

We previously entered into employment agreements with Messrs. Skarupa, Peixoto and Mayson, which were effective during fiscal 2010.

Mr. Skarupa's employment agreement effective as of September 1, 2007 had a term of four years. Under the agreement, Mr. Skarupa's annual base salary was $250,000 in fiscal 2010 with an annual bonus equal to 1.2% of our annual free cash flow. Mr. Skarupa was also eligible to receive a one-time bonus equal to 30% of his base salary if we exceeded our business plan for fiscal 2009, which we did not. In addition, Mr. Skarupa was eligible to receive an option to purchase up to 75,000 shares of our common stock if and when our audited net income for any fiscal year exceeded $1.0 million. Mr. Skarupa was also eligible to participate in all employee benefit plans and vacation programs and be reimbursed for all reasonable business expenses. All of Mr. Skarupa's unvested shares subject to any unvested options shall accelerate, vest and become fully exercisable immediately prior to the consummation of a company transaction, as defined in the 2004 Plan, if the options are not assumed, converted or substituted for by the successor company with, or immediately in the event Mr. Skarupa's employment is terminated in connection with the company transaction or subsequently within one year following the company transaction, or at the time Mr. Skarupa no longer holds the title of Chief Financial Officer or ten business days following notice to us of either a substantial reduction in Mr. Skarupa's responsibilities or an assignment of duties materially inconsistent with his position. As part of his employment agreement, if we terminated Mr. Skarupa's employment without "cause" or Mr. Skarupa terminated his employment for "good reason," as defined in the employment agreement, during the term of his agreement, then Mr. Skarupa would have received a lump-sum payment equal to six months of his base salary. Mr. Skarupa's potential severance payments and the definitions of "cause" and "good reason" are described further in "Potential payments upon termination or company transaction."

Mr. Peixoto's employment agreement effective September 1, 2007, had an initial term of four years and automatically extended for one year periods after the initial four-year term unless either party provided timely written notice. Under the agreement, Mr. Peixoto's annual base salary was $500,000 in fiscal 2010 with an annual bonus equal to 1.2% of the company's annual free cash flow. Mr. Peixoto was also eligible to receive a one-time bonus equal to $1.0 million when our actual installed base of RealD Cinema Systems exceeded 1,000 theatres and an additional one-time $1.0 million bonus if and when our actual installed base of RealD Cinema Systems exceeded 4,000 theatres, both of which would be paid in four equal quarterly installments. The 1,000 theatre performance target was reached in fiscal 2008 and paid throughout fiscal 2008 and 2009. The 4,000 theatre performance target was reached in fiscal 2010. Under the agreement, Mr. Peixoto was also eligible to receive an option to purchase up to 375,000 shares of our common stock on the first day of the second month following the month in which the installed base commitment for RealD Cinema Systems exceeded 4,000 theatres and the actual installed base of RealD Cinema Systems exceeded 1,500 theatres. Mr. Peixoto was also eligible to participate in all employee benefit plans and vacation programs and to be reimbursed for all reasonable business expenses. All of Mr. Peixoto's outstanding equity awards shall accelerate, vest and become fully exercisable immediately prior to the consummation of a company transaction, as defined in the 2004 Plan, if the awards are not assumed, converted or substituted for by the successor company. As part of his employment agreement, if we terminated Mr. Peixoto's employment without "cause" or Mr. Peixoto terminated his employment for "good reason," as defined in the employment agreement, during the initial four-year term of his agreement, then Mr. Peixoto would have received an aggregate amount equal to twelve months of his base salary paid in monthly installments during the remaining period of the initial term of his employment agreement. Mr. Peixoto's potential severance payments and the definition of "cause" and "good reason" are described further in "Potential payments upon termination or company transaction."

Mr. Mayson entered into an employment agreement with RealD Europe Limited in November 2008 which provided that Mr. Mayson would serve as the Managing Director of RealD Europe. Under the RealD Europe agreement, Mr. Mayson was provided a base salary equal to GBP £6,245 per month, which equates to approximately $9,261 per month, based on an assumed conversion rate on March 26, 2010 of GBP £1 equal to $1.48301. Mr. Mayson was also eligible to receive a bonus of GBP £6,245 (or approximately $9,261) for every 100 newly-contracted screens ordered as a direct result of Mr. Mayson's efforts. A newly-contracted screen was defined by Mr. Mayson's employment agreement as a theatrical exhibition auditorium for which a RealD 3D system did not previously exist. In connection with signing his RealD Europe employment agreement, we also provided Mr. Mayson an option to purchase 30,000 shares of the company common stock, which shall accelerate, vest and become fully exercisable immediately prior to the effective time of an initial public offering of our common stock.

On February 25, 2010, we entered into an employment agreement with Mr. Mayson, which superseded his RealD Europe agreement and provided that Mr. Mayson will serve as President of Consumer Electronics of our company, which we refer to herein as the February 2010 agreement. As discussed below, Mr. Mayson's February 2010 agreement was replaced and superseded with a new employment agreement executed in May 2010, which has an effective date of April 1, 2010, which we refer to herein as the May 2010 agreement. The February 2010 agreement had an initial term of three years from the original effective date and automatically extended for successive one year terms unless either party provided timely written notice. The terms and conditions of the May 2010 agreement is described in the table and footnotes immediately following this discussion.

Under the February 2010 agreement, Mr. Mayson's current annual base salary is GBP £154,000 (which is approximately $228,384, assuming a conversion rate on March 26, 2010 of GBP £1 equal to $1.48301), which shall increase to $300,000 upon Mr. Mayson's relocation to our Beverly Hills, California office. Effective June 1, 2011, Mr. Mayson's base salary will increase by 10% provided he satisfies all performance goals, as agreed upon by Mr. Mayson and the board of directors and will increase another 10% effective June 1, 2012 if he satisfies all performance goals prescribed and established by the board of directors. During anytime prior to February 25, 2013, Mr. Mayson's base salary will increase to no less than $400,000 per year, upon the earlier of: (i) trailing 12 month sales from the Consumer Electronics division exceeds $10 million; or (ii) contracted binding orders from the Consumer Electronics division exceeds $10 million, however, Mr. Mayson's base salary will not increase by 10% as described above, in the fiscal year that his annual base salary increases to no less than $400,000 as a result of the achievement of the above-identified performance goals. Additionally, if there is a "change in control," as defined in the agreement, prior to February 25, 2013, Mr. Mayson will receive a change in control bonus in the amount of $500,000, which will be paid on the first anniversary of the change in control, as long as he remains employed through the date of payment. The foregoing provisions in this paragraph were also replicated in Mr. Mayson's May 2010 Agreement.

Under the February 2010 agreement, Mr. Mayson was to be paid a bonus for fiscal 2010 based on his RealD Europe employment agreement, as described above. During the initial three year term and beginning with fiscal 2011, Mr. Mayson was eligible to earn a performance-based bonus in an amount up to $300,000, with the actual bonus amount, if any, based on his successful completion of identified performance objectives established by the board of directors. To earn any bonus, Mr. Mayson was required to remain continuously employed with us through the date that the bonus, if any, was paid.

Under the February 2010 agreement, Mr. Mayson was also eligible to receive additional compensation and benefits under certain circumstances, including receipt of an option to purchase up to 375,000 shares of our common stock on the effective date of an initial public offering, provided that Mr. Mayson permanently relocated to our Beverly Hills, California location by such date. If Mr. Mayson had not yet relocated by the initial public offering then the option would instead have been granted by the earlier of five business days after the date he did complete such relocation or September 30, 2010. Further, provided Mr. Mayson relocated to the Los Angeles area by August 1, 2010, Mr. Mayson was eligible to receive reimbursement for up to two site visits, including business class airfare, hotel and a rental car, to the Los Angeles, California area, a temporary housing allowance up to $20,000 and a one-time, lump-sum $200,000 relocation payment. Under the February 2010 agreement, in the event Mr. Mayson received or would receive payments that are subject to golden parachute excise taxes, then such payments would have been reduced to a level that would not subject Mr. Mayson to golden parachute excise taxes; however, if such golden parachute excise taxes could have been avoided by approval of the stockholders as specified under Section 280G of the Internal Revenue Code, or the Code, then Mr. Mayson could have requested us to solicit a vote of such stockholders.

As part of his February 2010 agreement, if we had terminated Mr. Mayson's employment without "cause," as defined in the employment agreement, during the term of his agreement, then Mr. Mayson would have received a total payment equal to twelve months of his base salary and payment of the cost of health coverage for one year after his termination. Additionally, if Mr. Mayson's employment was terminated by us without "cause" within the twelve-month period following a "change in control" during the initial three-year term of his agreement, Mr. Mayson would have received the change in control bonus, referenced above, in the amount of $500,000. In order to have received the severance and change in control payments and benefits, Mr. Mayson would have been required to timely execute and deliver a general release of claims in our favor. Mr. Mayson's potential severance payments and the definition of "cause" and "change in control" are described further in "Potential payments upon termination or company transaction."

Messrs. Lewis and Greer, our co-founders, were not a party to an employment agreement during fiscal 2010. The compensation and benefits for Messrs. Lewis and Greer have historically been periodically reviewed, determined and approved by the board of directors.

Fiscal 2011

In April 2010, our board of directors unanimously approved the substantive terms of new employment agreements with Messrs. Lewis, Greer, Skarupa and Peixoto and their formal employment agreements were later approved in May 2010. Additionally, in May 2010, our board of directors unanimously approved the terms of a new employment agreement with Mr. Mayson to generally conform to the employment agreement terms for the other named executive officers. Each of these new written employment agreements, effective as of April 1, 2010, were executed on May 25, 2010 by the named executive officers. Additionally, in connection with entering into their employment agreement, each of the named executive officers was required to enter into an employee invention assignment and confidentiality agreement which contains various restrictive covenants including employee non-solicit obligations. The employment agreements for the named executive officers are summarized in the table below.

Michael Lewis, Chief Executive Officer and Chairman of the Board.    On May 25, 2010, we entered into an employment agreement with Mr. Lewis effective April 1, 2010. The agreement provides that Mr. Lewis will continue to serve as Chief Executive Officer and Chairman. Additionally, Mr. Lewis will serve as a member of our board of directors during the time that our shares are not publicly traded and we have agreed to nominate him for election to our board of directors throughout the term of his employment agreement whenever his term as a director comes up for re-election. The initial term of the agreement extends through March 31, 2013.

Andrew A. Skarupa, Chief Financial Officer and Chief Operating Officer.    On May 25, 2010, we entered into a new employment agreement with Mr. Skarupa effective April 1, 2010, which replaced and superseded his prior employment agreement. The new agreement provides that Mr. Skarupa will continue to serve as Chief Financial Officer and Chief Operating Officer. The initial term of the new agreement extends through March 31, 2012.

Joshua Greer, President.    On May 25, 2010, we entered into an employment agreement with Mr. Greer effective April 1, 2010. The agreement provides that Mr. Greer will continue to serve as President. The initial term of the agreement extends through March 31, 2012.

Joseph Peixoto, President of Worldwide Cinema.    On May 25, 2010, we entered into a new employment agreement with Mr. Peixoto effective April 1, 2010, which replaced and superseded his prior employment agreement. The new agreement provides that Mr. Peixoto will continue to serve as President of Worldwide Cinema. Under this agreement, Mr. Peixoto was an at-will employee of the company through June 14, 2010. As neither Mr. Peixoto nor the company terminated Mr. Peixoto's employment, the initial term of the new agreement extends from June 15, 2010 through March 31, 2012.

Robert Mayson, President of Consumer Electronics.    On May 25, 2010, we entered into a new employment agreement with Mr. Mayson effective April 1, 2010, which replaced and superseded his February 2010 employment agreement. The May 2010 agreement provides that Mr. Mayson will continue to serve as President of Consumer Electronics and provides substantially similar salary and bonus incentive compensation terms, as those provided in his February 2010 agreement. Under the May 2010 agreement, Mr. Mayson will continue to be eligible to receive the relocation cash payments and reimbursements originally provided by his February 2010 agreement, except that Mr. Mayson is now required to relocate to the Los Angeles, California area by September 1, 2010, rather than August 1, 2010, to receive such payments. Additionally, under the May 2010 agreement, Mr. Mayson is no longer required to relocate to the Los Angeles area in order to receive the option to purchase up to 375,000 shares. This May 2010 employment agreement also provides severance benefits and payments which generally conform to those terms of the other named executive officers. The initial term of the May 2010 agreement extends through March 31, 2013.

The following table highlights certain items contained in the May 2010 employment agreements for the named executive officers.

	Initial Term of May 2010 Employment Agreements	Base salary effective 1/1/10; base salary effective as of an IPO	Annual target bonus	Equity compensation: FY11 annual grant(7); IPO grant(8) (shares)		Severance payments upon "Qualifying Termination" within the Company "Change in Control" Period	Severance payments upon "Qualifying Termination"	Severance payments upon termination due to death or "disability"	Other

Michael V. Lewis	3 years(1)	$600,000; $700,000	100%(6)	300,000; 825,000		(10)	(12)	(14)	(15)(16)
Andrew A. Skarupa	2 years(2)	$350,000; $420,000	80%(6)	105,000; 105,000		(11)	(13)	(14)	(15)
Joshua Greer	2 years(2)	$430,000; $450,000	80%(6)	105,000; 105,000		(11)	(13)	(14)	(15)
Joseph Peixoto	1.8 years(3)	$575,000; $625,000	80%(6)	120,000; 127,500		(11)	(13)	(14)	(15)
Robert Mayson	3 years(4)	(5)	80%(6)	105,000; 60,000	(9)	(11)	(13)	(14)	(15)(17)

(1)
On April 1, 2011, and on each subsequent April 1st through and including April 1, 2014, the term of the employment agreement is automatically extended by one additional year unless either party has previously provided written notice to not so extend the term, except that the agreement shall in all cases expire no later than (and cannot be extended beyond) March 31, 2017. In the event that Mr. Lewis' employment continues after the expiration of the term of his employment agreement, then Mr. Lewis' employment shall continue on an at-will basis and during such at-will period either party can terminate his employment without obligation (including without any obligation to provide severance payments or benefits) and/or we can change any or all of the terms of Mr. Lewis' employment at any time for any reason or no reason by providing written notice.

(2)
On April 1, 2011, and on each subsequent April 1st through and including April 1, 2015, the term of the employment agreement is automatically extended by one additional year unless either party has previously provided written notice to not so extend the term, except that the agreement shall in all cases expire no later than (and cannot be extended beyond) March 31, 2017. In the event that the named executive officer's employment continues after the expiration of the term of his employment agreement, then the named executive officer's employment shall continue on an at-will basis and during such at-will period either party can terminate the named executive officer's employment without obligation (including without any obligation to provide severance payments or benefits) and/or we can change any or all of the terms of the named executive officer's employment at any time for any reason or no reason by providing written notice.

(3)
From April 1, 2010 to June 15, 2010, Mr. Peixoto was an at-will employee of the company. As neither party elected to terminate Mr. Peixoto's employment with the company prior to June 15, 2010, the initial term of the new agreement extends from June 15, 2010 through March 31, 2012. On April 1, 2011, and on each subsequent April 1st through and including April 1, 2015, the term of the employment agreement is automatically extended by one additional year unless either party has previously provided written notice to not so extend the term, except that the agreement shall in all cases expire no later than (and cannot be extended beyond) March 31, 2017. In the event that Mr. Peixoto's employment continues after the expiration of the term of his employment agreement, then Mr. Peixoto's employment shall continue on an at-will basis and during such at-will period either party can terminate his employment without obligation (including without any obligation to provide severance payments or benefits) and/or we can change any or all of the terms of Mr. Peixoto's employment at any time for any reason or no reason by providing written notice.

(4)
On April 1, 2012, and on each subsequent April 1st through and including April 1, 2015, the term of the employment agreement is automatically extended by one additional year unless either party has previously provided written notice to not so extend the term, except that the agreement shall in all cases expire no later than (and cannot be extended beyond) March 31, 2017. In the event that Mr. Mayson's employment continues after the expiration of the term of his employment agreement, then Mr. Mayson's employment shall continue on an at-will basis and during such at-will period either party can terminate his employment without obligation (including without any obligation to provide severance payments or benefits) and/or we can change any or all of the terms of Mr. Mayson's employment at any time for any reason or no reason by providing written notice.

(5)
Mr. Mayson's May 2010 employment agreement maintains the same base salary provisions that were provided in his February 25, 2010 employment agreement, which are described above under "Executive employment agreements, Fiscal 2010."

(6)
The named executive officer will be eligible for an annual discretionary incentive bonus based on attainment of performance objectives. For fiscal 2011, the performance objectives for Mr. Lewis will be as agreed upon by Mr. Lewis and the board of directors, and for the other named executive officers the performance objectives will be prescribed and established by the board of directors. After fiscal 2011, we will prescribe and establish the performance objectives with input from the named executive officers. The named executive officer's employment agreement provides for an annual target bonus amount as a percentage of his annual base salary with such target percentage reflected in this column. However, for the fiscal years ending March 31, 2011, March 31, 2012 and March 31, 2013, Mr. Mayson's annual discretionary incentive bonus will equal the greater of $300,000 or a target amount of eighty percent of his annual base salary. The actual bonus paid may be more or less than the target amount. It is expected that any bonus payment shall be paid to the named executive officer no later than the 15th day of the third month immediately following the end of the applicable fiscal year. If prior to the end of any fiscal year performance period, the named executive officer's employment is terminated either by us without "cause" or by the named executive officer for "good reason," as defined in his employment agreement, or his employment with us is terminated due to his death or disability, the named executive officer will continue to be eligible to earn a prorated portion of the bonus based on the ratio of the number of days he was employed in the performance period and subject to the company's attainment of the applicable performance objectives for the performance period.

(7)
The agreements provide that the fiscal 2011 annual equity awards of a nonstatutory stock option will be granted to the named executive officers at or shortly before the date of this offering. When the options are granted, they will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering. These annual stock option grants will vest as follows: (i) 1/4 of the option vests on the first anniversary of the vesting commencement date and (ii) an additional 1/48 of the option vests per month for each of the 36 months following the month of the one-year anniversary of the vesting commencement date, subject to continued employment with the company. In the event of a change in control that occurs prior to both the initial public offering date and September 30, 2010, the option will be granted as of the date immediately prior to the consummation date of the change in control and will have a per share exercise price determined by the board of directors based on the change in control transaction price, but in any event will be equal to not less than the fair market value of a company common share on the date of grant. Additionally, the named executive officer's vested options will be exercisable, except in the event of the termination of the named executive officer's employment for "cause" or without "good reason" wherein the named executive officer fails to provide written notice to the company of such termination at least six months prior to the termination date, until the earliest of (i) twelve months following his termination date; or (ii) the scheduled expiration date of the awards; or (iii) the date in which the award is cancelled, and not assumed, pursuant to a change in control or merger or similar transaction involving the company. Further, in the event the named executive officer terminates his employment without "good reason," as defined in his employment agreement, and his termination date occurs prior to the end of a required six-month notice period, or in the event of the termination of his employment for "cause," as defined in his employment agreement, then these stock option awards shall immediately expire and be forfeited (whether or not vested) as of such termination date.

(8)
The agreements provide that the one-time, special public offering nonstatutory stock options will be granted to the named executive officers at or shortly before the date of this offering. When the options are granted, they will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering. Fifty percent (50%) of each of these initial public offering stock options will vest over a four-year time period subject to the named executive officer's continued employment with the company and the other fifty percent (50%) will be based both on a three year time-based cliff vesting schedule and on relative total shareholder return performance objectives over a three year period as measured against a peer group of companies that will be established by the board of directors and set forth in each of the initial public offering grant award agreements provided to the named executive officer. In the event of a change in control that occurs prior to both the initial public offering date and September 30, 2010, the option will be granted as of the date immediately prior to the consummation date of the change in control and will have a per share exercise price determined by the board of directors based on the change in control transaction price, but in any event will be equal to not less than the fair market value of a company common share on the date of grant. Additionally, the named executive officer's vested options will be exercisable, except in the event of the termination of the named executive officer's employment for "cause" or without "good reason" wherein the named executive officer fails to provide written notice to the company of such termination at least six months prior to the termination date, until the earliest of (i) twelve months following his termination date; or (ii) the scheduled expiration date of the awards; or (iii) the date in which the award is cancelled, and not assumed, pursuant to a change in control or merger or similar transaction involving the company. Further, in the event the named executive officer terminates his employment without "good reason," as defined in his employment agreement, and his termination date occurs prior to the end of a required six-month notice period or in the event of the termination of his employment for "cause," as defined in his employment agreement, then these stock option awards shall immediately expire and be forfeited (whether or not vested) as of such termination date.

(9)
Mr. Mayson will also be awarded a non-qualified stock option to purchase 375,000 shares of common stock of the company, in addition to the awards referenced in this table. This additional option to purchase 375,000 shares will be awarded to Mr. Mayson in connection with his promotion to President of Consumer Electronics and will vest as described in footnote (7) above.

(10)
If Mr. Lewis is no longer serving as our Chief Executive Officer because his employment as Chief Executive Officer, or his employment with the company, is terminated either by us without "cause" or by Mr. Lewis for "good reason," as defined in his employment agreement, during the time period that commences on the date that is ninety (90) days before a "change in control" and extends through the date that is twenty-four (24) months after a "change in control," as defined in his employment agreement, then Mr. Lewis will receive: (a) a lump-sum cash payment in an amount equal to 400% of Mr. Lewis' annual base salary; (b) company-paid medical insurance premiums and other benefits being received by Mr. Lewis as of his "qualifying termination date," as defined in his employment agreement, after termination for up to 18 months; and (c) all unvested equity-based compensation awards (excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) will fully vest as of the later of the "qualifying termination date" or immediately prior to the date of the "change in control." The cash severance shall be fully paid to Mr. Lewis in a single lump sum payment on the 90th day after his termination date to the extent that such payment does not cause the imposition of taxes under Code Section 409A. Further, Mr. Lewis' employment agreement states that he will have no obligation to mitigate any post-employment amounts that are owed to him nor will such amounts be subject to offset. We will condition the payment of the severance benefits upon Mr. Lewis providing a release of claims against us, our affiliates and related parties.

(11)
If the named executive officer's employment with the company is terminated by us without "cause" or by the named executive officer for "good reason," as defined in his employment agreement, during the time period that commences on the date that is ninety (90) days before a change in control and extends through the date that is twenty-four (24) months after a "change in control," as defined in his employment agreement, then the named executive officer will receive: (a) a lump-sum cash payment in an amount equal to 180% of the named executive officer's annual base salary; (b) company-paid medical insurance premiums being received by the named executive officer as of his "termination date," as defined in his employment agreement, after termination for up to eighteen (18) months; and (c) all unvested equity-based compensation awards (excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) will fully vest as of the later of the termination date or immediately prior to the date of the "change in control." The cash severance shall be fully paid to the named executive officer in a single lump sum payment on the 90th day after his termination date to the extent that such payment does not cause the imposition of taxes under Code Section 409A. For Mr. Mayson, the amount in clause (a) above shall be equal to one hundred percent (100%) of Mr. Mayson's then annual base salary plus either (x) $500,000 if the change in control occurs prior to February 25, 2013, or (y) an additional eighty percent (80%) of his then annual base salary if the change in control occurs after February 24, 2013. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(12)
If Mr. Lewis is no longer serving as our Chief Executive Officer because his employment as Chief Executive Officer, or his employment with the company, is terminated either by us without "cause" or by Mr. Lewis for "good reason," as defined in his employment agreement, then Mr. Lewis will receive: (a) cash payments in an aggregate amount equal to 200% of Mr. Lewis' then annual base salary, with the first installment of cash severance (in an amount equal to three months of his base salary) being paid on the 90th day after the date of his termination and with the remaining amount of cash severance being paid in monthly pro-rata installments commencing four months after the date of his termination such that the last installment is paid on the second anniversary of his termination date; (b) a prorated portion of his annual discretionary bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period; (c) company-paid medical insurance premiums, and all other benefits being provided to him as of his "qualifying termination date," as defined in his employment agreement, after termination for up to 18 months; and (d) all equity-based compensation awards granted during the term of his employment agreement that would have vested (where vesting is based solely on continued employment) may become additionally vested as if his termination date had occurred twenty-four (24) months later. If any portion of such equity-based compensation awards vest on an annual or cliff basis based on continued employment, then the portion of the award that would have vested through the additional twenty-four month period if such award vested on a monthly basis shall also vest and become exercisable. Additionally, Mr. Lewis shall be eligible for a discretionary bonus, as determined by the board of directors or the compensation committee, for the portion of the fiscal year he served through the date of the termination. Mr. Lewis' discretionary bonuses, if any, shall be paid no later than the 15th day of the third month immediately following the fiscal year in which the termination occurred. Further, Mr. Lewis' employment agreement states that he will have no obligation to mitigate any post-employment amounts that are owed to him nor will such amounts be subject to offset. We will condition the payment of the severance benefits upon Mr. Lewis providing a release of claims against us, our affiliates and related parties.

(13)
If the named executive officer's employment is terminated by us without "cause" or by the named executive officer for "good reason," as defined in the employment agreement, then the named executive officer will receive: (a) cash payments paid over a ten-month period beginning on the 90th day after the named executive officer's termination date with such payments being paid in monthly pro-rata installments in an aggregate amount equal to 100% of the named executive officer's annual base salary in effect on his termination date such that the last installment is paid on the first anniversary of his termination date; (b) a prorated portion of his annual discretionary bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period; and (c) company-paid medical insurance premiums after termination for up to 12 months. We will condition the payment of the severance benefits upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(14)
If the named executive officer's employment is terminated due to his death or disability, then the named executive officer will be eligible to receive a prorated portion of his annual discretionary bonus based on the ratio of the number of days he was employed in the performance period and subject to the attainment of the applicable performance objectives for the performance period. Mr. Lewis will additionally be eligible to receive a discretionary bonus, as determined by the board of directors or the compensation committee, for the portion of the fiscal year he served through the date of the termination.

(15)
In the event the named executive officer has received payments that are subject to golden parachute excise taxes, then such payments will be reduced to a level that would not subject the named executive officer to golden parachute excise taxes unless, after comparing the value of the payments on an after-tax basis (including the golden parachute excise tax), the named executive officer would be in a better economic position by receiving all payments. Additionally, Mr. Lewis is eligible to receive reimbursement of the legal fees he incurs in connection with the execution of his May 2010 employment agreement and Mr. Skarupa is eligible to receive reimbursement for up to $15,000 of the legal fees he incurs in connection with the execution of his May 2010 employment agreement.

(16)
In the event that the company does not consummate an initial public offering on or before September 30, 2010, then either party has the right to terminate Mr. Lewis' employment agreement by giving written notice to the other party on or before December 31, 2010, which such notice will not trigger any rights to or eligibility for severance. Moreover, upon a "change in control," as defined in his employment agreement, wherein (a) Mr. Lewis' unvested equity-based compensation awards are not assumed by or substituted into comparable equity incentives of the acquirer in a "change in control," or (b) the acquirer's shares (into which Mr. Lewis' unvested equity-based compensation awards are converted or substituted) are not publicly-traded on an "Established Securities Market," as defined in the employment agreement, then in either case the unvested equity awards (but excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) that are then outstanding shall become fully vested and exercisable as of immediately before such "change in control." In addition, if, during the term of the agreement, Mr. Lewis is still employed by us as of the consummation of a "change in control" and the acquirer's shares (into which the equity awards have been converted or substituted) are not publicly traded on an "Established Securities Market" at any time after such "change in control," then the unvested equity awards which are then outstanding shall become fully vested and exercisable as of immediately before the date on which the acquirer's shares are no longer so publicly traded.

(17)
In the event that Mr. Mayson does not relocate to the Los Angeles, California area on or before September 1, 2010, then his employment agreement will automatically expire and Mr. Mayson's employment shall thereafter continue on an at-will basis unless and until Mr. Mayson and the company agree in writing to a new agreement. In addition to the annual discretionary incentive bonus described in footnote (6) above, Mr. Mayson is also eligible to receive, as originally provided in his February 2010 agreement and replicated in this agreement, a one-time $200,000 bonus, if during the period from February 25, 2010 through February 24, 2013, trailing twelve month sales from the Consumer Electronics Division exceed $10 million and an additional one-time $200,000 bonus, if during the period from February 25, 2010 through February 24, 2013, contracted binding orders from the Consumer Electronics Division exceed $10 million, both of which will be paid within 30 days after we have determined that the objective has been satisfied. Mr. Mayson is further eligible to receive, as originally provided in his February 2010 agreement and replicated in this agreement, a retention bonus in the amount of $500,000 if there is a "change in control," as defined in his employment agreement, during the period from the effective date of the May 2010 agreement through February 24, 2013, which shall be paid on the first anniversary of the change in control, as long as he remains employed through the date of payment.

Outstanding equity awards at 2010 fiscal year-end

The following table shows the number of company shares of common stock covered by stock options held by the named executive officers as of March 26, 2010.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date

Michael V. Lewis	—	—	—	—	—
Andrew A. Skarupa	967,057	—	—	0.06667	1/10/15(1)(7)
Joshua Greer	—	—	—	—	—
Joseph Peixoto	75,000	—	—	0.33333	6/6/15(2)(8)
	623,625	—	—	1.66667	4/24/16(3)(7)
	51,375	—	—	1.66667	4/24/16(4)
	234,375	140,625	—	4.66667	9/5/17(5)(7)
	—	375,000	—	$10.00	6/10/19(6)(7)
Robert Mayson	30,000	—	—	$10.00	2/8/19(9)

(1)
This option was granted under the 2004 Plan on January 10, 2005, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was January 10, 2005.

(2)
This option was granted under the 2004 Plan on June 6, 2005, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was October 1, 2005.

(3)
This option was granted under the 2004 Plan on April 24, 2006, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was February 1, 2006.

(4)
This option was granted under the 2004 Plan on April 24, 2006, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. This option was fully vested on the date of grant.

(5)
This option was granted under the 2004 Plan on September 5, 2007, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was September 1, 2007.

(6)
This option was granted under the 2004 Plan on June 10, 2009, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was May 25, 2009.

(7)
These time-based options vest as follows: (i) 1/4 of the option vests on the first anniversary of the vesting commencement date and (ii) an additional 1/48 of the option vests per month for each of the thirty-six (36) months following the month of the one-year anniversary of the vesting commencement date. In addition, these options may also become fully vested and exercisable in the event of a "company transaction," as defined in the 2004 Plan and explained further in "—Long-term equity-based compensation" and "—Incentive compensation plans."

(8)
This time-based option vested as follows: (i) 50% of the option vested on the first anniversary of the vesting commencement date and (ii) the remaining 50% of the option vested on April 1, 2006.

(9)
This performance-based option was granted under the 2004 Plan on February 8, 2009, with an exercise price equal to the fair market value of one of our shares of common stock on the date of grant. The vesting commencement date was February 8, 2009, and vested as follows: 1,000 shares vested for each 100 newly-contracted screens, as defined in Mr. Mayson's employment agreement, ordered as a direct result of Mr. Mayson's efforts. Mr. Mayson attained the achievement of these performance-based vesting conditions as of March 26, 2010 and this option is therefore fully vested and exercisable.

In fiscal 2010, none of the named executive officers exercised any of their outstanding stock options nor had any unvested stock vest.

Pension benefits

We do not maintain any defined benefit pension plans.

Nonqualified deferred compensation

We do not maintain any nonqualified deferred compensation plans.

Potential payments upon termination or company transaction

Payments made upon resignation or termination for cause

If a named executive officer resigns or his employment is terminated by us for cause, the named executive officer will be entitled only to any accrued and unpaid salary and vested benefits and no severance.

Payments made upon involuntary termination by company without cause or for good reason by executive, or company transaction

If a named executive officer who is party to an employment agreement is involuntarily terminated either without cause by us (or by the executive due to a specified good reason), generally the named executive officer will be entitled to a cash payment based on a percentage of his base salary and/or accelerated vesting of at least a portion of his unvested stock options as described above in the "Executive employment agreements" section.

For purposes of these events, the following definitions are generally applicable:

"Company transaction" means:

•
a merger or consolidation of the company with or into another company or entity who is not an affiliate of ours; or

•
the acquisition of at least 80% of our voting securities by any person other than an affiliate of ours that holds our equity securities; or

•
the sale or conveyance of all or substantially all of the company assets to a person who is not an affiliate of ours.

"Change in control" means:

•
a merger or consolidation of the company or any direct or indirect subsidiary of the company with or into another unrelated entity, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the company, such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

•
the acquisition of at least 50% of our voting securities by any person other than an affiliate of ours that holds our equity securities; or

•
the sale or disposition of all or substantially all of the company's assets.

"Cause" as defined in the 2004 Plan, generally means any of the following acts committed by the executive:

•
dishonesty;
•
fraud;
•
serious willful misconduct;
•
unauthorized use or disclosure of confidential information or trade secrets; or

•
conviction or confession of a felony.

"Cause" as defined in Messrs. Skarupa's and Peixoto's employment agreements in effect as of March 26, 2010, generally means any of the following acts committed by the executive:

•
dishonesty;

•
fraud;

•
misappropriation of the funds of the company or our affiliates;

•
failure to follow the reasonable policies or directors of the board of directors or failure to substantially perform his duties to the company, which is not cured within thirty days of the company's written notice to the executive;

•
breach of any terms of the employment agreement or unauthorized use or disclosure of confidential information or trade secrets; or

•
conviction of a felony involving moral turpitude or which impairs the executive's ability to perform his duties with the company.

"Cause" as defined in Mr. Mayson's employment agreement that was in effect as of March 26, 2010, generally means any of the following acts committed by the executive:

•
fraud, willful misconduct or violation of company policies or practices;

•
unauthorized use or disclosure of confidential information of the company; or

•
performance of any act or omission which, if Mr. Mayson were prosecuted, would constitute a felony or misdemeanor, in each case as determined by the board of directors, whose determination shall be conclusive and binding.

"Disability" means any physical or mental impairment that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the named executive officer to be unable to perform his or her material duties for the company and to be engaged in substantial gainful activity.

Termination by an executive for "good reason" generally means any of the following:

•
a substantial reduction in the executive's status, title, position or responsibilities that were in effect immediately prior to the reduction, except in connection with the termination of his employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
the assignment of any duties or responsibilities that are materially inconsistent with the executive's status, title, position or responsibilities, except in connection with the termination of his employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
the executive's removal from or any failure to reappoint or reelect the executive to any such position, except in connection with the termination of your employment for cause, as a result of his disability, or death, or by him other than for good reason;

•
a reduction in the executive's annual base salary;

•
requiring the executive (without his consent) to be based at any place outside a 25-mile radius of his place of employment as of the date of the agreement, except for reasonably required travel;

•
our failure to (i) continue in effect any material compensation or benefit plan in which the executive was participating as of the date of the agreement, or at the time of a company transaction, as applicable, or (ii) provide the executive with compensation and benefits substantially equivalent to those provided for under each material employee benefit plan, program and practice as in effect as of the date of the agreement, or immediately prior to a company transaction, as applicable;

•
any material breach by the company of its obligations to the executive under the 2004 Plan or any substantially equivalent company plan;

•
any purported termination of the executive's employment or service relationship for cause by us that is not in accordance with the definition of cause in the employment agreement; or

•
any change in the executive's reporting relationship relating to the Chief Executive Officer.

Hypothetical potential payment estimates

The table below provides estimates for compensation payable to each named executive officer under hypothetical termination of employment and company transaction scenarios under our compensatory arrangements other than nondiscriminatory arrangements generally available to salaried employees. The amounts shown in the table are estimates and assume the hypothetical involuntary termination, or company transaction occurred on March 26, 2010, the last day of fiscal 2010, applying the provisions of the agreements that were in effect as of such date. Due to the number of factors and assumptions that can affect the nature and amount of any benefits provided upon the events discussed below, any amounts paid or distributed upon an actual event may differ.

For purposes of the hypothetical payment estimates shown in the below table, some of the important assumptions were:

•
Executive's base salary for fiscal 2010;

•
Cash out of all stock options (whose vesting is accelerated) at their then intrinsic value;

•
Cash severance as provided under the executive's employment agreement in effect as of March 26, 2010;

•
Company transaction/change in control occurring on March 26, 2010;

•
Termination of executive's employment occurring on March 26, 2010;

•
March 26, 2010 share price of $14.00, the midpoint of the range on the cover of this prospectus; and

•
The executives' employment agreements in effect as of March 26, 2010 were utilized.

Each of the columns in the table below show the total hypothetical payment estimate upon a specified event and the amounts in the columns should not be aggregated across the table.

	Company transaction/ change in control		Involuntary termination (without cause)	Involuntary termination (for good reason)	Involuntary termination (without cause) within 12 months of a company transaction/ change in control		Involuntary termination (for good reason) within 12 months of a company transaction/ change in control	Death or disability within 1 year of a Company Transaction

Andrew A. Skarupa
Base salary continuation	—		$125,000	$125,000	$125,000		$125,000	—
Continuation of health insurance benefits	—		—	—	—		—	—
Acceleration of vesting of stock options(1)	—		—	—	—		—	—

Total	$—		$125,000	$125,000	$125,000		$125,000	$—

Joseph Peixoto
Base salary continuation	—		$500,000	$500,000	$500,000		$500,000	—
Continuation of health insurance benefits	—		—	—	—		—	—
Acceleration of vesting of stock options(2)		$(2)	—	—	$2,812,500		$2,812,500	$2,812,500

Total	$—		$500,000	$500,000	$3,312,500		$3,312,500	$2,812,500

Robert Mayson
Base salary continuation(3)	—		$228,384	—	$228,384		—	—
Change in control bonus	$500,000	(5)	—	—	$500,000	(5)	—	—
Continuation of health insurance benefits(4)	—		$21,178	—	$21,178		—	—
Acceleration of vesting of stock options(1)	$—		—	—	$—		$—	—

Total	$500,000		$249,562	—	$749,562		$—	—

(1)
Mr. Skarupa's and Mr. Mayson's outstanding options were fully vested prior to any of the above assumed March 26, 2010 termination of employment and company transaction/change in control scenarios.

(2)
In the event of a company transaction, unless the 2004 Plan administrator determines otherwise, all outstanding equity awards shall become fully and immediately exercisable, and all applicable deferral and restriction limitations and forfeiture provisions shall lapse, immediately prior to the company transaction, and then terminate upon effectiveness of the company transaction, unless such awards are assumed, converted or substituted for by the successor company. For purposes of this table, it is assumed that Mr. Peixoto's stock options are assumed by the successor company.

(3)
As of March 26, 2010, Mr. Mayson's base salary was GBP £154,000. The above amount assumes a conversion rate on March 26, 2010 of GBP £1 equal to $1.48301.

(4)
This amount represents the value for payment of health insurance continuation premiums for 12 months for Mr. Mayson.

(5)
If there was a change in control, Mr. Mayson would have received a bonus in the amount of $500,000, which would have been paid on the first anniversary of the change in control, as long as he remained employed through the date of payment, or he would have received such $500,000 payment if Mr. Mayson's employment was terminated without cause within the twelve-month period following the change in control. Additionally, pursuant to his February 2010 agreement, if there was a change in control Mr. Mayson would have been granted the option (that would have otherwise been granted at the time of the initial public offering) to purchase up to 375,000 shares as of the date immediately prior to the consummation of the change in control, with an exercise price equal to the then fair market value of our shares. As such, for purposes of these estimates, we have assumed there would be no intrinsic value in the option on the date of grant.

Based on their compensatory arrangements as of March 26, 2010, Messrs. Lewis and Greer would not receive any compensation under the above hypothetical terminations of employment and company transaction/change in control scenarios other than nondiscriminatory arrangements generally available to salaried employees.

Incentive compensation plans

The Company currently maintains two equity compensation plans: the 2004 Plan and the 2010 Stock Plan, and also a performance-based bonus compensation program named the 2010 Management Incentive Plan.

2004 Stock Incentive Plan

The 2004 Plan was last amended and approved by our stockholders in April 2010 in connection with our merger and amended in May 2010 to reflect conforming adjustments related to the company's assumption of the 2004 Plan. It has no fixed expiration date, although after May 24, 2014, no award may be granted to a California resident and no incentive stock option awards may be granted. The 2004 Plan is administered by the board of directors, which has the authority, among other things, to:

•
determine eligibility to receive awards;

•
determine the types and number of shares of stock subject to awards;

•
determine the terms and conditions of awards;

•
delegate administrative duties; and

•
construe and interpret the terms of the plan, award agreements, and other related documents.

The 2004 Plan provides that we may grant awards to our employees, non-employee directors, consultants, agents, advisors, or independent contractors or those of our affiliates. We may award these individuals with either stock options, stock appreciation rights, stock, restricted stock, stock units and/or other cash-based awards or other incentives payable in cash or in shares.

Stock options may be granted under the 2004 Plan, including incentive stock options, as defined under Section 422 of the Code and nonqualified stock options. A stock option gives the participant the right to buy a specified number of shares of our common stock for a fixed price during a fixed period of time. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options or restricted stock purchase rights to any eligible participant. The option exercise price of all stock options granted under the 2004 Plan is determined by the board of directors, except that any stock option will not be granted at a price that is less than 85% of the fair market value of the stock on the date of grant and any incentive stock option will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the board of directors, but in no event after the tenth anniversary of the date of grant. The stock option grant agreements generally provide for some or all of the unvested options to vest immediately when certain events occur, including a company transaction. Unvested stock options are subject to forfeiture for non-qualifying terminations of employment.

A total of 7,810,978 shares of common stock can be issued under the 2004 Plan. 407,404 shares remained available for issuance under the 2004 Plan as of March 26, 2010 and 407,404 shares remained available for issuance as of June 1, 2010. Upon the completion of this offering, the 2004 Plan shall terminate and the board of directors will no longer issue awards under the

2004 Plan, provided however that all awards currently outstanding under the 2004 Plan will continue to remain outstanding pursuant to the terms of the 2004 Plan and applicable award agreements.

2010 Stock Incentive Plan

In April 2010, our board of directors unanimously adopted the RealD Inc. 2010 Stock Incentive Plan, subject to obtaining stockholder approval of the plan. In June 2010, our stockholders approved the 2010 Stock Plan. The board of directors intends for the 2010 Stock Plan to replace the 2004 Plan for all equity-based awards to the named executive officers and other employees. Unless terminated earlier, the 2010 Stock Plan will terminate on April 8, 2020.

The 2010 Stock Plan will be administered by our board of directors or the compensation committee of our board of directors, which has the authority, among other things, to:

•
determine eligibility to receive awards;

•
determine the types and number of shares of stock subject to awards;

•
determine the price and terms of awards and the acceleration or waiver of any vesting;

•
determine performance goals or forfeiture restrictions and other terms and conditions; and

•
construe and interpret the terms of the plan, award agreements and other related documents.

Any of our employees, directors, non-employee directors, and consultants, as determined by the compensation committee, may be selected to participate in the 2010 Stock Plan. We may award these individuals with one or more of the following types of awards and all awards will be evidenced by an executed agreement between us and the grantee:

•
stock options;
•
stock appreciation rights;
•
restricted stock awards; or
•
stock units.

Stock options may be granted under the 2010 Stock Plan, including incentive stock options, as defined under Section 422 of the Code, and nonstatutory stock options. A stock option gives the participant the right to buy a specified number of shares of our common stock for a fixed price during a fixed period of time. The exercise price of all stock options granted under the 2010 Stock Plan will be determined by the compensation committee except that all options must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of an option to the then-fair market value of the underlying shares as of the date of such price reduction. Stock options may be exercised as determined by the compensation committee, but in no event after the tenth anniversary of the date of grant.

Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation rights. We may pay that amount in cash, in shares of our common stock, or in a combination of both. The exercise price of all stock appreciation rights granted under the 2010 Stock Plan will be determined by the compensation committee, except that all stock appreciation rights must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The compensation committee may, in its discretion, subsequently reduce the exercise price of a stock appreciation right to the then-fair market value of the underlying shares as of the date of such price reduction.

A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (including zero), and which may be subject to a substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of vesting, participants holding shares of restricted stock generally will have full voting and dividend rights with respect to such shares.

A stock unit is a bookkeeping entry that represents the equivalent of a share of our common stock. A stock unit is similar to a restricted stock award except that participants holding stock units do not have any stockholder rights until the stock unit is settled with shares. Stock units represent an unfunded and unsecured obligation for us and a holder of a stock unit has no rights other than those of a general creditor.

Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of 3,750,000 shares of our common stock under the 2010 Stock Plan. Subject to certain adjustments in the event of a change in capitalization or similar transaction, the maximum aggregate number of shares that may be issued in connection with any type of award, including incentive stock options, under the 2010 Stock Plan is 3,750,000 shares. Additionally, the maximum number of shares available for issuance under the 2010 Stock Plan and that may be issued in connection with any type of award, including incentive stock options, under the 2010 Stock Plan will automatically increase, without the need for further approval by our stockholders, on January 1, 2011 and on each subsequent January 1 through and including January 1, 2020, by a number of shares equal to the lesser of (i) 4% of the number of shares issued and outstanding on the immediately preceding December 31 or (ii) 3,000,000 shares or (iii) an amount determined by our board of directors. Shares subject to awards that expire or are canceled will again become available for issuance under the 2010 Stock Plan.

To the extent that an award is intended to qualify as performance-based compensation under Section 162(m) of the Code, then the maximum number of shares of common stock issuable in the form of each type of award under the 2010 Stock Plan to any one participant during a fiscal year shall not exceed 3,000,000 shares, in each case with such limit increased to 6,000,000 shares for grants occurring in a participant's year of hire. Additionally, no participant shall receive in excess of the aggregate amount of 3,000,000 shares pursuant to all awards issued under the 2010 Stock Plan during any fiscal year, with such aggregate limit increased to 6,000,000 shares for awards occurring in a participant's fiscal year of hire or during the first fiscal year that a participant becomes a covered employee whose compensation is subject to the tax deduction limits of Section 162(m) of the Code.

The 2010 Stock Plan provides that in the event there is a change in control and the applicable agreement of merger or reorganization provides for assumption or continuation of the awards, no acceleration of vesting shall occur. In the event that a change in control occurs with respect to us and there is no assumption or continuation of awards, all awards shall vest and become exercisable as of immediately before such change in control. The term "change in control" under the 2010 Stock Plan is generally defined to include: (i) a merger or consolidation of the company with or into another unrelated entity, (ii) the acquisition, pursuant to a statutory stock exchange, of at least 80% of our voting securities, (iii) the sale of all or substantially all of our assets or (iv) certain changes in the majority of the board members during any 24-month consecutive period.

The 2010 Stock Plan provides our non-employee directors with the ability to receive restricted stock grants or stock units under the 2010 Stock Plan in lieu of their annual cash retainer which is provided to them under our annual non-employee directors' compensation program, as described further in "Compensation of directors."

Under the 2010 Stock Plan, we may cause the cancellation of any award, request reimbursement of any award by a participant and effect any other right of recoupment of equity or other compensation provided under the 2010 Stock Plan in accordance with our policies and/or applicable law. In addition, a participant in the 2010 Stock Plan may be required to repay us certain previously paid compensation, whether provided under the 2010 Stock Plan or an award agreement under the 2010 Stock Plan, in accordance with any recoupment policy of the company.

The board of directors may terminate, amend or modify the 2010 Stock Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule.

2010 Management Incentive Plan

In June 2010, our board of directors unanimously approved a 2010 performance-based bonus compensation program in which our named executive officers will be eligible to participate. This bonus plan is named the RealD Inc. 2010 Management Incentive Plan, or the 2010 MIP. The 2010 MIP is intended to be exempt from the compensation deduction limitations imposed by Code Section 162(m) until the first meeting of our stockholders, in which our board members are elected, after the end of calendar year 2013. Our board of directors may amend or terminate the 2010 MIP at any time provided that any such amendment or termination will not adversely affect any outstanding bonus opportunity without the participant's written consent.

The compensation committee will administer the 2010 MIP. Guidelines, procedures and mechanics of the plan's administration may be promulgated by resolutions of the committee. Under the 2010 MIP, the compensation committee, in its discretion, shall:

•
select the participants who will be eligible to earn a bonus under this plan;

•
determine the bonus amounts and targets;

•
establish any performance goals with respect to a bonus along with any associated performance period(s); and

•
prescribe all other terms and conditions of a participant's bonus opportunity.

Any employee who is an officer of ours within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, will be eligible to be selected to participate in the 2010 MIP.

Bonus amounts that have been earned will be paid in cash to a participant on any date designated by the compensation committee that occurs during the 2 1/2 month period immediately following the end of the performance period in which the applicable bonus amount was earned or upon an earlier change in control if such earlier-in-time payment would not cause the imposition of taxes under Code Section 409A. No one participant may receive bonus payments under the 2010 MIP that in the aggregate exceed $5 million in any fiscal year.

On and after the date, if any, that compensation paid under the 2010 MIP is subject to the compensation deduction limits imposed by Code Section 162(m), then any bonuses that are intended to qualify as performance-based compensation under Code Section 162(m) shall be administered by the compensation committee to comply with the applicable requirements of Code Section 162(m).

Under the 2010 MIP, we may cause the cancellation of any bonus, request reimbursement of any bonus by a participant and effect any other right of recoupment of equity or other compensation provided under the 2010 MIP in accordance with our policies and/or applicable law. In addition, a participant in the 2010 MIP may be required to repay us certain previously paid compensation, whether provided under the 2010 MIP or a bonus under the 2010 MIP, in accordance with any recoupment policy of ours.

401(k) plan

The 401(k) retirement savings plan is a defined contribution plan established in accordance with Section 401(a) of the Code. Employees may elect to defer between 1% and 100% of their eligible compensation into the plan on a pre-tax basis, up to annual limits prescribed by the Internal Revenue Service and we make an employer matching contribution to the plan in the amount of up to 100% of the first 4% of eligible compensation that employees defer each year. In general, eligible compensation for purposes of the 401(k) retirement savings plan includes an employee's wages, salaries, fees for professional services and other amounts received for personal services actually rendered in the course of employment with us to the extent the amounts are includible in gross income, and subject to certain adjustments and exclusions required under the Code.

Compensation of directors

We do not currently provide any cash or equity compensation to our non-employee directors. We have not granted any stock awards to our non-employee directors. We have previously granted stock options to our non-employee directors in connection with their services, but prior to this offering we did not have a formal policy in place with respect to such awards. As of March 26, 2010, none of our non-employee directors held any outstanding stock option awards, as such awards had been exercised prior to fiscal 2010. For fiscal 2010, no non-employee director received any compensation for their services as a director.

Directors who are also one of our employees, such as Messrs. Lewis and Greer, do not and will not receive any compensation for their services as our directors. Directors have been and will continue to be reimbursed for travel and other expenses directly related to activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering, and indemnification agreements.

In April 2010, our board of directors unanimously adopted a compensation program for non-employee directors in connection with this offering and effective as of April 1, 2010. In May 2010, our board of directors amended the non-employee directors' compensation program to include that a newly-elected director will also receive a special one-time cash payment and restricted stock units award in addition to the annual retainer, as further described below, to assist in attracting new non-employee directors to the board.

The following table presents our non-employee director compensation program:

Elements:	Cash retainer/fees	Annual restricted stock units award

Annual retainer	$30,000	$120,000
Newly-elected director one-time payment	$25,000	$25,000
Audit committee chair	$15,000	—
Compensation committee chair	$10,000	—
Nominating and governance committee chair	$7,500	—
Attendance at meetings:
In-person meeting—in-person attendance	$1,500 per meeting	—
In-person meeting—telephonic attendance	$1,000 per meeting	—
Telephonic meeting	$1,500 per meeting	—
Telephonic meeting (lasting less than 30 minutes)	$1,000 per meeting	—

Continuing directors are provided an annual restricted stock units award in addition to a cash retainer to encourage directors to have a direct and material cash investment in shares of common stock of the company. It is expected that we will issue the annual restricted stock units awards at or around the date of our annual meeting of stockholders. The annual restricted stock units award will vest at the rate of 1/12 per month on the first day of each of the 12 months following the month of the grant date, subject to continued service. The annual restricted stock units award will be pro-rated for service if a director joins mid-year, which is measured from annual stockholder meeting to annual stockholder meeting.

Shares underlying restricted stock units awards, including any accumulated dividends, will be distributed, become salable and create taxable income at the sooner to occur of five years from the date of grant, separation from the board of directors, or a change in control, as defined in the restricted stock units agreement. In addition, the vesting of a director's restricted stock unit award(s) will fully accelerate upon the earlier to occur of a change in control (as defined in the restricted stock units agreement) or termination of the director's service because of death or disability (as defined in the restricted stock units agreement).

Continuing directors are also provided an annual cash retainer that will be paid in equal installments on a quarterly basis for each of our non-employee directors. Each director may also defer payment of all or a portion, in an amount equal to at least 50%, of his or her annual cash retainer fee, into a stock unit account. The election must be made prior to the beginning of the annual board of directors cycle, which the board of directors has preliminary decided shall be each July 1 and such election may need to be made earlier as necessary to comply with Section 409A of the Code. The board of directors retains the ability to change this cycle under the 2010 Stock Plan. The number of stock units to be credited to each director's account is determined based on dividing the dollar amount of the deferred compensation by the closing price of a share of our common stock on the date of grant of the restricted stock unit award.

In addition to the annual restricted stock units award and cash retainer referenced in the above table, a newly elected director will also receive a one-time cash payment equal to $25,000 and a special one-time restricted stock units award, valued at $25,000, in connection with his or her commencement of service on the board of directors. The one-time restricted stock units award will have similar terms to those of the annual restricted stock units award except that it will vest at the rate of 1/24 per month on the first day of each of the 24 months following the month of the grant date, subject to continued service. In addition, the vesting of a newly elected director's one-time restricted stock unit award will fully accelerate upon the earlier to occur of a change in control (as defined in the restricted stock units agreement) or termination of the director's services because of death or disability (as defined in the restricted stock units agreement). The special one-time $25,000 cash payment, like the annual cash retainer, may be deferred, in an amount equal to at least 50% of the director's special one-time cash payment, into a stock unit account.

In order to promote long-term alignment of directors and stockholder interests, we will require a five-year holding period for each of the restricted stock unit grants and also maintain stock ownership guidelines for our non-employee directors. These guidelines currently require that the directors own company common stock with a value that equals or exceeds five times their annual cash retainer (excluding the cash retainers received, if any, for serving on any of our committees and excluding meeting fees). The shares underlying a director's restricted stock units (both vested and unvested) count towards the stock ownership requirement, but shares underlying unexercised stock options (if any) do not count towards this requirement. Until the stock ownership guidelines are satisfied, all net after-tax profit shares must be held after restricted stock units are settled with shares or after exercise of stock options. This mandatory share retention requirement is released during any time period that the director has satisfied the stock ownership guidelines.

Certain relationships and related transactions

The following is a summary of transactions since April 1, 2007 to which we were or are a party, in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than five percent of our common stock, on an as-converted basis, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. This description does not cover compensation arrangement with our directors and executive officers, which are described under "Management—compensation of directors" and "Compensation discussion and analysis" or compensation approved by our compensation committee that is earned by executive officers that are not named executive officers.

Investors' rights agreement

We are a party to an amended and restated investors' rights agreement, dated December 24, 2007 (and subsequently amended), with SCGF II, Pequot Capital Management, Inc., Manatuck Hill Partners LLC, Messrs. Lewis and Greer and certain other security holders. Under this agreement, these security holders have the right to require us to register all or a portion of their shares of common stock pursuant to the Securities Act under certain circumstances and subject to certain limitations. For a more detailed description of these registration rights, see "Description of capital stock—registration rights." SCGF II, the holder of our Series C mandatorily redeemable convertible preferred stock, is also entitled to an annual monitoring fee of $350,000, which right will expire upon the completion of this offering. We paid $350,000 in monitoring fees under the agreement in each of fiscal years 2008, 2009 and 2010. Mr. Royer and Mr. Howard, members of our board of directors, may be deemed to have indirectly received a portion of these fees as a result of their ownership interests in and relationship with SCGF II. See "Principal and selling stockholders."

Indemnification agreements

Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by law. Additionally, as permitted by Delaware law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be made a witness or a party by reason of (1) the fact that such person is or was a director, officer, employee or agent of our company or its subsidiaries, whether serving in such capacity or otherwise acting at the request of our company or its subsidiaries and (2) anything done or not done, or alleged to have been done or not done, by such person in that capacity. The indemnification agreements also require us to advance expenses incurred by directors and executive officers within 30 days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and executive officers are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination. We are not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by Delaware law; (2) indemnification for liabilities for which the executive officer or director is reimbursed pursuant to such insurance as may exist for such person's benefit; (3) indemnification related to disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934; (4) in connection with certain proceedings initiated against us by the director or executive officer; or (5) indemnification for settlements the director or executive officer enters into without our written consent. The indemnification agreements require us to maintain directors' and executive officers' insurance in full force and effect while any director or executive officer continues to serve in such capacity and so long as any such person may incur costs and expenses related to indemnified legal proceedings.

Shareholders agreement

We are a party to an amended and restated shareholders agreement with SCGF II, Pequot Capital Management, Inc., Manatuck Hill Partners LLC, Messrs. Lewis and Greer, and certain other security holders. The shareholders agreement, as amended, contains agreements among the parties with respect to the election of our directors and restrictions on the issuance or transfer of shares, including certain corporate governance provisions. Each of our current directors was appointed pursuant to the terms of the shareholders agreement. Our amended and restated shareholders agreement will terminate and cease to be of further effect upon the closing of this offering.

Stock issuances and related matters

Series C mandatorily redeemable convertible preferred stock

Pursuant to a stock purchase agreement, dated February 22, 2007, we issued an aggregate of 5,139,500 shares of our Series C mandatorily redeemable convertible preferred stock at a price of $6.81 per share to investors for an aggregate cash purchase price of approximately $35 million. These shares were purchased by SCGF II, whose general partner, Mr. Royer, and Vice President, Mr. Howard, are members of our board of directors. Upon the completion of this offering, these shares will automatically convert into 7,709,250 shares of our common stock.

Series D convertible preferred stock

Pursuant to a stock purchase agreement, dated December 24, 2007, we issued an aggregate of 1,666,667 shares of our Series D preferred stock at a price of $12.00 per share to investors for an aggregate cash purchase price of approximately $20 million. These shares were purchased by entities affiliated with Pequot Capital Management, Inc. Upon the completion of this offering, these shares will automatically convert into 2,500,000 shares of our common stock.

Common stock

On March 7, 2007, we issued an aggregate of 3,300,000 shares of our common stock in consideration of the cancellation of indebtedness in the aggregate amount of $11 million under two credit agreements. Pursuant to the cancellation of the indebtedness, the following transactions were consummated with related parties:

•
Hobbit Investments, LLC, which recently changed its name to Torque Investments, LLC, received 300,000 shares of our common stock, and the warrant we issued to it on March 15, 2006 for 303,000 shares of common stock, at a price of approximately $0.83 per share, ceased to vest at 217,800 shares in exchange for the cancellation of $1 million of indebtedness. The warrant expires March 15, 2016. Torque Investments, LLC is 99% owned by the William M. Budinger Revocable Trust and 1% owned by Sunnyside Investments, Inc. William M. Budinger, a member of our board of directors, is the sole trustee of the trust and the president of Sunnyside Investments, Inc.; and

•
The William D. Budinger Revocable Trust received 150,000 shares of our common stock and the warrant we issued to it on March 22, 2006 for 151,500 shares of common stock at a price of approximately $0.83 per share ceased to vest at 108,900 shares in exchange for the cancellation of $500,000 of indebtedness. The warrant expires March 15, 2016. The William D. Budinger Revocable Trust also received 1,800,000 shares of our common stock and a fully-vested warrant to purchase 1,465,500 shares of our common stock in exchange for the cancellation of $6 million of indebtedness. William D Budinger is the sole trustee of the trust and is directly related to William M. Budinger.

On April 27, 2007, we sold 240,000 shares of our common stock severally, not jointly, with the sale of 900,000 shares of our common stock held by Michael V. Lewis and 900,000 shares of our common stock held by Joshua Greer to certain of the former stockholders of ColorLink for approximately $3.33 per share. Michael V. Lewis and Joshua Greer are members of our board of directors and executive officers.

In November 2008, we entered into a stock purchase agreement with our shareholder of Series D preferred stock. We sold 199,999 shares of our common stock at $10.00 per share. The total proceeds received were $2 million. The issuance costs were $13,000.

Procedures for related party transactions

It will be our policy upon the completion of this offering that all related party transactions must be reviewed and approved by our audit committee.

In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. The policies and procedures for approving related party transactions will be set forth in our audit committee charter.

Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they will be required to report any potential conflict of interest, including related party transactions, to our governance and nominating committee, to our audit committee or our general counsel.

 Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of March 26, 2010, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•
each person, or group of affiliated persons, known to us to own beneficially 5.0% or more of our outstanding common stock;

•
each of our directors;

•
each of our named executive officers;

•
all of our directors and executive officers as a group; and

•
each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights. Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares shown below.

For the purpose of calculating the percentage of shares beneficially owned by any stockholder, (i) the number of shares of common stock deemed outstanding "prior to the offering" assumes the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,835,714 shares of our common stock, and (ii) the number of shares of common stock outstanding after this offering (including if the underwriters' option to purchase additional shares is exercised in full) assumes the issuance by us of 6,000,000 shares of common stock to the underwriters at the closing of this offering and the issuance by us of 63,353 shares of common stock to certain members of management that are selling shares of our common stock upon the exercise of options at the closing of this offering.

Unless otherwise indicated below, the address for each named director and executive officer is c/o RealD Inc., 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210.

	Shares beneficially owned prior to this offering			Shares beneficially owned after this offering		Number of shares to be sold in over- allotment	Shares beneficially owned after over-allotment
			Number of shares to be sold in this offering
Name of beneficial owner
	Number	%		Number	%		Number	%

Principal Stockholders
Shamrock Capital Growth Fund II, L.P.(1)	7,709,250	18.5%	1,452,527	6,256,723	13.1%	300,702	5,956,021	12.5%
William D. Budinger(2)	4,200,723	10.1%	791,473	3,409,250	7.1%	163,851	3,245,399	6.8%
Directors and Executive Officers
Michael V. Lewis(3)	7,654,125	18.4%	382,706	7,271,419	15.3%	382,706	6,888,713	14.5%
Joshua Greer(4)	7,654,125	18.4%	382,706	7,271,419	15.3%	382,706	6,888,713	14.5%
Andrew Howard(5)	7,709,250	18.5%	1,452,527	6,256,723	13.1%	300,702	5,956,021	12.5%
c/o Shamrock Capital Growth Fund II, L.P.
Stephen Royer(6)	7,709,250	18.5%	1,452,527	6,256,723	13.1%	300,702	5,956,021	12.5%
c/o Shamrock Capital Growth Fund II, L.P.
William M. Budinger(7)	2,530,005	6.1%	476,687	2,053,318	4.3%	98,684	1,954,634	4.1%
Stephen Bellotti(8)	—	—	—	—	—	—	—	—
Andrew A. Skarupa(9)	967,057	2.3%	48,353	918,704	1.9%	48,353	870,351	1.8%
Joseph Peixoto(10)	1,000,000	2.3%	—	1,000,000	2.1%	—	1,000,000	2.1%
Craig S. Gatarz	—	—	—	—	—	—	—	—
Robert Mayson(11)	30,000	*	15,000	15,000	*	15,000	—	*
P. Gordon Hodge	—	—	—	—	—	—	—	—
Frank J. Biondi	—	—	—	—	—	—	—	—
James Cameron	—	—	—	—	—	—	—	—
Richard Grand-Jean	75,000	*	—	75,000	*	—	75,000	*
Sherry Lansing	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (15 Persons)	27,619,562	66.27%	2,757,980	24,861,582	52.14%	1,228,151	23,633,431	49.56%
Additional Selling Stockholders
The Susan Budinger Loncki Separate Property Trust(12)	621,547	1.5%	117,108	504,439	1.1%	24,244	480,195	1.0%
Real Big, LLC(13)	483,528	1.2%	91,103	392,425	*	18,860	373,565	*
Paul Kagan	181,323	*	34,164	147,159	*	7,072	140,087	*
Lighthouse Capital Insurance Company(14)	1,692,211	4.0%	318,835	1,373,376	2.9%	66,005	1,307,370	2.7%
Richard Huston	1,354,411	3.3%	135,441	1,218,970	2.6%	—	1,218,970	2.6%
Paul MacCaskill†	302,205	*	56,939	245,266	*	11,788	233,478	*
The Powers Trust(15)	1,122,211	2.7%	211,440	910,771	1.9%	43,772	866,999	1.8%
Pequot Endowment Fund, L.P.(16)	280,519	*	52,854	227,665	*	10,942	216,724	*
Pequot Institutional Master Fund, L.P.(17)	297,792	*	56,108	241,684	*	11,615	230,068	*
Pequot Core Global Master Fund, L.P.(18)	523,929	1.3%	98,715	425,214	*	20,436	404,778	*
Pequot Core Investors Master Fund, L.P.(19)	147,759	*	27,840	119,919	*	5,763	114,156	*

Total			4,750,000			1,612,500

*
Less than 1.0%

(1)
Consists of 7,709,250 shares of common stock issuable upon conversion of Series C mandatorily redeemable convertible preferred stock (Shamrock Shares) held by Shamrock Capital Growth Fund II, L.P. (SCGF II). Shamrock Capital Partners II, L.L.C. (SCP II) is the general partner of SCGF II. Shamrock Capital Advisors, Inc. (Shamrock) is the manager of SCGF II. Stephen Royer is the Chief Executive Officer, President and Managing

  Director of Shamrock and Executive Vice President of SCGF II. Andrew Howard is a Vice President of Shamrock. Mr. Royer and Stanley P. Gold are the managing members of SCP II and share voting and investment power over the Shamrock Shares. Shamrock, together with SCGF II and SCP II are referred to as the "Shamrock Entities." Each of Messrs. Royer, Gold and Howard disclaim beneficial ownership of the Shamrock Shares except to the extent of any indirect pecuniary interest therein. The address of the Shamrock entities is 4444 W. Lakeside Drive, Burbank, California 91505.

†
The selling stockholder is an affiliate of a registered broker-dealer. Such selling stockholder has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of the purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(2)
Consists of (i) 3,535,500 existing shares of common stock, (ii) 108,900 shares of common stock issuable upon exercise of a warrant, (iii) 375,000 shares of common stock issuable upon conversion of Series A convertible preferred stock, (iv) 181,323 shares of common stock issuable upon conversion of Series B convertible preferred stock and (v) 75,000 shares of common stock underlying options that are exercisable within 60 days of March 26, 2010. The shares indicated as owned by Mr. William D. Budinger include shares held by the William D. Budinger Revocable Trust. Mr. Budinger is the sole trustee of the trust and has sole voting and investment power over all the shares held by the trust.

(3)
The shares of common stock indicated as owned by Mr. Lewis are shares of common stock held by The Michael V. Lewis 2008 QuickGRAT. Mr. Lewis is the sole trustee of the trust and has sole voting and investment power over all of the shares held by the trust.

(4)
The shares of common stock indicated as owned by Mr. Greer are shares of common stock held by the Greer Trust. Mr. Greer and his wife, Lisa Greer, are the joint trustees of the trust and have shared voting and investment power over all of the shares held by the trust.

(5)
All shares of common stock indicated as owned by Mr. Howard are included because of his affiliation with the Shamrock Entities. See footnote 1 above. Mr. Howard disclaims beneficial ownership of all shares owned by the Shamrock Entities except to the extent of any indirect pecuniary interest therein. Mr. Howard will resign as a director effective upon the completion of this offering.

(6)
Mr. Royer is a Managing Director of Shamrock and a member of the Board of Managers of SCP II, the General Partner of SCGF II. All shares of common stock indicated as owned by Mr. Royer are included because of his affiliation with the Shamrock Entities. See footnote 1 above. Mr. Royer shares voting and investment power over the Shamrock Shares. Mr. Royer disclaims beneficial ownership of all shares owned by the Shamrock Entities except to the extent of any indirect pecuniary interest therein.

(7)
Consists of (i) 885,000 existing shares of common stock, (ii) 217,800 shares of common stock issuable upon exercise of a warrant, (iii) 1,125,000 shares of common stock issuable upon conversion of Series A convertible preferred stock and (iv) 302,205 shares of common stock issuable upon conversion of Series B convertible preferred stock. The shares indicated as owned by Mr. William M. Budinger include shares held by Torque Investments, LLC. Torque Investments, LLC is 99.0% owned by the William M. Budinger Revocable Trust and 1.0% owned by Sunnyside Investments, Inc. Mr. William M. Budinger is the sole trustee of the trust and the President of Sunnyside Investments, Inc. and has sole voting and investment power over all the shares held by Torque Investments, LLC. Mr. Budinger will resign as a director effective upon the completion of this offering.

(8)
Mr. Bellotti will resign as a director effective upon the completion of this offering.

(9)
Consists of 967,057 shares of common stock underlying options that are exercisable within 60 days of March 26, 2010.

(10)
Consists of 1,000,000 shares of common stock underlying options that are exercisable within 60 days of March 26, 2010.

(11)
Consists of 30,000 shares of common stock underlying options that are exercisable within 60 days of March 26, 2010.

(12)
Consists of (i) 150,000 existing shares of common stock, (ii) 108,900 shares of common stock issuable upon exercise of a warrant and (iii) 362,647 shares of common stock issuable upon conversion of Series B convertible preferred stock. All shares indicated as owned by The Susan Budinger Loncki Separate Property Trust are shares over which Susan Martin Budinger, as sole trustee, has sole voting and investment power.

  The address of The Susan Budinger Loncki Separate Property Trust is 5225 East Paradise Canyon Road, Paradise Valley, Arizona 85253.

(13)
Consists of 483,528 shares of common stock issuable upon conversion of Series B convertible preferred stock. All shares indicated as owned by Real Big, LLC are shares over which David L. Marrs, as manager of Real Big, LLC, has sole voting and investment power. The address of Real Big, LLC is 401 Tree Farm Drive, Carbondale, Colorado 81623.

(14)
Consists of (i) 120,000 shares of common stock, (ii) 217,800 shares of common stock issuable upon exercise of a warrant, (iii) 750,000 shares of common stock issuable upon conversion of Series A convertible preferred stock and (iv) 604,411 shares of common stock issuable upon conversion of Series B convertible preferred stock. Lighthouse Capital Insurance Company is owned by director and majority shareholder, Colin Murdoch-Muirhead, and minority shareholder, Cogent International Holdings, which is owned equally by Nick Ferris and Paul Backhouse. All shares indicated as owned by Lighthouse Capital Insurance Company are shares over which Messrs. Murdoch-Muirhead, Ferris and Backhouse have shared voting and investment power. The address of Lighthouse Capital Insurance Company is P.O. Box 69, Grand Cayman, KY1 1102, Cayman Islands.

(15)
Consists of (i) 300,000 shares of common stock, (ii) 217,800 shares of common stock issuable upon exercise of a warrant and (iii) 604,411 shares of common stock issuable upon conversion of Series B convertible preferred stock. All shares indicated as owned by The Powers Trust are shares over which William C. Powers and Carolyn C. Powers, as joint trustees, have shared voting and investment power. The address of The Powers Trust is 2012 The Strand, Manhattan Beach, California 90266.

(16)
Consists of 280,519 shares of common stock issuable upon conversion of Series D convertible preferred stock. Pequot Endowment Fund, L.P. is controlled by Pequot Capital Management, Inc. (Pequot). Pequot is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Arthur J. Samberg is the sole shareholder of Pequot and has sole voting and investment power with respect to securities in Pequot's clients' accounts. Mr. Samberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. The address of Pequot is 187 Danbury Road, Wilton, Connecticut 06897.

(17)
Consists of 297,792 shares of common stock issuable upon conversion of Series D convertible preferred stock. Pequot Institutional Master Fund, L.P. is controlled by Pequot. Pequot is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Arthur J. Samberg is the sole shareholder of Pequot and has sole voting and investment power with respect to securities in Pequot's clients' accounts. Mr. Samberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. The address of Pequot is 187 Danbury Road, Wilton, Connecticut 06897.

(18)
Consists of 523,929 shares of common stock issuable upon conversion of Series D convertible preferred stock. Pequot Core Global Master Fund, L.P. is controlled by Pequot. Pequot is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Arthur J. Samberg is the sole shareholder of Pequot and has sole voting and investment power with respect to securities in Pequot's clients' accounts. Mr. Samberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. The address of Pequot is 187 Danbury Road, Wilton, Connecticut 06897.

(19)
Consists of 147,759 shares of common stock issuable upon conversion of Series D convertible preferred stock. Pequot Core Investors Master Fund, L.P. is controlled by Pequot. Pequot is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Arthur J. Samberg is the sole shareholder of Pequot and has sole voting and investment power with respect to securities in Pequot's clients' accounts. Mr. Samberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. The address of Pequot is 187 Danbury Road, Wilton, Connecticut 06897.

Description of capital stock

General

The following description of capital stock summarizes provisions of our certificate of incorporation and our bylaws as they will become effective immediately upon the completion of this offering. As of the date of this prospectus, our authorized capital consists of 150,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

The following description of the material provisions of our capital stock and our certificate of incorporation, bylaws and other agreements with and among our stockholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our certificate of incorporation, bylaws and other agreements. You should refer to our certificate of incorporation, bylaws and related agreements included as exhibits to the registration statement of which this prospectus is a part.

Common stock

As of March 26, 2010, there were 24,690,954 shares of common stock outstanding, held of record by 33 stockholders.

Voting rights

Holders of common stock are entitled to one vote per share on any matter to be voted upon by our stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend rights

The holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation rights

Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated preferred stock

Under the certificate of incorporation that will become effective immediately upon the completion of this offering, the board of directors will have authority to issue undesignated preferred stock without stockholder approval, subject to applicable law and listing exchange standards. The board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.

Options and warrants to purchase common stock

As of March 26, 2010, we had 5,513,869 shares of common stock subject to options we have issued to our directors, officers, employees and consultants at an exercise price range from approximately $0.06667 to $10.00 and a range of expiration dates from July 2014 through October 2019. As of March 26, 2010, we had options to purchase an aggregate of 3,668,340 shares of common stock outstanding that were issued to some of our motion picture exhibitor licensees, each at an exercise price of approximately $0.00667 and a range of expiration dates from October 2018 through May 2019. As of March 26, 2010, 407,593 of the motion picture stock options had vested. As of March 26, 2010, we also had 1,089,000 outstanding warrants to purchase common stock, all of which were exercisable at an exercise price of approximately $0.83 and expire on March 15, 2016.

Registration rights

In December 2007, we entered into an amended and restated investors' rights agreement with Shamrock, Pequot, Messrs. Lewis and Greer and certain other security holders, which was amended in June 2010.

Under the investors' rights agreement, as amended, the holders of (i) 20,498,749 shares of common stock, including Messrs. Lewis and Greer, (ii) 16,835,714 shares of common stock issuable upon conversion of convertible preferred stock, (iii) 2,004,869 shares of common stock issuable upon exercise of options and (iv) 871,200 shares of common stock issuable upon exercise of warrants possess certain rights with respect to the registration of these shares under the Securities Act.

Demand registration rights

If we register any shares of common stock under the Securities Act in connection with a public offering, SCGF II may request, at any time after the six month anniversary of the effective date of such offering, that we file a registration statement covering the registration of the securities subject to such request, provided that the anticipated aggregate public offering price of the securities subject to such request (before any underwriting discounts and commissions) is in excess of $20.0 million. We are only required to effect two such demand registrations. We may also postpone the filing of any such registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We may further postpone any demand registration if we intend to register any shares of common stock under the Securities Act in connection with a public offering within 90 days of such demand registration request until 180 days after the effective date of the registration statement for such public offering, provided that we are actively employing in good faith reasonable best efforts to cause such registration statement to become effective. If we register any shares of our stock under the Securities Act solely for cash, certain security holders have the right to include in such registration the shares of common stock held by them, subject to specified exemptions.

Piggyback registration rights

If we register any shares pursuant to a demand registration by SCGF II and SCGF II has included the participation of other security holders as part of such registration, the stockholders with such piggyback registration rights have the right to include in such registration the shares of common stock held by them, subject to specified exceptions. The underwriters of any offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. If the total amount of shares of common stock these stockholders wish to include exceeds the total amount of shares which the underwriters determine the stockholders may sell in the offering, the shares to be included in the registration will be subject to cutbacks as specified in the amended and restated investors' rights agreement.

Form S-3 registration rights

If we are eligible to file a registration statement on Form S-3, any security holder (other than Messrs. Lewis and Greer) may request that we register their shares of common stock for resale on a Form S-3 registration statement, provided that the total price of the shares to be offered to the public is not less than $2.0 million. We may also postpone the filing of any such registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We are also not obligated to file a Form S-3 registration statement if we have already effected two registrations on Form S-3 within the 12-month period preceding the date of such request or in any jurisdiction where we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Provisions of Delaware law and our certificate of incorporation and amended and restated bylaws with anti-takeover implications

Certain provisions of Delaware law, our certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering contain provisions that are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a three-year period following the date the person became an interested stockholder unless:

•
before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15.0% or more of the corporation's voting stock. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. The provisions of Delaware law could have the effect of deferring, delaying or discouraging hostile takeovers, and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders otherwise deem to be in their best interests.

Certificate of incorporation and bylaw provisions

Our certificate of incorporation and bylaws will, upon the completion of this offering, contain some provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholder's best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

No Stockholder Action by Written Consent.    Our bylaws provide, and our certificate of incorporation will provide upon the completion of this offering, that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Notwithstanding the foregoing, we will hold an annual meeting of stockholders in accordance with NYSE rules, for so long as our shares are listed on the NYSE, and as otherwise required by the bylaws. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of Stockholders.    Our bylaws provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders. Additionally, only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.    Our bylaws provide that, effective upon the completion of this offering, stockholders must follow an advance notice procedure to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Additionally, our bylaws will provide that any vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office.

Amendment to Bylaws and Certificate of Incorporation.    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Certain provisions of our certificate of incorporation, including those related to our capital stock, director removal, stockholder action, rights of indemnification and amendments, may only be amended by the affirmative vote of at least 80.0% the then outstanding stock entitled to vote. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in our certificate of incorporation or under Delaware law, without further stockholder action.

Undesignated Preferred Stock.    Without stockholder approval, our board of directors may authorize the issuance of one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Limitations of director liability and indemnification directors, officers and employees

As permitted by Delaware law, provisions in our certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

Our certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law and, as described under "Certain relationships and related transactions," we have entered into indemnification agreements with each of our directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, your investment in our stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

The NYSE

We will apply to have our common stock listed on the NYSE under the symbol "RLD."

Transfer agent and registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

 Shares eligible for future sale

Upon the completion of this offering, and assuming (i) the conversion of all outstanding shares of convertible preferred stock into 16,835,714 shares of common stock upon the completion of this offering and (ii) the exercise by selling stockholders of options to purchase an aggregate of 63,353 shares of common stock upon the completion of this offering, we will have 49,202,521 shares of our common stock outstanding (including if the underwriters' option to purchase additional shares is exercised in full). Of these shares, the 10,750,000 shares sold in this offering, or 1,612,500 shares of the underwriters' over-allotment option exercised in full will be freely tradable, without restriction, in the public market. In addition, approximately 1,509,165 shares will also be freely tradeable, without restriction, in the public market.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•
1,509,165 shares will be eligible for sale, without restriction, upon the completion of this offering; and

•
35,405,856 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, which is subject to extension in some circumstances, (i) 12,732,558 shares of which may be sold without restriction and (ii) 22,673,298 shares of which are currently held by directors, executive officers and other affiliates and may be sold subject to volume and other limitations under Rule 144.

In addition, upon the completion of this offering, we will have outstanding options to purchase an aggregate of 5,450,516 shares of common stock, outstanding warrants to purchase an aggregate of 1,089,000 shares of common stock and outstanding motion picture exhibitor options to purchase an aggregate of 3,668,340 shares of common stock.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•
1.0% of the number of shares of common stock then outstanding, which will equal approximately 475,900 shares immediately after this offering; or

•
The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock under our equity incentive plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for resale in the public market, unless such shares are subject to vesting restrictions by us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to our affiliates under Rule 144.

Lock-up agreements

Holders of 35,405,856 shares of our common stock, on an as-converted basis, are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, other than sales of shares of common stock in this offering.

For a description of the lock-up agreements with the underwriters that restrict us, our directors, our executive officers and certain of our other stockholders, see "Underwriting—No sales of similar securities."

Registration rights

For a description of registration rights with respect to our common stock, see "Description of capital stock—Registration rights."

Material United States federal tax considerations

The following is a general discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering. This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular stockholders in light of their individual investment circumstances or to certain types of stockholders subject to special tax rules, including partnerships, S-corporations or other pass-through entities, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, persons who use or are required to use mark-to-market accounting, United States Holders (as that term is defined below) that have a functional currency other than the United States dollar, persons that hold our shares as part of a "straddle," a "hedge" or a "conversion transaction," investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address any tax considerations under state, local or non-United States tax laws, or United States federal laws other than those pertaining to the United States federal income tax that may apply to holders of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the "IRS") with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that investors will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment).

For purposes of this discussion, the term "United States Holder" means a beneficial owner of our shares that is one of the following:

•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is subject to United States federal income tax regardless of its source; or

•
a trust if (i) its administration is subject to the primary supervision of a court within the United States, and one or more United States persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

For purposes of this discussion, the term "Non-United States Holder" means a beneficial owner of our shares that is not a United States Holder or a partnership or other entity treated as a partnership for United States federal income tax purposes. If a partnership (or entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is not tax advice. Prospective investors are urged to consult their own tax advisor regarding the United States federal, state and local, and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Taxation of United States holders

Dividends and distributions

Distributions paid to United States Holders will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under "Taxation of United States Holders—Sale or Other Taxable Disposition of Common Stock."

Any dividends we pay to a United States Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Under current legislation, dividend income may be taxed to a non-corporate United States Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. The legislation providing for this long term capital gains treatment is scheduled to expire on December 31, 2010, at which time, unless such legislation is extended, dividends received by a non-corporate United States Holder will generally be taxed at ordinary income rates.

Sale or other taxable disposition of common stock

A United States Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between the amount realized from the sale, exchange or other taxable disposition and the holders adjusted tax basis in the common stock. A holder's initial tax basis in the common stock generally will equal the holder's acquisition cost. Such capital gain or loss will be long-term capital gain or loss if the holding period for the disposed of common stock exceeds one year.

For a non-corporate United States Holder, the current maximum United States federal income tax rate applicable to long term capital gains is generally 15%. The legislation providing for this 15% rate is scheduled to expire on December 31, 2010, at which time, unless such legislation is extended, the rate applicable to long term capital gains from the sale or exchange of common stock for United States federal income tax purposes will generally increase to 20.0%. There can be no assurance that long term capital gain attributable to the sale or exchange of our common stock recognized after 2010 will be taxed at 15.0% for United States federal income tax purposes. If a non-corporate United States Holder's holding period for the disposed of common stock is one year or less, any recognized gain will generally be subject to United States federal income tax at the same rate as ordinary income (the maximum rate of which is currently 35.0% and scheduled to increase to 39.6% after 2010).

The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. United States Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital loss in excess of capital gain is not deductible. Corporations, however, generally may carry back capital losses up to three taxable years and carry-forward capital losses up to five taxable years.

Information reporting and backup withholding

A United States Holder may be subject, under certain circumstances, to information reporting and backup withholding, currently at the rate of 28%, with respect to the payment of dividends and the gross proceeds from the sale, redemption, or other disposition of our common stock. Certain persons are exempt from information reporting and backup withholding. Under the backup withholding rules, a United States Holder may be subject to backup withholding unless the United States Holder is an exempt recipient and, when required, demonstrates this fact; or provides a taxpayer identification number and makes certain certifications on IRS Form W-9 that the United States Holder is not subject to backup withholding, and otherwise complies with the applicable requirements. A United States Holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a United States Holder's federal income tax liability, if any, provided that the required procedures are followed. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

New legislation relating to unearned income Medicare contribution

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of non-United States holders

Dividends and distributions

In general, distributions paid to a Non-United States Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles) will be treated as dividends and will be subject to United States withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-United States Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-United States Holder's basis in its shares of common stock, and to the extent it exceeds the Non-United States Holders basis, as capital gain (see "Taxation of Non-United States Holders—Sale or other taxable disposition of common stock" below).

A Non-United States Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-United States Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Non-United States Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-United States Holder's United States trade or business generally will not be subject to United States withholding tax if the Non-United States Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to United States federal income tax on a net income basis in generally the same manner as if the Non-United States Holder were a resident of the United States. A corporate Non-United States Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.

Sale or other taxable disposition of common stock

In general, a Non-United States Holder will not be subject to United States federal income tax on any gain realized upon the sale or other taxable disposition of the Non-United States Holder's shares of common stock unless:

(i)    the gain is effectively connected with a trade or business carried on by the Non-United States Holder within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-United States Holder in the United States);

(ii)   the Non-United States Holder is a non-resident alien individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-United States Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-United States Holder owns, or is treated as owning, more than five percent of our common stock.

Net gain realized by a Non-United States Holder described in clause (i) above generally will be subject to United States federal income tax in generally the same manner as if the Non-United States Holder were a resident of the United States. Any gains of a corporate Non-United States Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-United States Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each Non-United States Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-United States Holder's conduct of a trade of business within the United States or withholding was reduced or eliminated by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-United States Holder's country of residence.

Dividends paid to a Non-United States Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the

Non-United States Holder certifies as to its foreign status, which certification may generally be made on IRS Form W-8BEN, or certain other requirements are met.

Payment of the proceeds from the sale or other disposition of common stock by a Non-United States Holder effected by or through a United States office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-United States Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-United States Holder or otherwise establishes an exemption. Payment of the proceeds from a disposition of common stock by a Non-United States Holder effected through a non-United States office of a non-United States broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-United States Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-United States Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Underwriting

J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters and joint book-running managers of this offering. William Blair & Company, L.L.C. is serving as co-lead manager. Subject to the terms and conditions of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.

Total	10,750,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Option to purchase additional shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate 1,612,500 of additional shares of common stock at the public offering price, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Commissions and discounts

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option assuming an initial public offering price of $14.00 (the mid-point of the estimated public offering price range set forth on the front cover of this prospectus).

	Paid by Us		Paid by the selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per Share

Total

In addition, we estimate that our expenses for this offering, other than underwriting discounts and commissions payable by us, will be approximately $3.5 million.

Public offering price

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after this offering the shares will not trade in the market above their initial offering price.

No sales of similar securities

We, the selling stockholders, all of our directors and officers and holders of 35,405,856 shares of our common stock, on an as-converted basis, have agreed that, subject to exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock; or

•
make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•
during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price stabilization, short positions and penalty bids

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Indemnification

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities under the Securities Act, including liabilities arising out of or based upon certain material misstatements or omissions. If we, the selling stockholders or the underwriters are unable to provide this indemnification, we, the selling stockholders or the underwriters, as applicable, will contribute to payments the other party or parties may be required to make in respect of those liabilities.

Electronic distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Directed share program

At our request, the underwriters have reserved up to 7% of the shares for sale at the initial public offering price to directors, officers, employees, business associates and other persons associated with us through a directed share program. The sale of the directed shares to participants in the program will be made by Piper Jaffray & Co. and BMO Capital Markets Corp. The number of shares available for sale to the public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered by this prospectus. We have agreed to indemnify Piper Jaffray & Co., BMO Capital Markets Corp. and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

Selling restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)   it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)   in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired is not treated under the Prospectus Directive as having been made to such persons.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the share of our common stock or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of shares of our common stock in Australia is made on the condition that the recipient is a "sophisticated investor" within the meaning of section 708(8) of the Act or a "professional investor" within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for 'Small-Scale Offerings' (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•
the sale is pursuant to an offer received outside Australia or is made to a "sophisticated investor" within the meaning of 708(8) of the Act or a "professional investor" within the meaning of section 708(11) of the Act; or

•
it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Notice to prospective investors in India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Korea

Shares of our common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of our common stock have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Legal matters

Our counsel, Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California, will pass on the validity of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Los Angeles, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 27, 2009 and March 26, 2010, and for each of the three years in the period ended March 26, 2010, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC's Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above.

Index to financial statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of March 27, 2009 and March 26, 2010	F-3
Consolidated statements of operations for the years ended March 31, 2008, March 27, 2009 and March 26, 2010	F-4
Consolidated statements of changes in mandatorily redeemable convertible preferred stock and equity (deficit) for the years ended March 31, 2008, March 27, 2009 and March 26, 2010	F-5
Consolidated statements of cash flows for the years ended March 31, 2008, March 27, 2009 and March 26, 2010	F-7
Notes to consolidated financial statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of RealD Inc.

We have audited the accompanying consolidated balance sheets of RealD Inc. as of March 27, 2009 and March 26, 2010, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and equity (deficit), and cash flows for each of the three years in the period ended March 26, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RealD Inc. at March 27, 2009 and March 26, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 26, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, RealD Inc. changed its method of accounting for noncontrolling interest with the adoption of the guidance originally issued in FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (codified in FASB ASC Topic 810, Consolidation) effective March 28, 2009.

/s/ Ernst & Young LLP

Los Angeles, California
May 26, 2010
except for the stock split
paragraph of Note 1 and the
subsequent events paragraphs for
reincorporation, noncontrolling interest
and credit agreement of Note 14,
as to which the date is June 28, 2010.

RealD Inc.

Consolidated balance sheets

(in thousands, except share and per share data)

	March 27, 2009	March 26, 2010	Pro forma as of March 26, 2010

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,704	$13,134	$
Accounts receivable, net	11,264	51,184
Inventories	2,514	6,539
Deferred costs-eyewear	8,786	1,842
Deferred income taxes	1,271	4,349
Prepaid expenses and other current assets	457	1,128

Total current assets	39,996	78,176	—
Property and equipment, net	1,088	2,558
Cinema systems, net	17,792	40,623
Digital projectors, net-held for sale	24,671	25,521
Goodwill	10,657	10,657
Other intangibles, net	2,239	2,024
Other assets	105	2,587

Total assets	$96,548	$162,146	$—
Liabilities, mandatorily redeemable convertible preferred stock and equity (deficit)
Current liabilities:
Accounts payable	$12,694	$37,625	$—
Accrued expenses	5,880	24,608
Deferred revenue	28,604	19,430
Credit facility agreement	—	20,066
Income taxes payable	18	1,254
Current portion of long-term debt	2,357	9,299

Total current liabilities	49,553	112,282	—
Credit facility agreement	4,983	—
Deferred revenue, net of current portion	8,186	14,144
Virtual print fee liability and customer deposits	6,518	8,331
Long-term debt, net of current portion	7,523	2,031
Deferred tax liability	1,271	4,413
Commitments and contingencies
Series C mandatorily redeemable convertible preferred stock, no par value, 5,139,500 shares authorized; 5,139,500 shares issued and outstanding; $17.025 redemption value per share at March 27, 2009 and March 26, 2010, respectively, and no shares outstanding pro forma (unaudited)	50,459	62,831	—
Equity (deficit)
Series A convertible preferred stock, no par value, 3,000,000 shares authorized; 2,000,000 shares issued and outstanding at March 27, 2009 and March 26, 2010, respectively, and no shares outstanding pro forma (unaudited)	1,978	1,978	—
Series B convertible preferred stock, no par value, 2,417,647 shares authorized; 2,417,644 shares issued and outstanding at March 27, 2009, and March 26, 2010, respectively, and no shares outstanding pro forma (unaudited)	2,970	2,970	—
Series D convertible preferred stock, no par value, 1,666,667 shares authorized; 1,666,667 shares issued and outstanding at March 27, 2009 and March 26, 2010, respectively, and no shares outstanding pro forma (unaudited)	19,952	19,952	—
Common stock, no par value, 52,699,999 shares authorized; 24,172,373 and 24,690,954 shares issued and outstanding at March 27, 2009 and March 26, 2010, respectively, and 41,526,668 shares outstanding pro forma (unaudited)	26,191	68,371	156,102
Other accumulated comprehensive loss	—	—	—
Accumulated deficit	(86,066)	(137,291)	(137,291)

Total RealD Inc. stockholders' deficit	(34,975)	(44,020)	18,811
Noncontrolling interest	3,030	2,134	2,134

Total equity (deficit)	(31,945)	(41,886)	$20,945

Total liabilities, mandatorily redeemable convertible preferred stock and equity (deficit)	$96,548	$162,146

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of operations
(in thousands, except share and per share data)

	Year Ended
	March 31, 2008	March 27, 2009	March 26, 2010

Revenue:
Licensing	$10,646	$12,742	$40,914
Product and other	12,732	26,933	108,932

Total revenue	23,378	39,675	149,846
Cost of revenue:
Licensing	4,544	4,944	9,452
Product and other	8,956	22,163	131,151

Total cost of revenue	13,500	27,107	140,603

Gross margin	9,878	12,568	9,243
Operating expenses:
Research and development	11,166	8,915	11,021
Selling and marketing	7,311	11,009	16,811
General and administrative	8,006	7,940	15,638

Total operating expenses	26,483	27,864	43,470

Operating loss	(16,605)	(15,296)	(34,227)
Interest expense	(1,257)	(949)	(1,730)
Other income (loss)	(7)	100	(1,112)

Loss from continuing operations before income taxes	(17,869)	(16,145)	(37,069)
Income tax expense	20	219	2,680

Loss from continuing operations	(17,889)	(16,364)	(39,749)
Discontinued operations:
Loss from operations, net of tax	(508)	—	—
Loss on sale of discontinued operations, net of tax	(11,288)	—	—

Discontinued operations, net of tax	(11,796)	—	—

Net loss	(29,685)	(16,364)	(39,749)
Net loss attributable to noncontrolling interest	421	727	896
Accretion of preferred stock	(8,001)	(9,826)	$(12,372)

Net loss attributable to RealD Inc. common stockholders	$(37,265)	$(25,463)	$(51,225)

Basic and diluted loss per share of common stock:
Continuing operations	$(1.07)	$(1.06)	$(2.09)
Discontinued operations	$(0.50)	$—	$—

Basic and diluted loss per share of common stock	$(1.57)	$(1.06)	$(2.09)
Shares used in computing basic and diluted loss per share of common stock	23,713,455	24,026,728	24,500,173
Pro forma basic and diluted loss per share of common stock (unaudited)			$(0.94)
Shares used in computing pro forma basic and diluted loss per share of common stock (unaudited)			41,335,887

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of changes in
mandatorily redeemable convertible preferred stock and equity (deficit)
(in thousands, except share data)

	Mandatorily redeemable convertible preferred stock		Equity (deficit)
			Convertible preferred stock
	Series C		Series A		Series B		Series D		Common stock		Accumulated other comprehensive loss			Total equity (deficit)
												Accumulated deficit	Noncontrolling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, March 31, 2007	5,139,500	$32,632	2,000,000	$1,978	2,417,644	$2,970	—	$—	23,193,750	$15,018	$(47)	$(23,338)	$ 4,628	$ 1,209
Issuance of common stock	—	—	—	—	—	—	—	—	240,000	800	—	—	—	800
Issuance of preferred stock,
(net of issuance cost of $47,825)	—	—	—	—	—	—	1,666,667	19,952	—	—	—	—	—	19,952
Accretion of Series C preferred stock	—	8,001	—	—	—	—	—	—	—	—	—	(8,001)	—	(8,001)
Share-based compensation	—	—	—	—	—	—	—	—	—	1,507	—	—	—	1,507
Exercise of stock options	—	—	—	—	—	—	—	—	114,874	38	—	—	—	38
Exercise of warrants	—	—	—	—	—	—	—	—	360,000	24	—	—	—	24
Noncontrolling interest contribution	—	—	—	—	—	—	—	—	—	—	—	—	1,792	1,792
Noncontrolling interest related to discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	(2,248)	(2,248)
Comprehensive loss:														—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	47	—	—	47
Net loss	—	—	—	—	—	—	—	—	—	—	—	(29,264)	(421)	(29,685)

Total comprehensive loss														(29,638)

Balance, March 31, 2008	5,139,500	$40,633	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	23,908,624	$17,387	$—	$(60,603)	$3,751	$(14,565)
Issuance of common stock	—	—	—	—	—	—	—	—	199,999	1,986	—	—	—	1,986
Accretion of Series C preferred stock	—	9,826	—	—	—	—	—	—	—	—	—	(9,826)	—	(9,826)
Share-based compensation	—	—	—	—	—	—	—	—	—	1,932	—	—	—	1,932
Motion picture exhibitor option reduction in revenue	—	—	—	—	—	—	—	—	—	4,878	—	—	—	4,878
Exercise of stock options	—	—	—	—	—	—	—	—	63,750	8	—	—	—	8
Noncontrolling interest contribution	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(15,637)	(727)	(16,364)

Total comprehensive loss														(16,364)

	Mandatorily redeemable convertible preferred stock		Equity (deficit)
			Convertible preferred stock
	Series C		Series A		Series B		Series D		Common stock					Total equity (deficit)
											Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, March 27, 2009	5,139,500	$50,459	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	24,172,373	$26,191	$—	$(86,066)	$3,030	$(31,945)
Accretion of Series C preferred stock	—	12,372	—	—	—	—	—	—	—	—	—	(12,372)	—	(12,372)
Share-based compensation	—	—	—	—	—	—	—	—	—	2,909	—	—	—	2,909
Motion picture exhibitor option reduction in revenue	—	—	—	—	—	—	—	—	—	39,234	—	—	—	39,234
Exercise of stock options	—	—	—	—	—	—	—	—	518,581	37	—	—	—	37
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(38,853)	(896)	(39,749)

Total comprehensive loss														(39,749)

Balance, March 26, 2010	5,139,500	$62,831	2,000,000	$1,978	2,417,644	$2,970	1,666,667	$19,952	24,690,954	$68,371	$—	$(137,291)	$2,134	$(41,886)

See accompanying notes to consolidated financial statements

RealD Inc.
Consolidated statements of cash flows
(in thousands)

	Year ended
	March 31, 2008	March 27, 2009	March 26, 2010

Cash flows from operating activities
Net loss	$(29,685)	$(16,364)	$(39,749)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,296	5,598	7,952
Deferred income taxes	—	26	1,387
Non-cash interest expense	—	669	1,245
Non-cash stock compensation	1,507	1,932	2,909
Motion picture exhibitor option reduction in revenue	—	4,878	39,234
Gain on sale of digital projectors	—	—	(173)
Impairment of long-lived assets	4,261	2,037	426
Loss on sale of ColorLink Japan	11,288	—	—
Changes in operating assets and liabilities:
Accounts receivable	5,877	(5,804)	(40,082)
Inventories	1,155	(1,686)	(4,025)
Prepaid expenses and other current assets	(307)	161	(671)
Deferred costs—eyewear	(2,400)	(6,386)	6,944
Other assets	40	(50)	(2,482)
Accounts payable	(5,493)	10,791	24,943
Accrued expenses	172	(1,504)	16,951
Virtual print fee liability and customer deposits	652	5,866	2,306
Income taxes payable	(734)	(8)	1,236
Deferred revenue	6,788	9,978	(3,216)

Net cash provided by (used in) operating activities	(1,583)	10,134	15,135
Cash flows from investing activities
Purchases of property and equipment	(307)	(502)	(2,037)
Purchases of cinema systems and related components	(8,122)	(5,394)	(27,462)
Purchases of digital projectors	(4,469)	(6,176)	(662)
Purchase of intangible assets	—	(35)	—
Proceeds from sale of digital projectors	—	—	525
Proceeds from sale of ColorLink Japan, net of cash sold	2,910	—	—

Net cash used in investing activities	(9,988)	(12,107)	(29,636)
Cash flows from financing activities
Noncontrolling interest capital contribution	1,606	6	—
Proceeds from credit facility agreement—term loan	—	3,493	10,000
Repayments of long-term debt	(8,255)	(2,241)	(3,106)
Proceeds from issuance of Series D preferred shares, net	19,952	—	—
Proceeds from credit facility agreement—revolving credit facility	10,538	4,977	5,000
Repayments on credit facility agreement—revolving credit facility	(11,312)	—	—
Proceeds from exercise of stock options	38	8	37
Proceeds from exercise of warrants	24	—	—
Proceeds from issuance of common stock	800	1,986	—

Net cash provided by financing activities	13,391	8,229	11,931

Net increase (decrease) in cash and cash equivalents	1,820	6,256	(2,570)
Cash and cash equivalents, beginning of year	7,628	9,448	15,704

Cash and cash equivalents, end of year	$9,448	$15,704	$13,134

Supplemental disclosures of cash flow information
Accretion of Series C preferred stock	$8,001	$9,826	$12,372
Cash payments for income taxes	$151	$46	$57
Cash payments for interest expense	$691	$390	$485
Digital projectors purchased in exchange for notes	$1,896	$—	$4,005
Digital projectors contributed by noncontrolling interest partner	$186	$—	$—

See accompanying notes to consolidated financial statements

RealD Inc.
Notes to consolidated financial statements

1.     Business and basis of presentation

RealD Inc., including its subsidiaries (RealD), is a global licensor of stereoscopic 3D technologies.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The consolidated financial statements include the accounts of RealD, its wholly owned subsidiaries and its majority owned subsidiaries. We do not have any interests in variable interest entities. For consolidated subsidiaries that are not wholly owned but are majority owned, the subsidiaries' assets, liabilities, and operating results are included in their entirety in the accompanying consolidated financial statements. The noncontrolling interests in those assets, liabilities, and operations are reflected as non-controlling interests in the consolidated balance sheets under equity (deficit) and consolidated statements of operations. Effective January 1, 2009, we adopted a newly issued accounting standard for noncontrolling interests. In accordance with the accounting standard, we have retrospectively applied the presentation and disclosure requirements by recharacterizing previously reported minority interests as noncontrolling interests and classifying noncontrolling interests as a component of equity (deficit) in our consolidated balance sheets. The adoption of this standard did not have a material effect on our financial position or results of operations.

On March 6, 2007, Digital Link II, LLC (Digital Link II) was formed between Ballantyne of Omaha, Inc. and RealD with member interests of 44.4% and 55.6%, respectively. Digital Link II was formed to fund the deployment of digital projector systems and servers to third-party exhibitors.

All significant intercompany balances and transactions have been eliminated in consolidation.

On June 28, 2010, we effected a split of our common stock, which resulted in each share of our common stock splitting into one and one-half shares (or a 1-for-1.5 forward split). The accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively restated to reflect the stock split for all periods presented.

2.     Summary of significant accounting policies

Accounting period

Effective April 1, 2008, our fiscal year consists of four 13-week periods for a total of 52 weeks. The fiscal year for 2010 ended on March 26, 2010. The fiscal year for 2009 ended on March 27, 2009. For fiscal year 2008, our fiscal year began on April 1, 2007 and ended on March 31, 2008.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Unaudited pro forma information

Upon the consummation of the contemplated initial public offering, all of the outstanding shares of Series A, B and D convertible preferred stock and Series C mandatorily redeemable convertible preferred stock will automatically convert into shares of common stock. We prepared the unaudited pro forma total equity as of March 26, 2010 assuming the conversion of all outstanding convertible preferred stock as of that date into 16,835,714 shares of our common stock. We computed the unaudited pro forma loss per share of common stock for the year ended March 26, 2010 using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the respective period.

Net loss per share of common stock

Basic loss per share of common stock is computed by dividing the net loss attributable to RealD common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Because the holders of our convertible preferred stock are entitled to participate in dividends and earnings of our company, we would apply the two-class method in calculating our earnings per share for periods when we generate net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock is not contractually obligated to share in our losses, no such allocation was made for any period presented given our net losses. Diluted loss per share of common stock adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants and convertible preferred stock were exercised or converted into common stock. Diluted loss per share of common stock is the same as basic loss per share of common stock for all periods presented because the effects of potentially dilutive items were anti-dilutive given our net losses.

The calculation of the basic and diluted loss per share of common stock for the years ended March 26, 2010, March 27, 2009 and March 31, 2008 was as follows.

	Year Ended
(in thousands, except share and per share data):	March 31, 2008	March 27, 2009	March 26, 2010

Numerator:
Numerator for basic and diluted loss attributable to RealD common stockholders from continuing operations	$(25,469)	$(25,463)	$(51,225)
Numerator for basic and diluted loss attributable to RealD common stockholders from discontinued operations	(11,796)	—	—
Denominator:
Weighted average number of common shares outstanding	23,713,455	24,026,728	24,500,173
Basic and diluted loss per common share
Continuing operations	$(1.07)	$(1.06)	$(2.09)
Discontinued operations	(0.50)	—	—

Basic and diluted loss per common share	$(1.57)	$(1.06)	$(2.09)

The following table shows the weighted-average number of anti-dilutive shares excluded from the calculation of diluted loss per common share for each period presented:

	Years ended
	March 31, 2008	March 27, 2009	March 26, 2010

Options and warrants to purchase common stock	6,107,133	6,290,799	6,602,874
Conversion of convertible preferred stock	15,006,949	16,835,714	16,835,714

Total	21,114,082	23,126,513	23,438,588

The above anti-dilution table excludes 3,260,747 motion picture exhibitor options that vest upon the achievement of screen installation targets because the targets were not met as of March 26, 2010. During the three months ended March 26, 2010, 407,593 motion picture exhibitor options vested, the effect of which is included in the above anti-dilution table.

Unaudited pro forma loss per share of common stock

Pro forma basic and diluted loss per common share have been computed to give effect to the conversion of all currently outstanding convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the respective periods:

Year ended
(dollars in thousands, except per share data)	March 26, 2010

Net loss attributable to RealD common stockholders	$(51,225)
Accretion of redeemable convertible preferred stock	12,372

Pro forma net loss	(38,853)

Weighted-average common shares outstanding	24,500,173
Assumed effect of conversion of convertible preferred stock	16,835,714

Pro forma weighted-average common stock outstanding	41,335,887

Pro forma basic and diluted loss per share of common stock	$(0.94)

Fair value measurements

Our financial assets and liabilities are measured and reported in accordance with Accounting Standards Codification Topic (ASC) 820-10, Fair Value Accounting (ASC 820), which provides a common definition of fair value and establishes a framework to make the measurement of fair value in U.S. GAAP more consistent and comparable. This guidance also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value be classified and disclosed in the following three categories:

•
Level 1—Quoted prices for identical instruments in active markets.

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our financial assets and liabilities, which include financial instruments as defined by ASC 820, include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and derivatives. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are a reasonable approximation of fair value due to the short maturities of these instruments. The carrying amount of long-term debt approximates fair value based on borrowing rates currently available to us. The carrying amount of our derivative instruments is recorded at fair value and is determined based on observable inputs that are corroborated by market data (Level 2).

As of March 26, 2010 and March 27, 2009, the fair values of our financial assets and liabilities that were carried at fair value on a recurring basis were not significant.

Derivative instruments

Our assets and liabilities associated with derivative instruments are recorded at fair value in other current assets or other current liabilities, respectively, in the consolidated balance sheets. Changes in fair value are reported as a component of other income or loss on our consolidated statements of operations. For all periods presented, none of our derivative instruments were designated as hedging instruments. We do not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes.

We purchase foreign currency forward contracts, generally with maturities of six months or less, to reduce the volatility of cash flows primarily related to forecasted payments and expenses denominated in certain foreign currencies. As of March 26, 2010, our foreign currency forward contracts were classified as Level 2 fair value instruments. As of March 26, 2010, we had outstanding forward contracts based in British pound sterling, Canadian dollars and the Euro with notional amounts totaling $3.7 million. We had no forward contracts outstanding as of March 27, 2009. For all periods presented, the net realized and unrealized gains and losses related to forward contracts were not significant.

Cash equivalents

We consider cash equivalents to be only those investments that are highly liquid, readily convertible into cash and which mature within three months from the date of purchase.

Accounts receivable

We extend credit to our customers, who are primarily in the movie production and exhibition businesses. We provide for the estimated accounts receivable that will not be collected. These estimates are based on an analysis of historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in the customers' payment terms and their economic condition. Collection of accounts receivable may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. The allowance for doubtful accounts and customer credits totaled $1.2 million and $0.6 million as of March 26, 2010 and March 27, 2009, respectively.

Inventories and deferred costs-eyewear

Inventories and deferred costs-eyewear represent eyewear and are substantially all finished goods. Inventories and deferred costs-eyewear are valued at the lower of cost (first-in, first-out method) or market value. At each balance sheet date, we evaluate ending inventories and deferred costs-eyewear for net realizable value. We also evaluate inventories for excess quantities and obsolescence. These evaluations include analyses of expected future average selling prices, projections of future demand and technology changes. In order to state inventories at lower of cost or market, we maintain reserves against such inventories. If our analyses indicate that market is lower than cost, a write-down of inventories is recorded in cost of revenue in the period the loss is identified. During fiscal 2010, we recorded inventory impairments of $4.8 million as a result of our net realizable value analyses. There were no significant inventory impairments for fiscal 2009 and 2008. Additionally, if future demand or market conditions are less favorable than our projections, a write-down of inventories and deferred costs-eyewear may be required, and would be recorded in cost of revenue in the period the loss is identified. Deferred costs-eyewear represents RealD eyewear in transit to or located at the motion picture exhibitor and include amounts for the cost of eyewear where the revenue for the sale or usage of such eyewear has not yet been recognized. Deferred costs-eyewear include only materials cost as all other inventory related costs such as direct labor and overhead costs are not significant because we do not manufacture the eyewear.

Domestically, we utilize a composite method of expensing RealD eyewear inventory costs which provides a rational and reasonable approach to ensuring that shrinkage is provided for in the period incurred and that inventory costs are expensed in the periods that reasonably reflect the periods in which the related revenue is recognized. In doing so, we follow the methodology described below that reasonably and generally reflects periodic income or loss under these facts and circumstances:

•
For an estimated period of time following shipment to domestic motion picture exhibitors, no expense is recognized between the time of shipment and until the delivery is made as the inventory unit is in transit and unused.

•
The inventory unit cost is expensed on a straight-line basis over an estimated usage period beginning when we estimate usage of the inventory unit has started. In estimating the expensing start date and related expense period, we consider various factors including, but not limited to, those relating to a 3D motion picture's opening release date, 3D motion picture's expected release period, the number of currently playing 3D motion pictures, the motion picture exhibitor's buying and stocking patterns and practices and the quantities shipped per inventory unit.

Accordingly, the expensing start date following the date of shipment is meant to approximate the date at which usage begins. As the expense recognition period has been short, this methodology adequately recognizes inventory impairments due to loss and damage on a timely basis. Exposures due to loss or damage, if any, are considered normal shrinkage and a necessary and expected cost to generate the revenue per 3D motion picture earned through RealD eyewear usage. We continue to monitor the reasonableness of this methodology to ensure that it approximates the period over which the related RealD eyewear product revenue is earned and realizable. As of March 26, 2010 the usage period was estimated to be upon delivery due to the level of admissions for 3D motion pictures. RealD eyewear inventory costs that have not yet been expensed are reported as deferred costs-eyewear.

Deferred offering costs

There was $2.3 million of deferred offering costs incurred through March 26, 2010 and recorded as other assets on our consolidated balance sheets. Upon the consummation of our initial public offering, any amounts incurred will be offset against the proceeds of the offering.

Property and equipment, RealD Cinema Systems and digital projectors

Property and equipment, RealD Cinema Systems and digital projectors are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The major categories and related estimated useful lives are as follows:

RealD Cinema Systems	5-8 years
Digital projectors—held for sale	10 years
Leasehold improvements	Shorter of 3-5 years or life of lease
Machinery and equipment	2-7 years
Furniture and fixtures	3-5 years
Computer equipment and software	3-5 years

Digital projectors—held for sale ("digital projectors") also include digital servers, lenses and accessories. Upon installation at the customer location, we retain title to the RealD Cinema Systems and digital projectors which are held and used by our customers. The digital projectors are held for sale at either a specified date or upon occurrence of certain contingent events. As of March 26, 2010, digital projectors scheduled to be purchased within the next twelve months had a carrying value of $4.1 million. Depreciation for RealD Cinema Systems and digital projectors is included in cost of revenue.

We receive virtual print fees (VPFs) from third-party motion picture studios. VPFs represent amounts from third-party motion picture studios that are paid to us when a motion picture is played on one of our digital projectors. VPFs are deferred and deducted from the selling price of the digital projector. VPFs are recorded as a liability on the accompanying consolidated balance sheets and totaled $6.8 million and $5.1 million as of March 26, 2010 and March 27, 2009, respectively.

Major enhancements and improvements are capitalized. Maintenance and repairs for cinema systems and digital projectors are charged to expense as incurred. Maintenance and repairs expense totaled $0.8 million, $0.8 million and $0.3 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

Intangibles

Intangibles are deemed to have finite lives and consist of acquired developed technologies (which are primarily patents) and are amortized over their estimated useful lives of 11 to 19 years using the straight-line method.

Impairment of long-lived assets

We review long-lived assets, such as property and equipment, cinema systems, digital projectors and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors or circumstances that could indicate the occurrence of such events include current period operating or cash flow losses combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing operating or cash flow losses, or incurring costs in excess of amounts originally expected to acquire or construct an asset. If the asset is not recoverable, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

In fiscal year 2010, our impairment analysis resulted in charges of $0.4 million for impaired RealD Cinema Systems charged to cost of revenue. In fiscal year 2009, our impairment analysis, based on certain strategic decisions and projected operating cash flow, resulted in charges of $0.3 million for RealD Cinema Systems charged to cost of revenue and $1.7 million for impaired intangible assets including customer relationships, certain acquired developed technologies, trade names and non-compete agreements, of which $1.1 million was charged to research and development expenses, and $0.6 million to sales and marketing expense. In fiscal year 2008, our impairment analysis resulted in charges of $0.1 million for impaired RealD Cinema Systems charged to cost of revenue and $4.1 million for impaired intangible assets, of which $2.8 million was charged to research and development expense and $1.3 million to sales and marketing expense.

Goodwill

Goodwill is deemed to have an indefinite useful life and therefore is not amortized. We perform an impairment test annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. An impairment loss is recognized if the carrying amount of goodwill at each reporting unit exceeds its implied fair value. For all periods presented, we reviewed goodwill for impairment and concluded that goodwill was not impaired.

Revenue recognition and revenue reductions

We derive substantially all of our revenue from the license of our RealD Cinema Systems and the use and sale of our RealD eyewear, which together enable a digital cinema projector to show 3D motion pictures to consumers. We evaluate revenue recognition for transactions using the criteria set forth by the SEC in Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and Accounting Standards Codification Topic 605, Revenue Recognition (ASC 605). The revenue recognition guidance states that revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonable assured.

License revenue

License revenue is accounted for as an operating lease. License revenue is primarily derived under per-admission, periodic fixed fee, or per-motion picture basis with motion picture exhibitors. Amounts received up front are deferred and recognized over the lease term using the straight-line method. Additional lease payments that are contingent upon future events outside our control, including those related to admission and usage, are recognized as revenue when the contingency is resolved and we have no more obligations to our customers specific to the contingent payment received. Certain of our license revenue from leasing our RealD Cinema Systems is earned upon admission by the motion picture exhibitor's consumers. Our RealD licensees, however, do not report and pay for such license revenue until after the admission has occurred, which may be received subsequent to our fiscal period end. We estimate and record license revenue related to motion picture exhibitor consumer admissions in the quarter in which the admission occurs, but only when reasonable estimates of such amounts can be made. We determine that there is persuasive evidence of an arrangement upon the execution of a license agreement or upon the receipt of a licensee's admissions report. Revenue is deemed fixed or determinable upon verification of a licensee's admissions report in accordance with the terms of the underlying executed agreement or, in certain circumstances, receipt of a licensee's admissions report. We determine collectibility based on an evaluation of the licensee's recent payment history.

Product revenue

We recognize product revenue, net of allowances, when title and risk of loss have passed and when there is persuasive evidence of an arrangement, the payment is fixed or determinable, and collectability of payment is reasonably assured. In the United States and Canada, certain of our revenue from the use of our RealD eyewear is earned upon admission and usage by the motion picture exhibitor's consumers. Domestically, we provide our RealD eyewear free of charge to motion picture exhibitors and then receive a fee from the motion picture studios for the usage of that RealD eyewear by the motion picture exhibitors' consumers. Our customers, however, do not report admission or usage information until after the admission and usage has occurred, and such information may be received subsequent to our fiscal period end. We estimate and record such product revenue in the quarter in which the admission and usage occurs, but only when reasonable estimates of such amounts can be made.

Revenue reductions

We record revenue net of motion picture exhibitor stock options and estimated revenue allowances. Historically, allowances, which include accruals for product returns, have been insignificant, and actual results have not required significant adjustments to these estimates. In connection with some of our motion picture exhibitor licensing agreements, we issued to the motion picture exhibitors a 10-year option to purchase shares of our common stock at $0.01 per share. The stock options vest upon the achievement of screen installation targets. Motion picture exhibitor stock options are valued at the underlying stock price at each reporting period until the targets are met. Amounts recognized are based on the number of RealD-enabled screens as a percentage of total screen installation targets. The stock options do not have net cash settlement features. Amounts recorded as a revenue reduction totaled $39.2 million for the year ended March 26, 2010 and $4.9 million for the year ended March 27, 2009. As of March 26, 2010, unrecognized motion picture exhibitor stock options reductions in revenue totaled $40.5 million based upon an estimated fair value of our common stock of $23.07 per share and 100% achievement of screen installation targets. Reductions of revenue resulting from motion picture exhibitor stock options may increase as compared to a previous period as the estimated fair value of our common stock and number of screen installations increase.

Cost of revenue

Cost of revenue principally consists of depreciation expense of our RealD Cinema Systems and digital projectors installed at a motion picture exhibitor's premises, eyewear costs, including shipping and handling and recycling costs and occupancy costs.

Shipping and handling costs

Amounts billed to customers for shipping and handling costs are included in revenue. Shipping and handling costs that we incur consist primarily of packaging and transportation charges and are recorded in cost of revenue. Shipping and handling costs recognized in cost of revenue were $9.6 million, $0.2 million and $0.2 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

Research and development costs

Research and development costs are expensed as incurred and are primarily comprised of personnel costs related to our research and development staff, depreciation and amortization of research and development assets, prototype and materials costs, the cost of third-party service providers supporting our research and development efforts and occupancy costs.

Selling and marketing costs

Selling and marketing costs are primarily comprised of personnel costs related to our selling and marketing staff, advertising costs, including promotional events and other brand building and product marketing expenses, corporate communications, certain professional fees, occupancy costs and travel expenses.

Advertising costs are expensed as incurred. Advertising expenses were approximately $2.6 million, $1.4 million and $0.4 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

General and administrative costs

General and administrative costs are primarily comprised of personnel costs related to our executive, legal, finance and human resources staff, professional fees including legal and accounting costs, occupancy costs and internal costs in preparation to become a public company. Additionally, general and administrative costs include sales, use and property taxes and management fees payable to a stockholder, which will terminate upon consummation of this offering. For our U.S. cinema license and product revenue, we absorb the majority of sales and use taxes and do not pass such costs to our customers.

Share-based compensation

We account for stock options and restricted stock granted to employees and directors by recording compensation expense based on estimated fair values. Share-based awards to non-employees, including consultants, have been and are expected to be fully exercisable and nonforfeitable when granted, and, therefore, the estimated fair value of such stock options are expensed on the date of grant.

We estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Share-based awards are attributed to expense using the straight-line method over the vesting period. Compensation expense related to share-based awards has been reduced for estimated forfeitures.

We estimate the fair value of share-based awards granted using the Black-Scholes option-pricing model. For purposes of determining the expected term and in the absence of historical data relating to stock option exercises, we apply a simplified approach: the expected term of awards granted is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the contractual term when valuing awards to consultants. We use the average volatility of similar, publicly traded companies as an estimate for expected volatility. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the U.S. Treasury yield curve in effect during the period the options were granted. Our expected dividend yield is zero.

Foreign currency

Local currency transactions of our foreign operations that have the U.S. dollar as their functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are included in other income (loss) in our statements of operations.

The assets and liabilities of our foreign operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars at exchange rates as of the balance sheet date, revenues and expenses are translated at average exchange rates for the period, and equity balances are translated at the historical rate. Resulting translation adjustments are included in other comprehensive loss, a component of equity (deficit).

Net losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled $1.3 million and $0.1 million for the years ended March 26, 2010 and March 27, 2009, respectively, and are included in other income (loss). Such amount for the year ended March 31, 2008 was not significant.

Income taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at year-end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Employee benefit plans

We have a voluntary 401(k) savings plans in which most U.S. employees are eligible to participate. Eligible employees may make contributions not to exceed the maximum statutory contribution amounts. We may match a percentage of each employee's contributions consistent with the provisions of the plan for which they are eligible. All employee and employer contributions fully vest immediately. Our contributions to these plans totaled $0.2 million, $0.2 million and $0.1 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

Subsequent events

In accordance with ASC 855, Subsequent Events, we have evaluated all events or transactions that occurred after March 26, 2010 through May 26, 2010.

Recent accounting pronouncements

Accounting Standards Codification Topic 105, U.S. GAAP (ASC 105) establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of SFASs, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. As the Codification was not intended to change or alter existing U.S. GAAP, it does not have a material impact on our consolidated financial statements. We adopted ASC 105 on July 1, 2009.

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS No. 109 was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Accounting Standards Codification Topic 740. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation was to be effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN-48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The final FSP incorporates changes made to the original exposure draft and defers the effective date of FIN 48 for nonpublic enterprises and not-for-profit organizations to the annual financial statements for fiscal years beginning after December 15, 2008. We adopted the FSP and FIN 48 on March 28, 2009. Our adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) defers the effective date for applying its provisions to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair values in the financial statements on a recurring basis (at least annually). We adopted ASC 820 on March 28, 2009. Our adoption of ASC 820 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 805, Business Combinations (ASC 805) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. Subsequent changes to the estimated fair value of contingent consideration will be reflected in earnings until the contingency is settled. ASC 805 also requires acquisition-related costs and restructuring costs to be expensed as incurred rather than treated as part of the purchase price. We adopted ASC 805 on March 28, 2009, and it will change our accounting treatment prospectively for business combinations initiated on or after the adoption date.

Accounting Standards Codification Topic 855, Subsequent Events (ASC 855) establishes principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. In February 2010, the FASB issued ASU 2010-09, Subsequent Events. ASU 2010-09 was issued to amend ASC 855 to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change is intended to alleviate potential conflicts with current SEC guidance. The provisions of ASU 2010-09 are effective upon issuance. We adopted ASC 855 on September 25, 2009. Our adoption of ASC 855 and ASU 2010-09 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (ASC 350) removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. ASC 350 also requires expanded disclosures relating to the determination of useful lives of intangible assets. We adopted ASC 808 on March 28, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements. The new provisions of ASC 350 may impact any intangible asset we acquire in future transactions.

Accounting Standards Codification Topic 815, Derivatives and Hedging (ASC 815) provides additional disclosure requirements for an entity's derivative and hedging activities. We adopted the additional disclosure provisions of ASC 815 on March 28, 2009. Our adoption of ASC 815 did not have a material impact on our consolidated financial statements.

Accounting Standards Codification Topic 260-10, Earnings per Share ("ASC 260-10") provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. We adopted ASC 260-10 on March 28, 2009. Our adoption of ASC 260-10 did not have a material impact on our consolidated financial statements.

In January 2010, Accounting Standards Update 2010-6, Fair Value Measurements and Disclosures: Improving Disclosures About Fair Value Measurements (ASU 2010-6) was issued which requires entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for us beginning in the first quarter of fiscal 2010, except for Level 3 reconciliation disclosures which are effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a consensus of the Emerging Issues Task Force (ASU 2009-13) amends Accounting Standards Codification Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements (ASC 605-25). The amendments in ASU 2009-13 enable vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. ASC 605-25 is also amended to eliminate the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments in ASU 2009-13 will be effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. We expect to prospectively adopt the amendments in ASU 2009-13 beginning in the first quarter of fiscal 2012. We are currently evaluating the impact the adoption of new guidance will have on consolidated financial statements.

Accounting Standards Codification Topic 808, Collaborative Arrangements (ASC 808) applies to participants in collaborative arrangements that are not primarily conducted with the creation of a separate legal entity for the arrangement. ASC 808 requires disclosure of payments to or from collaborators based on the nature of the arrangement (including its contractual terms), the nature of the business and whether the payments are within the scope of other accounting literature. ASC 808 requires an entity to report the effects of adopting ASC 808 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements in place at the effective date unless it is impracticable. We adopted ASC 808 on March 28, 2009. Our adoption of ASC 808 did not have a material impact on our consolidated financial statements.

3.     Property and equipment, RealD Cinema Systems and digital projectors

Property and equipment, RealD Cinema Systems and digital projectors consist of the following:

(dollars in thousands)	March 27, 2009	March 26, 2010

RealD Cinema Systems	$21,797	$48,508
Digital projectors—held for sale	29,536	33,196
Leasehold improvements	504	719
Machine and equipment	1,278	2,247
Furniture and fixtures	13	13
Computer equipment and software	328	356
Construction in process	49	767

Total	$53,505	$85,806
Less accumulated depreciation	(9,954)	(17,104)

Property and equipment, RealD Cinema Systems and digital projectors	$43,551	$68,702

Depreciation expense amounted to $7.7 million, $4.9 million and $4.2 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively. During the year ended March 27, 2009, certain RealD Cinema Systems were impaired as discussed in Note 2.

4.     Goodwill and intangible assets

Goodwill and intangible assets consist of the following at:

	March 27, 2009		March 26, 2010
(dollars in thousands)	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization

Acquired developed technologies	$3,239	$1,000	$3,239	$1,215
Goodwill	$10,657	—	$10,657	$—

Total	$13,896	$1,000	$13,896	$1,215

Amortization expense amounted to $0.2 million, $0.7 million and $1.1 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively. During the year ended March 27, 2009, certain intangible assets were impaired as discussed in Note 2. Amortization expense of acquired developed technologies is included in research and development costs.

At March 26, 2010, the remaining amortization expense is estimated to be as follows (in thousands):

Fiscal year 2011	$216
Fiscal year 2012	209
Fiscal year 2013	203
Fiscal year 2014	129
Fiscal year 2015	129
Thereafter	1,138

Total	$2,024

5.     Accrued expenses

Accrued expenses consist of the following at:

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010

Payroll and compensation	$633	$4,632
Sales, use taxes and other taxes	1,873	5,876
Advertising and marketing	7	1,373
Professional fees	1,492	2,415
Refundable deposits	—	8,500
Other	1,875	1,812

Total	$5,880	$24,608

For our U.S. cinema license and product revenues, we absorb the majority of sales and use taxes and do not pass such costs on to our customers.

6.     Borrowings

Revolving credit facility and term loan

As of March 26, 2010, we had a $35.0 million credit facility agreement with City National Bank that provides for a maximum amount of borrowing under a revolving credit facility of $25.0 million and a term loan of $10.0 million. We have used amounts drawn under our credit facility agreement for working capital, capital expenditures and to finance operations. The revolving credit facility provides for, at our option, Revolving LIBOR loans, which bear interest at the London Interbank Offered Rate (LIBOR) plus a margin of 4.25% and Revolving Prime loans which bear interest at the fluctuating Prime Rate plus a margin of 2.75%. The borrowings under the term loan currently bear interest at the LIBOR plus a margin of seven and one-half percent (7.50%). The credit facility agreement is collateralized by a first priority perfected security interest in certain assets, including substantially all of our tangible and intangible property.

Under the credit facility agreement, we are subject to limitations, including limitations on our ability to incur additional debt, make certain investments or acquisitions and enter into certain merger and consolidation transactions. The credit facility agreement also contains a material adverse change clause, and we are required to maintain compliance with certain covenants, including a minimum Adjusted EBITDA target, a minimum fixed charge coverage ratio and a minimum number of screens installed. As of March 26, 2010, we were in compliance with all financial covenants in our credit facility agreement. If we fail to comply with any of the covenants or experience a material adverse change, the lenders could elect to prevent us from borrowing and declare the indebtedness to be immediately due and payable. Additionally, upon an initial public offering or a change in control, as defined under the credit facility agreement, all amounts outstanding under the credit facility agreement become due.

The credit facility agreement expires on December 31, 2010. Borrowings outstanding under the term loan totaled $10.0 million as of March 26, 2010 at an interest rate of 8.625%. Borrowings under the revolving credit facility totaled $10.2 million at March 26, 2010 and $5.0 million at March 27, 2009. The interest rates related to our borrowings under the revolving credit facility at March 26, 2010 ranged from 5.0% to 6.25% and at March 27, 2009 was 7.0%. As of March 26, 2010, there was $14.8 million available to borrow under the credit facility agreement.

Notes payable

From time to time, we enter into equipment purchase agreements with certain of our vendors for the purchase of digital projectors, digital servers, lenses and accessories. We pay a portion of the cost of the equipment upon delivery and finance a portion of the purchase price by issuing notes payable. The equipment is included in digital projectors in the accompanying consolidated balance sheets. Certain of these notes payables are non-interest bearing. In those cases, we record the net present value of the notes payable assuming an implied annual interest rate which is approximately 8.0%. The notes are secured by the underlying equipment. Notes payable totaled $11.3 million and $9.9 million as of March 26, 2010 and March 27, 2009, respectively. Interest expense is based on annual interest rates ranging from 7.0% to 9.66%. Interest expense amounted to $0.8 million, $0.7 million and $0.7 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

On June 13, 2008, we entered into an agreement to settle one of the notes payable. We paid $0.5 million resulting in a forgiveness of the remaining note payable and accrued interest of $0.2 million. The gain as a result of the forgiveness of the remaining notes payable was recorded in other income upon settlement.

As part of the acquisition of ColorLink, Inc. (ColorLink) during fiscal 2007, ColorLink entered into secured notes payable with its selling shareholders aggregating $3.6 million. The notes payable were secured by all personal property of ColorLink, as well as a subordinated security interest in all personal property of RealD. Additionally, the notes payable were guaranteed by RealD. The notes payable bear interest at 4.88% and all unpaid principal and accrued interest became due March 6, 2008. Principal of $3.5 million and interest accrued of $0.2 million were paid in March 2008. The remaining principal and interest of $0.1 million was paid in April 2008.

At March 26, 2010, the future principal payments due related to our borrowings are due as follows (in thousands):

Fiscal year 2011	$29,451
Fiscal year 2012	2,025
Fiscal year 2013	19
Fiscal year 2014	—
Fiscal year 2015	—
Less interest portion	(99)

Total	$31,396

7.     Commitments and contingencies

Lease obligations

We lease certain office, production and research and development space under noncancelable operating leases that expire at various dates. Certain operating leases provide us with the option to renew for additional periods. Where operating leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation.

At March 26, 2010, our future minimum lease obligations were as follows (in thousands):

Fiscal year 2011	$1,781
Fiscal year 2012	1,234
Fiscal year 2013	1,276
Fiscal year 2014	1,319
Fiscal year 2015	1,364
Thereafter	3,999

Total	$10,973

Rent expense was $1.6 million, $1.0 million and $0.6 million for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

Indemnities and commitments

During the ordinary course of business, we make certain indemnities and commitments under which we may be required to make payments in relation to certain transactions. These indemnities include indemnities of certain customers and licensees of our technologies, and indemnities to our directors and officers to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and commitments varies, and in certain cases, is indefinite. The majority of these indemnities and commitments do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities and commitments in the accompanying consolidated balance sheets. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

We have entered into contracts with certain of our vendors. Future obligations under such contracts totaled $8.2 million at March 26, 2010 and include revolving 90-day supply commitments. Many of the contracts contain cancellation penalty provisions requiring payment of up to 20.0% of the unused contract.

Contingencies and assessments

We are subject to various loss contingencies and assessments arising in the course of our business, some of which relate to litigation, claims, property taxes and sales and use tax or goods and services tax assessments. We consider the likelihood of the loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on our business, consolidated results of operations, financial condition or cash flows.

8.     Mandatorily redeemable convertible preferred stock and equity (deficit)

Voting rights

The holders of the convertible preferred stock, mandatorily redeemable convertible preferred stock and the common stock shall vote together as a single class and not as separate classes. Each holder of our preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date for determining stockholders entitled to vote on such matter. The holders of shares of preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote. In addition, the approval of holders of a majority of each class and series of our capital stock is required before we take certain specified actions.

Common stock

On April 27, 2007, we sold 240,000 shares of common stock at approximately $3.33 per share to former shareholders of ColorLink for cash proceeds of $0.8 million.

In November 2008, we entered into a stock purchase agreement with our Series D preferred stockholder. We sold 199,999 shares of our common stock at $10.00 per share. Total proceeds received were $2.0 million and were recorded net of issuance costs.

At March 26, 2010, we reserved the following shares of common stock for future issuances in connection with:

Convertible preferred stock	16,835,714
Warrants	1,089,000
Motion picture exhibitor stock options	3,668,340
Stock option plan:
Outstanding	5,513,869
Reserved for future issuance	407,404

Total	27,514,327

Convertible preferred stock

Prior to April 1, 2006, we issued 2,000,000 shares of Series A preferred stock for $2.0 million, or $1.00 per share. Offering costs have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series A preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a 1-for-1.50 basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $1.00 per share for Series A, plus declared but unpaid dividends. Further, holders are entitled to participate in distributions to common stockholders on a pro-rata basis as if the holders had converted preferred shares into common stock. Liquidation payments to preferred stockholders rank senior to payments to common stockholders. No liquidation events occurred as of March 26, 2010.

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

•
Is redeemable for cash upon ordinary liquidation.

•
Each holder has the number of votes for each share of convertible preferred stock held by such holder equal to the whole number of shares of common stock into which such share of convertible preferred stock may be converted as of the record date for the vote.

Prior to April 1, 2006, we had issued 2,417,644 shares of Series B preferred stock for $3.0 million or $1.24 per share. Offering costs have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series B preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a 1-for-1.50 basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $1.24 per share for Series B preferred stock, plus declared but unpaid dividends. Further, holders are entitled to participate in distributions to common stockholders on a pro-rata basis as if the holders had converted preferred shares into common stock. Liquidation payments to preferred stockholders rank senior to payments to common stockholders. No liquidation events occurred as of March 26, 2010.

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

•
Is redeemable for cash upon ordinary liquidation, and upon a deemed liquidation such as a change in control.

•
Each holder has the number of votes for each share of convertible preferred stock held by such holder equal to the whole number of shares of common stock into which such share of convertible preferred stock may be converted as of the record date for the vote.

In December 2007, we sold 1,666,667 shares of Series D preferred stock at $12.00 per share. Total proceeds received were $20.0 million. Offering costs, consisting primarily of legal and placement fees, have been recorded against the proceeds received. Rights and preferences afforded the stockholders of Series D preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a 1-for-1.50 basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments at 1.5 times initial per share purchase price, plus declared, but unpaid dividends. Preference is pro-rata with the Series C mandatorily redeemable convertible preferred stockholders based upon relative liquidation preference and payments rank senior to all other classes of stock. No liquidation events occurred as of March 26, 2010.

•
Is redeemable for cash upon ordinary liquidation.

•
Each holder has the number of votes for each share of convertible preferred stock held by such holder equal to the whole number of shares of common stock into which such share of convertible preferred stock may be converted as of the record date for the vote.

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

Our outstanding Series A, B and D convertible preferred stock and common stock are classified as part of permanent equity within the consolidated balance sheets based on their rights and preferences set forth under the certificate of incorporation, California law and the accounting standards pertaining to classification within the consolidated balance sheet. We therefore have recorded the Series A, B and D preferred stock at their original issuance price net of applicable issuance costs.

Mandatorily redeemable convertible preferred stock

During February 2007, we sold 5,139,500 shares of Series C mandatorily redeemable convertible preferred stock at $6.81 per share. Total proceeds received were $35.0 million. Offering costs,

consisting primarily of legal and placement fees, incurred were $3.2 million and have been recorded against the proceeds received.

Rights and preferences afforded the stockholders of Series C mandatorily redeemable convertible preferred stock are as follows:

•
Shares are convertible into common stock at the holder's option on a 1-for-1.50 basis, subject to certain anti-dilution provisions, as defined. Shares are automatically converted into common stock upon the occurrence of a qualified initial public offering, as defined.

•
Shares are mandatorily redeemable at the option of the holders beginning in December 2011. Redemption price is $17.025 per share, plus declared but unpaid dividends. We may elect to pay the redemption price in two installments, as defined. Amounts not paid in the first installment accrue interest at 6.0% per annum.

•
Shares are redeemable at our option at any time for liquidation value.

•
Upon a liquidating event, as defined, holders are entitled to liquidation payments equal to $17.025 per share, plus declared but unpaid dividends. Liquidation payments to holders rank senior to payments to all other classes of stock. No liquidation events occurred as of March 26, 2010.

•
Holders are entitled to dividends when and if declared. Dividends are participating with other classes of stock; however, they are not cumulative.

Our Series C mandatorily redeemable convertible preferred stock is classified in temporary equity under the SEC's guidance provided in ASR 268 because the holders of our Series C mandatorily redeemable convertible preferred stock have the right to cause us to redeem the instrument for cash for a specified period.

We are accreting the carrying value of the Series C mandatorily redeemable convertible preferred stock up to liquidation value through December 2011. Accretion is provided using the effective interest-rate method. During the years ended March 26, 2010, March 27, 2009 and March 31, 2008, we recorded accretion of $12.4 million, $9.8 million and $8.0 million, respectively.

Motion picture exhibitor stock options

During the year ended March 27, 2009, in connection with two motion picture exhibitor licensing agreements, we issued to each motion picture exhibitor a 10-year option to purchase 1,222,780 shares of our common stock at approximately $0.00667 per share. In May 2009, in connection with a third motion picture exhibitor licensing agreement, we issued the motion picture exhibitor a 10-year option to purchase 1,222,780 shares of our common stock at approximately $0.00667 per share. These stock options to our motion picture exhibitor licensees vest upon the achievement of screen installation targets and are valued at the underlying stock price at each reporting period until the targets are met. As of March 26, 2010, 407,593 of the motion picture exhibitor stock options had vested and were outstanding.

Warrants

Prior to April 1, 2006, we had issued warrants to purchase a total of 1,335,000 shares of common stock, which remained outstanding throughout the year ended March 31, 2008. The warrants were primarily issued in exchange for cash received totaling $24,000. During April 2007, warrants to purchase 360,000 shares of common stock were exercised.

Prior to April 1, 2006, we issued warrants and options to purchase 1,900,500 shares of common stock in exchange for cash received and as additional consideration to a person who lent us money. Prior to April 1, 2006, and when the awards were not fully vested, the lender exercised the warrants and options. The lender entered into a restricted stock agreement whereby we could repurchase the shares if the shares do not vest. During the year ended March 31, 2008, we repurchased 307,500 restricted shares that did not vest.

As of March 26, 2010, there were warrants outstanding to purchase 1,089,000 shares of common stock. The warrants' weighted-average exercise price is approximately $0.83 per share. As of March 26, 2010, the weighted-average remaining term of the warrants was 6.0 years.

9.     Share-based compensation

On May 25, 2004, our board of directors and stockholders approved the 2004 Stock Incentive Plan, or the Stock Plan. The Stock Plan provides for the granting of up to 7,810,978 nonstatutory and incentive stock options to employees, officers, directors and consultants. Options granted generally vest over a four-year period, with 25.0% of the shares vesting after one year and monthly vesting thereafter. The options generally expire ten years from the date of grant.

A summary of our stock option activity is as follows:

(in thousands except exercise price data and contractual term data)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (years)

Outstanding at April 1, 2007	4,685	$1.17
Granted	921	5.13
Forfeited or expired	(305)	2.11
Exercised	(114)	0.33

Outstanding at March 31, 2008	5,187	1.84
Granted	534	8.75
Forfeited or expired	(361)	3.87
Exercised	(63)	0.08

Outstanding at March 27, 2009	5,297	2.42
Granted	801	10.00
Forfeited or expired	(65)	1.20
Exercised	(519)	0.07

Outstanding at March 26, 2010	5,514	$3.75	5.8

Exercisable at March 26, 2010	4,418	$2.21	4.8

Vested or expected to vest	5,312	$3.56	5.7

Awards that are vested or expected to vest take into consideration estimated forfeitures for awards not yet vested.

The weighted-average grant date fair values were determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended
	March 31, 2008	March 27, 2009	March 26, 2010

Fair value of common stock	$5.13	$8.75	$10.00
Fair value of stock options granted	$3.04	$5.14	$6.05
Expected volatility	60%	61%	63%
Expected dividends	—	—	—
Expected term (years)	6	6	6
Risk-free rate	4.4%	2.8%	2.9%

As of March 26, 2010, there was $6.1 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted which is expected to be recognized over the remaining weighted-average period of 2.6 years.

Share-based compensation expense for the years ended March 31, 2008, March 27, 2009 and March 26, 2010 was as follows:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Cost of revenue	$88	$46	$60
Research and development	809	866	985
Selling and marketing	441	744	1,589
General and administrative	169	276	275

Total	$1,507	$1,932	$2,909

10.  Income taxes

The income tax provision from continuing operations consists of the following:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Current income tax provision:
Federal	$—	$—	$—
State	20	50	78
Foreign	—	143	2,538

	20	193	2,616
Deferred income tax benefit
Federal	—	26	—
State	—	—	—
Foreign	—	—	64

Total income tax provision from continuing operations	$20	$219	$2,680

Income (loss) from continuing operations before income taxes consisted of the following:

(in thousands)	2008	2009	2010

Domestic	$(17,869)	$(15,795)	$(41,405)
Foreign		(350)	4,336

Total	$(17,869)	$(16,145)	$(37,069)

The income tax benefit from discontinued operations consists of the following:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Current income tax benefit:
Foreign	$—	$—	—
Deferred income tax benefit
Federal	1,623	—	—

Total income tax benefit from discontinued operations	$1,623	$—	$—

Significant components of our deferred tax balances are as follows:

(dollars in thousands)	March 27, 2009	March 26, 2010

Deferred tax assets:
Net operating loss carryforwards	$10,142	$17,936
Deferred revenue	10,824	8,114
Motion picture exhibitor options	1,882	16,767
Accruals, reserves and allowances	1,820	3,427
Share-based compensation	1,434	2,434
Intangible assets	141	—
Foreign tax credit carryovers	—	1,165
Other	1,100	1,138

Total deferred tax assets	27,343	50,981
Deferred tax liabilities
Fixed assets	(3,356)	(5,009)
Intangible assets	—	(19)
Partnership interest	(1,063)	(1,723)
Unbilled receivables	(1,044)	(6,059)
Other	(23)	(40)

Total deferred tax liabilities	(5,486)	(12,850)
Valuation allowance	(21,857)	(38,195)

Net deferred tax liabilities	$—	$(64)

Due to the uncertainties surrounding the timing and realization of the benefits from our tax attributes in future tax returns, we have placed a valuation allowance against primarily all of our otherwise recognizable net deferred tax assets as of March 26, 2010 and March 27, 2009. The current deferred tax assets not reserved for by the valuation allowance are those in foreign jurisdictions or amounts that may be carried back in future years (after they have turned into current tax deductions) against current tax provisions recognized as of March 31,

2008. As a result, we increased our valuation allowance through the statement of operations as follows:

	Year ended
(dollars in thousands)	March 27, 2009	March 26, 2010

Through continuing operations	$5,133	$16,338

Net deferred tax liabilities	$5,133	$16,338

The income tax provision from continuing operations differs from the amount computed by applying the U.S. statutory federal income tax rate of 34.0% to the pretax loss as a result of the following differences:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Federal tax at statutory rate	34.0%	34.0%	34.0%
State tax, net of federal benefit	4.2%	4.2%	4.2%
Change in valuation allowance	(37.1)%	(31.8)%	(44.2)%
Other	(1.2)%	(7.8)%	(1.3)%

Total tax benefit	(0.1)%	(1.4)%	(7.3)%

As of March 26, 2010, we had net operating loss carryforwards of approximately $48.2 million for federal and $41.5 million for state purposes. Federal and state net operating loss carryforwards begin to expire in years 2012 and 2020, respectively. As of March 26, 2010, we had foreign tax credit carryforwards of approximately $1.2 million for federal income tax purposes that begin to expire in the year 2019. Our ability to utilize net operating loss carryforwards are generally limited and may become limited further in the event that a change in ownership occurs, as defined in the Internal Revenue Code.

On April 1, 2009, we adopted accounting for uncertain tax positions pursuant to ASC 740. As a result of adoption, we recorded a reduction of our deferred tax assets of approximately $0.1 million with a corresponding decrease to our valuation allowance.

The following table summarized the activity related to our unrecognized tax benefits (dollars in thousands):

Balance as of March 27, 2009	$—
Increases related to prior year tax positions	95
Increases related to current year tax positions	—
Expiration of the statute of limitations for the assessment of taxes	—
Settlements	—

Balance as of March 26, 2010	$95

Approximately $0.1 of the unrecognized tax benefits will decrease the effective tax rate if recognized, subject to our valuation allowance. It is not anticipated that there will be a significant change in the unrecognized tax benefits over the next 12 months.

Due to the net operating loss carryforwards, our United States federal and state returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception.

Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of March 26, 2010, amounts for accrued interest and penalties associated with uncertain tax positions were not significant.

As of March 26, 2010, unremitted earnings of the subsidiary outside of the United States were approximately $3.5 million, on which no United States taxes had been provided. Our current intention is to reinvest these earnings outside the United States. It is not practicable to estimate the amount of additional taxes that might be payable upon repatriation of foreign earnings.

11.  Related-party transactions

In November 2007, we sold our 51.0% interest in ColorLink Japan to its noncontrolling interest owner. Prior to the November disposition, ColorLink Japan leased certain employees and facilities from its noncontrolling interest owner and purchased certain raw materials from that owner. Furthermore, the noncontrolling interest owner and its affiliate acted as a sales distributor for ColorLink Japan for designated customers. The noncontrolling interest owner provided management services for ColorLink Japan for which it received a fee of 2.0% to 3.0% of ColorLink Japan sales. Management fees paid by ColorLink Japan to its noncontrolling interest owner from the date of acquisition through the date of sale totaled $0.1 million.

In conjunction with the November 2007 disposition of ColorLink Japan, we entered into a Technology and License Agreement with the previous noncontrolling interest owner of ColorLink Japan, and ColorLink Japan granting the parties certain exclusive and non-exclusive rights to make, use and sell designated inventions. As consideration for the grant of these rights, the parties have agreed to pay a royalty equal to 8.0% of revenue earned on the sale of the licensed products. Royalties earned in the year ended March 26, 2010 totaled $0.8 million, of which $0.2 million remained due and outstanding as of March 26, 2010. Royalties earned in the year ended March 27, 2009 totaled $0.5 million, of which $0.1 million remained due and outstanding as of March 27, 2009. Royalties earned from the date of sale through March 31, 2008 totaled $0.2 million.

In addition, we purchased inventory from the previous noncontrolling interest owner of ColorLink Japan. Inventory amounts purchased totaled $12.7 million and $3.3 million for the years ended March 26, 2010 and March 27, 2009, respectively. As of March 26, 2010 and March 27, 2009, we owed the previous noncontrolling interest owner of ColorLink Japan $1.7 million and $0.5 million, respectively. Amounts purchased from us by the noncontrolling interest owner of ColorLink Japan in the year ended March 26, 2010 totaled $0.3 million of which $0.1 million remained outstanding. A principal of the previous noncontrolling interest owner of ColorLink Japan owns 5.3% share of our common stock.

During the year ended March 26, 2010, we purchased digital projectors from the noncontrolling interest owner of our subsidiaries totaling $4.6 million. Of this amount, $0.1 million was paid upfront, $1.6 million was due as of March 26, 2010 to our noncontrolling interest partner and $2.9 million was financed as long-term debt.

During the year ended March 27, 2009, we purchased digital projectors from the noncontrolling interest owner of our subsidiaries totaling $5.9 million. Of this amount, $1.0 million was paid upfront and $3.5 million was financed as long-term debt.

We paid a $0.4 million management fee to the holder of our Series C mandatorily redeemable convertible preferred stock in the years ended March 26, 2010, March 27, 2009 and March 31, 2008.

12.  Discontinued operations

In November 2007, we sold our 51.0% interest in ColorLink Japan for approximately $3.3 million. The results for this business have been accounted for as discontinued operations and accordingly, the following amounts have been segregated from our continuing operations and included in discontinued operations, net of tax in the accompanying consolidated statements of operations:

Year ended
(dollars in thousands)	March 31, 2008

Net revenue	$3,689

Loss before taxes	(606)
Taxes	98

Loss from discontinued operations, net of tax	(508)
Loss on sale of discontinued operations	(11,288)

Discontinued operations, net of tax	$(11,796)

Included in the loss on sale of discontinued operations was $10.1 million of goodwill which was allocated to ColorLink Japan.

Amortization expense on other intangible assets related to discontinued operations was $0.2 million for the year ended March 27, 2008.

13.  Segment and geographic information

For financial reporting purposes we currently have one reportable segment. We have three operating segments: cinema, consumer electronics and professional. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We aggregate our three operating segments into one reportable segment based on qualitative factors including similar economic characteristics and the nature of the products and services. Our product portfolio is used in applications that enable a premium 3D viewing experience across the segments. We currently generate substantially all of our revenue from the license of our RealD Cinema Systems and the sale of our eyewear, which together enable a digital cinema projector to show 3D motion pictures.

Our top 10 customers accounted for approximately 57% and 73% of our net accounts receivable at March 26, 2010 and March 27, 2009, respectively. Our top 10 customers accounted for approximately 70%, 70% and 58% of our revenue for the years ended March 26, 2010, March 27, 2009 and March 31, 2008, respectively.

Our customers with an accounts receivable balance of 10% or greater of total net accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of net accounts receivable as of
(dollars in thousands)	March 27, 2009	March 26, 2010

Customer A	—	16%
Customer B	—	11%
Customer C	21%	—
Customer D	17%	—
Customer E	10%	—

	Percentage of net revenue
	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26 2010

Customer A	—	—	13%
Customer B	19%	20%	12%
Customer C	14%	—	—
Customer D	—	10%	—
Customer E	—	—	10%

Geographic information

Revenue by geographic region, as determined based on the location of our customers or the anticipated destination of use was as follows:

	Year ended
(dollars in thousands)	March 31, 2008	March 27, 2009	March 26, 2010

Domestic (United States and Canada)	$17,162	$27,775	$62,488
International	6,216	11,900	87,358

Total revenues	$23,378	$39,675	$149,846

Long-lived tangible assets, net of accumulated depreciation, by geographic region were as follows:

(dollars in thousands)	March 27, 2009	March 26, 2010

Domestic (United States and Canada)	$38,839	$52,544
International	4,712	16,158

Total long-lived tangible assets	$43,551	$68,702

14.  Subsequent events

Subsequent to March 26, 2010, we received $15.4 million in cash from motion picture exhibitor customers for the sale of digital projectors, resulting in a gain of $6.7 million in other income (loss). With the proceeds, we repaid an aggregate of $5.7 million of notes payable to the equipment providers.

On April 8, 2010, we reincorporated in Delaware. Each class of our capital stock had a par value of $0.0001 per share immediately upon the reincorporation. On June 25, 2010, our board of directors and stockholders approved an amendment to our certificate of incorporation, which increased our total authorized capital stock to 200 million shares. The foregoing amendment to our certificate of incorporation will be filed and effective on June 28, 2010.

In June 2010, the Members of Digital Link II, a majority owned subsidiary of RealD approved the distribution of $2.0 million to the operating members based on the membership interests of 55.6% or $1.1 million for RealD and 44.4% or $0.9 million for our noncontrolling interest partner.

We have entered into a new credit and security agreement with City National Bank, dated as of June 24, 2010, which provides for a revolving credit facility of up to $15.0 million and which will mature on June 30, 2012. This agreement and the revolving credit facility provided thereunder is expected to become effective on the date that this offering is completed.

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10,750,000 shares

Common stock

Prospectus

Joint Book-Running Managers
J.P. Morgan	Piper Jaffray
Co-Lead Manager
William Blair & Company
Co-Managers
Stifel Nicolaus Weisel	BMO Capital Markets

             , 2010

Through and including                                        , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

ITEM 13.    Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the FINRA filing fee and NYSE listing fee.

SEC registration fee	$14,260
FINRA filing fee	$30,500
NYSE listing fee	$183,328
Blue Sky fees and expenses	$10,000
Printing and engraving expenses	$300,000
Legal fees and expenses	$1,400,000
Accounting fees and expenses	$800,000
Transfer agent and registrar fees	$17,250
Miscellaneous	$750,000
Total	$3,505,338

ITEM 14.    Indemnification of directors and officers.

The registrant's current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately upon the completion of the registrant's initial public offering, contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as a director or officer.

Sections 145 of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. The registrant's certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately upon the completion of the registrant's initial public offering, provide that it shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Additionally, as permitted by Delaware law, the registrant has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future. The registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Also see "Undertakings."

ITEM 15.    Recent sales of unregistered securities.

The following sets forth information regarding all securities sold by the registrant within the past three years, which were not registered under the Securities Act:

1.     Since January 1, 2007 to May 26, 2010, the registrant has issued options to purchase 3,278,356 shares of its common stock to its employees, consultants and directors with a range of exercise prices from approximately $3.33 to $10.00 per share.

2.     Since January 1, 2007 to May 26, 2010, the registrant has issued 697,205 shares of common stock upon the exercise of stock options to its employees, consultants and directors.

3.     Since January 1, 2007 to May 26, 2010, the registrant has issued 0 restricted shares of its common stock to its employees, consultants and directors.

4.     On April 27, 2007, the registrant issued 240,000 shares of common stock for aggregate consideration of $800,000 to a group of accredited investors.

5.     On December, 24, 2007, the registrant issued 1,666,667 shares of Series D convertible preferred stock for aggregate consideration of $20 million to a group of accredited investors.

6.     On November 30, 2008, the registrant issued 199,999 shares of common stock for aggregate consideration of $1,999,995 to an accredited investor.

7.     On October 15, 2008, the registrant issued an option to purchase 1,222,780 shares of its common stock to a motion picture exhibitor with an exercise price of $0.00667 per share.

8.     On March 20, 2009, the registrant issued an option to purchase 1,222,780 shares of its common stock to a motion picture exhibitor with an exercise price of $0.00667 per share.

9.     On May 19, 2009, the registrant issued an option to purchase 1,222,780 shares of its common stock to a motion picture exhibitor with an exercise price of $0.00667 per share.

The sales and issuances of restricted securities in the transactions described in the paragraphs above were made in reliance upon the following exemptions from the Securities Act:

•
with respect to the transactions described in paragraphs 1 through 3, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701; and

•
with respect to the transactions described in paragraphs 4 through 9 Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

There were no underwritten offerings employed in connection with any of the transactions set forth above. Each share of the registrant's outstanding preferred stock described above will convert into one share of common stock of the registrant.

ITEM 16.    Exhibits and financial statement schedules.

(a)    Exhibits

1.1	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of the registrant as currently in effect.
3.2**	Form of Amended and Restated Certificate of Incorporation of the registrant to be effective upon the completion of this offering.
3.3**	Bylaws of the registrant currently in effect.
3.4**	Form of Amended and Restated Bylaws of the registrant to be effective upon the completion of this offering.
3.5**	First Certificate of Amendment of Certificate of Incorporation of the registrant.
3.6	Second Certificate of Amendment of Certificate of Incorporation of the registrant.
4.1**	Specimen of common stock certificate.
4.2**	Amended and Restated Investors' Rights Agreement, dated December 24, 2007, by and among the registrant, the founders and the investors named therein.
4.3**	Third Amended and Restated Shareholders Agreement, dated December 24, 2007, by and among the registrant and the other signatories thereto.
4.4**	Amendment No. 2 to Third Amended and Restated Shareholders Agreement, dated May 1, 2009, by and among the registrant and the other signatories thereto.
4.5**	Amendment No. 1 to Third Amended and Restated Shareholders Agreement, dated October 1, 2008, by and among the registrant and the other signatories thereto.
4.6**	Amendment and Agreement to Amended and Restated Investors' Rights Agreement, dated June 11, 2010, by and among the registrant and the other signatories thereto.
4.7**	Amendment No. 3 to Third Amended and Restated Shareholders Agreement, dated June 11, 2010, by and among the registrant and the other signatories thereto.
4.8**	Side letter, dated June 25, 2010, to Amended and Restated Investors' Rights Agreement, as amended.
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1#**	2004 Amended and Restated Stock Incentive Plan.
10.2#**	Form of Stock Option Agreement for 2004 Amended and Restated Stock Incentive Plan.
10.3#**	2010 Stock Incentive Plan.
10.4#**	2010 Stock Incentive Plan—Form of Nonstatutory Stock Option Agreement between the Chief Executive Officer and the registrant.
10.5#**	2010 Stock Incentive Plan—Form of Nonstatutory Stock Option Agreement between the executive officers and the registrant.
10.6#**	2010 Stock Incentive Plan—Form of Performance Stock Option Agreement issued in connection with the initial public offering between the Chief Executive Officer and the registrant.
10.7#**	2010 Stock Incentive Plan—Form of Performance Stock Option Agreement issued in connection with the initial public offering between the executive officers and the registrant.
10.8#**	2010 Stock Incentive Plan—Form of Stock Unit Agreement between the non-employee directors and the registrant.
10.9#**	Employment Agreement, dated May 25, 2010, between Michael V. Lewis and the registrant.
10.10#**	Employee Invention Assignment and Confidentiality Agreement dated May 25, 2010 between Michael V. Lewis and the registrant.
10.11#**	Indemnification Agreement, dated April 8, 2010, between Michael V. Lewis and the registrant.
10.12#**	Form of Separation Agreement and General Release of Claims between Michael V. Lewis and the registrant.
10.13#**	Form of Indemnification Agreement between the registrant and its directors and officers.
10.14+**	Real D System License Agreement (U.S. 2008), dated October 15, 2008, by and between REGAL Cinemas, Inc. and the registrant.
10.15+**	Real D Nonqualified Stock Option Grant and Real D Stock Option Agreement, both dated, October 15, 2008, by and between REGAL Cinemas, Inc. and the registrant.
10.16+**	Amended and Restated Real D System License Agreement (U.S. 2009), dated May 19, 2009, by and between Cinemark USA, Inc. and the registrant.
10.17+**	Real D Nonqualified Stock Option Grant and Real D Stock Option Agreement, both dated May 19, 2009, by and between Cinemark USA, Inc. and the registrant.
10.18+**	Second Amended and Restated RealD System License Agreement (2010), dated May 9, 2010, by and between American Multi-Cinema, Inc. and the registrant.
10.19**	Operating Agreement of Digital Link II, LLC, dated March 2, 2007.
10.20**	Credit and Security Agreement, dated July 26, 2007, between City National Bank and the registrant.
10.21**	First Amendment to Credit and Security Agreement, dated August 18, 2009, between City National Bank and the registrant.

10.22**	Second Amendment to Credit and Security Agreement, dated November 6, 2009, between City National Bank and the registrant.
10.23**	Third Amendment to Credit and Security Agreement, dated March 12, 2010, between City National Bank and the registrant.
10.24+**	RealD Inc. Amended and Restated Nonqualified Stock Option Grant and RealD Inc. Amended and Restated Stock Option Agreement, both dated May 9, 2010, by and between American Multi-Cinema, Inc. and the registrant.
10.25#**	Director Offer Letter and Consent, dated May 17, 2010, by and between P. Gordon Hodge and the registrant.
10.26**	Term Note, dated November 6, 2009, to Credit and Security Agreement, as amended, between City National Bank and the registrant.
10.27#**	Employment Agreement, dated May 25, 2010, between Andrew A. Skarupa and the registrant.
10.28#**	Employment Agreement, dated May 25, 2010, between Joshua Greer and the registrant.
10.29#**	Employment Agreement, dated May 25, 2010, between Joseph Peixoto and the registrant.
10.30#**	Employment Agreement, dated May 25, 2010, between Robert Mayson and the registrant.
10.31#**	Form of Separation Agreement and General Release of Claims between the registrant and Andrew A. Skarupa, Joshua Greer, Joseph Peixoto and Robert Mayson.
10.32#**	Form of Employee Invention Assignment and Confidentiality Agreement between the registrant and Andrew A. Skarupa, Joshua Greer, Joseph Peixoto, Robert Mayson and other non-executive employees.
10.33#**	Employment Agreement, dated January 21, 2010, between Craig Gatarz and the registrant.
10.34**	Credit and Security Agreement, dated June 24, 2010, by and between City National Bank and the registrant.
10.35#**	Employment Agreement, dated September 1, 2007, between Andrew A. Skarupa and the registrant.
10.36#**	Employment Agreement, dated September 1, 2007, between Joseph Peixoto and the registrant.
10.37#**	Employment Agreement, dated February 25, 2010, between Robert Mayson and the registrant.
10.38#**	Employment Agreement, dated November 5, 2008, between Robert Mayson and RealD Europe Limited.
10.39#**	Director Offer Letter and Consent, dated May 20, 2010, by and between Sherry Lansing and the registrant.
10.40#**	Director Offer Letter and Consent, dated May 17, 2010, by and between Frank J. Biondi, Jr. and the registrant.

10.41#**	Director Offer Letter and Consent, dated May 17, 2010, by and between Richard Grand-Jean and the registrant.
10.42#**	Director Offer Letter and Consent, dated May 20, 2010, by and between James Cameron and the registrant.
10.43#**	2010 Management Incentive Plan.
21.1**	List of significant subsidiaries of the registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2**	Consent of Sheppard, Mullin, Richter & Hampton LLP. (included in Exhibit 5.1)
23.3**	Consents of proposed directors Frank J. Biondi, Jr., Richard Grand-Jean, Sherry Lansing and James Cameron (included in Exhibits 10.39, 10.40, 10.41 and 10.42)
24.1**	Power of Attorney (included on signature page).
24.2**	Power of Attorney of William M. Budinger dated May 7, 2010.

*
To be filed by amendment

+
Certain provisions of this exhibit have been omitted pursuant to a request for confidential treatment

#
Indicates management contract or compensatory plan, contract, or agreement

**
Previously filed

(b)    Financial Statements Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on July 13, 2010.

RealD Inc.
By:	/s/ MICHAEL V. LEWIS Michael V. Lewis Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL V. LEWIS Michael V. Lewis	Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2010
/s/ ANDREW A. SKARUPA Andrew A. Skarupa	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 13, 2010
* Joshua Greer	President and Director	July 13, 2010
* Stephen Bellotti	Director	July 13, 2010
* Stephen Royer	Director	July 13, 2010
* P. Gordon Hodge	Director	July 13, 2010
* William M. Budinger	Director	July 13, 2010
* Andrew Howard	Director	July 13, 2010

* By:	/s/ CRAIG GATARZ Craig Gatarz Attorney-in-fact